2006 Annual Report
Our vision. To be the most professional life insurer in the world.
MANULIFE FINANCIAL CORPORATION
ANNUAL MEETING MAY 3, 2007

KEY PERFORMANCE MEASURES

Basic Earnings		Return on Common
per Common Share	Shareholders’ Net Income	Shareholders’ Equity
(C$)	(C$ millions)	(per cent)

▪ Basic earnings per common share increased by 23 per cent over 2005 to a record of $2.53 per share.	▪ Record shareholders’ net income of $3,985 million, a 21 per cent increase over last year.	▪ Return on common shareholders’ equity of 16.8 per cent compared to 14.1 per cent for 2005.

▪ Continued strong track record of growth with a five year compound annual growth rate of 16 per cent.	▪ Thirteenth consecutive year of record earnings.
▪   In 2004, the John Hancock transaction significantly increased the capital base and resulted in a lower ROE. Results have improved consistently since that time with a fourth quarter ROE of 18 per cent in 2006.

Premiums and Deposits	Funds Under Management	Capital
(C$ billions)	(C$ billions)	(C$ millions)

▪ Premiums and deposits were $64.9 billion, up 6 per cent over 2005 and more than double 2003 due to merger with John Hancock and strong organic growth.
▪   Funds under management of $414 billion, an increase of $42.5 billion over 2005. This was driven primarily by sales of wealth management products and impact of rising equity markets, partially offset by scheduled maturities of John Hancock Fixed institutional products.

▪   Total capital of $31.5 billion, up 11 per cent from 2005 due to strong earnings during the year and net new capital issued partially offset by shareholder dividends and share buybacks.

▪   Significant increase in 2004 from 2003 was primarily as a result of the John Hancock merger.

▪ In 2004, funds under management more than doubled from 2003 due to merger with John Hancock.

2006 Annual Report

1	Message to Shareholders
4	Management’s Discussion and Analysis
43	Consolidated Financial Statements
53	Notes to the Consolidated Financial Statements
102	Source of Earnings
104	Embedded Value
106	Principal Subsidiaries
108	Corporate Officers
109	Office Listing
110	Shareholder Information
Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market. Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.
2006 Annual Report

Our Vision
Our vision is to be the most professional life insurance company in the world, providing the very best financial protection and investment management services tailored to customers in every market where we do business.
Our Values
In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values:
Professionalism
We will be recognized as having professional standards. Our employees and agents will possess superior knowledge and skill for the benefit of our customers.
Real Value to Our Customer
We are here to satisfy our customers. By providing the highest quality products, services, advice and sustainable value, we will ensure our customers receive excellent solutions to meet their individual needs.
Integrity
All of our dealings are characterized by the highest levels of honesty and fairness. We develop trust by maintaining the highest ethical practices.
Demonstrated Financial Strength
Our customers depend on us to be here in the future to meet our financial promises. We earn this faith by maintaining uncompromised claims paying ability, a healthy earnings stream, and superior investment performance results, consistent with a prudent investment management philosophy.
Employer of Choice
Our employees will determine our future success. In order to attract and retain the best and the brightest employees, we will invest in the development of our human resources and reward superior performance.
Ratings
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisition and growth.
As at December 31, 2006, Manulife Financial had capital of C$31.5 billion, including C$24.9 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Rating Agency	Rating
A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 9 categories)
Moody’s	Aa2	(2nd of 9 categories)
Standard and Poor’s	AAA	(1st of 8 categories)
2006 Annual Report

Message to Shareholders
Dominic D’Alessandro
I am pleased to report that 2006 was another exceptional year for our fine Company. All of our operating divisions performed well, outpacing the high benchmarks achieved in 2005.
When I wrote last year’s message to shareholders, the integration of John Hancock had only recently been completed. After many months of hard work, we’d combined two sizeable organizations into one with more diversified distribution platforms, a broader range of product offerings, greater scale and an enhanced market presence. The challenge, and the opportunity, was to leverage this platform to achieve strong organic growth and generate additional value for our owners. The results achieved in 2006 attest to the great success of the business combination.
In 2006, Manulife Financial reported strong growth in earnings, record levels of funds under management and, in a number of important businesses, achieved record sales and market share gains. In addition, there was a strong increase in the embedded value of the new business written during the year, a development which augers well for our future results.
In all of my previous messages – this is the fourteenth – I have written about our vision of being the most professional life insurance company in the world. And, I described how the attainment of this vision would require that we excel at the basics of our business. Relentless efforts at improving our risk and investment management practices, at ensuring that we constantly innovate and bring fresh ideas to our customers, at expanding and managing our various distribution channels, at using technology wisely to deliver the highest quality service to our clients and producers, and at ensuring that all of our products deliver value to our customers are features of all of our businesses everywhere in the world.
While all of our businesses enjoy a relatively high degree of autonomy, they do so within a rigorous and well established framework of policies designed to make possible the achievement of our vision for the Company. Collaboration across and within markets, to share the benefits of new product ideas, new distribution initiatives and new technologies is part of our culture. A good example of the benefits of this approach is our U.S. variable annuity product with minimum withdrawal benefits. This highly successful product was modified so as to conform with local tax and regulatory conditions and introduced to Japan in 2004 and to Canada in late 2006. We expect to introduce variable annuities to other markets in Asia in 2007.
Today, Manulife is stronger than ever before. In acknowledgement of this, Standard & Poor’s raised the financial strength ratings on Manulife’s key operating subsidiaries to AAA, the highest of eight rating categories. Manulife is now one of only two publicly traded life insurance companies in the world with this coveted rating. It was especially gratifying that S&P cited our track record of consistent earnings growth, leading market positions and excellent risk management capabilities as reasons for the upgrade. Also encouraging is that the quality of our Company’s corporate governance practices continues to be recognized by observers in Canada and elsewhere. In 2006, Manulife was again ranked in the top position by the Globe and Mail Report on Business for our well established governance program.
Year in Review
In 2006, Manulife reported record shareholders’ earnings of $3,985 million, an increase of 21 per cent over 2005. The growth in earnings per share was equally impressive, with a 23 per cent increase to $2.53 per share. Strong organic growth, innovative product offerings and excellent investment returns were all significant factors contributing to the rise in earnings.
Funds under management exceeded $400 billion for the first time ending the year at $414 billion, up a healthy 11 per cent over the prior year. Strong net sales in our wealth management segments, good growth from our insurance businesses and rising equity markets contributed to this record level of funds under management.
Return on common shareholders’ equity was 16.8 per cent, an increase of 270 basis points over last year, and above our stated objective of 16.0 per cent.
We again returned a significant amount of capital to shareholders during the year. In 2006, dividends paid to common shareholders amounted to $1.1 billion, and on a per share basis, dividends increased by 25 per cent over 2005. We also repurchased 45 million common shares at an aggregate cost of $1.6 billion. In total, almost $3 billion of capital was returned to common shareholders, or approximately 70 per cent of common shareholders’ earnings.
Canada
The Canadian Division had a very strong year, with shareholders’ earnings of $981 million, an increase of 21 per cent over 2005. Strong in-force business growth, improved new business margins and a continued focus on cost containment contributed to the increase in earnings.
Within Individual Insurance, customer service initiatives designed to reduce response time and improve communications contributed to sales growth and market share gains, with record quarterly sales achieved in the fourth quarter of the year. The
2006 Annual Report     1

Today, Manulife is stronger than ever before. Manulife is now one of only two publicly traded life insurance companies in the world with Standard & Poor’s highest rating – AAA.
Individual Wealth Management business continued to expand its product offerings with the introduction of several new mutual funds and the launch of IncomePlus, Canada’s first guaranteed minimum withdrawal benefit product. This segregated fund product was launched in the fourth quarter and its strong market acceptance contributed to a record sales quarter for the business. Manulife Bank also continued to grow nicely, with total assets rising 34 per cent to over $8 billion by the end of the year. Within our Group Businesses, the pension segment enjoyed particular success with several large case sales contributing to market share gains and a record sales year.
United States
In the U.S., where substantially all of our business is conducted under the John Hancock brand name, the integration has dramatically enhanced our operations. We now have greater scale, unrivaled consumer awareness and offer a much wider range of products. In total, our U.S. Division contributed $1,758 million to shareholders’ earnings, an increase of 19 per cent over last year.
We are extremely pleased that John Hancock emerged as the leading provider of individual life insurance in the U.S. market in terms of new sales for the year ended December 31, 2006. This increase in market share was the result of the introduction of several new variable products together with a concurrent improvement in the productivity of our various distribution channels. Similarly, our Long Term Care segment implemented a number of initiatives to simplify its product offering and to help facilitate the sales process. These efforts, combined with a more level industry pricing structure, resulted in a 34 per cent growth in LTC sales on a U.S. dollar basis.
Our U.S. Wealth Management businesses had a record year with earnings of $1,136 million, up from $868 million last year. Favourable investment experience, in-force business growth and continued strong sales were all factors leading to this impressive result.
Within our variable annuity business, annual premiums and deposits exceeded $10 billion for the first time and contributed to a 23 per cent increase in funds under management. Efforts to build on the positive sales momentum included the launch of new riders and the further expansion of our distribution channels.
Our group pensions business remained a clear leader in the U.S. small case 401(k) market with a number one sales ranking for the full year 2006. Premiums and deposits increased by 26 per cent on a U.S. dollar basis due to continued solid sales and ongoing contributions from existing customers. This business also expanded its product offering with the launch of nine new asset allocation funds designed to reduce the complexity of investing.
In the mutual fund business, the launch of our lifestyle funds late in 2005 combined with initiatives to expand its distribution platform, contributed to an impressive 45 per cent growth in sales on a U.S. dollar basis. With almost $40 billion in assets under management, the business remains focused on expanding its product offering to achieve even further growth. I was particularly pleased with the record levels of net flows achieved in our variable business segments. In total, net flows from the pensions, mutual funds and variable annuities businesses amounted to almost US$12.5 billion, an impressive increase of 31 per cent over the strong levels achieved last year. Net sales is an important performance indicator for us as we believe excellent customer retention is one of the most effective ways to build a business for the long term.
Shareholders’ earnings in our fixed businesses reached record levels driven by favourable investment experience. As expected, our continued restriction on institution sales combined with scheduled maturities resulted in a decline in this segment’s funds under management.
Asia and Japan
In 2006, our Asia and Japan Division reported shareholders’ earnings of $734 million, accounting for 18 per cent of total Company earnings. With operations in ten countries and territories, and a presence in Asia which dates back over 100 years, we have an impressive footprint across the region. We have roughly 25,000 agents selling our products and have expanded our distribution capabilities to include 50 distribution agreements with banks and securities dealers.
In Hong Kong, we remain a leader in the insurance industry; however we continue to see a shift in demand to wealth management products. Wealth management sales increased sharply in 2006, as sales in the individual segment rose 77 per cent and group pension sales increased by 57 per cent on a U.S. dollar basis.
In Other Asia Territories, we have operations in eight countries and territories that provide tremendous growth opportunities. In China, we have expanded meaningfully since opening our first branch in Shanghai in 1996. In 2006 we added five new licenses, allowing us to operate in a total of 17 cities, the most of any foreign insurer. As well, the sales agency force in China grew by 26 per cent and contributed to a 41 per cent increase in sales. Other notable developments in the region included the acquisitions of The Pramerica Life Insurance Company in the
2     2006 Annual Report

The demand for products that facilitate wealth accumulation, that reduce the complexity and uncertainty of investment management and that address the risk of outliving savings will continue to grow.
Philippines, where we rank in the top five life insurers. In Japan, our business performed very well with favourable claims and investment experience and continued in-force business growth contributing to shareholders’ earnings of US$279 million. The business also introduced its first insurance product targeted to the corporate segment and launched a new variable annuity product late in the year. Since we first entered the market in 1999, Manulife Japan has made good progress and is positioned for further growth in that important market.
Reinsurance
Our Reinsurance Division reported shareholders’ earnings of $294 million. The Property and Casualty business returned to profitability after suffering losses in 2005 due to unprecedented levels of hurricane related claims. In 2006, property catastrophe business was written on better terms, with average premium rates and attachment points both at higher levels. As well, the Life Retrocession business also contributed higher earnings as claims experience was favourable versus the prior year.
Investments
Our Investments Division had another excellent year as performance against benchmarks remained at very strong levels and credit losses remained below historical levels. Overall credit quality improved, and by year-end almost 96 per cent of the bond portfolio was classified as investment grade, up from 94.4 per cent one year earlier. Other notable developments included a number of successful transactions, including significant real estate and timberland acquisitions that further diversify our portfolio and add to investment income and management fees. The Division also continued to increase the assets that are managed for third parties, which grew to $94 billion as at December 31, 2006. Finally, a number of MFC Global Funds were cited as best in class’ by several publications, a notable achievement for the Division.
Looking Forward
As I have said in the past, I believe that our Company is uniquely well positioned to benefit from the important developments expected to affect our industry in the years ahead. In North America and elsewhere, populations are ageing and living longer and people are increasingly aware that social programs may not be as robust or as comprehensive as once thought. The demand for products that facilitate wealth accumulation, that reduce the complexity and uncertainty of investment management and that address the risk of outliving savings will continue to grow. In Asia, economic growth is projected to remain strong and with it will come a demand for all of the various protection and savings products that we offer. We have been successful in establishing important businesses throughout the region and expect that the benefits of our presence there will become increasingly evident. I would also expect that as the industry continues to consolidate there will be acquisition opportunities that emerge. These will be carefully assessed and pursued with the same discipline that we’ve always shown in the past.
Our Company’s success is the result of the dedication and effort of all our employees, agents and producers all over the world who continue to distinguish themselves by the quality of their work. I would like to thank everyone for their commitment. I also want to take this opportunity to thank Bruce Gordon, SEVP Canadian Division and Victor Apps, SEVP and General Manager Asia Division, for the many contributions to our Company over their very successful and extended careers with Manulife. Both Bruce and Vic announced their retirement late in 2006 and, on behalf of everyone, I wish them a long and healthy retirement period.
Finally, I would like to thank our millions of customers around the world. We appreciate your confidence.

Dominic D’Alessandro
President and Chief Executive Officer
2006 Annual Report     3

Management’s Discussion and Analysis
Financial Performance
Manulife Financial Corporation is the largest insurance company in Canada, the second largest in North America and the sixth largest in the world based on market capitalization. We provide financial protection and wealth management products and services, to both individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance. We also provide investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers.
The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock”.
In this document, the terms “Company” and “Manulife Financial” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.
Net Income
The Company’s shareholders’ net income for 2006 was $3,985 million, up 21 per cent from $3,294 million reported in 2005. On a constant currency basis, net income increased $927 million. Fee income grew across all wealth management businesses due to higher assets, resulting from both net policyholder cash flows and positive equity market performance. Investment returns also contributed to investment related gains in the John Hancock Fixed product group and lower segregated fund guarantee charges. In 2006, the changes in actuarial methods and assumptions contributed $24 million to shareholders’ net income compared to $64 million in 2005. In both years, we reported income related to tax events. The 2006 events included a reduction in Canadian federal tax rates; changes in Ontario tax rules with respect to investment income tax; and the favourable net resolution of outstanding tax matters. In 2005 we reported net tax benefits in Japan related to the recognition of future tax assets. Charges to income in 2005 included Property and Casualty reinsurance losses related to Hurricanes Katrina and Wilma and integration expenses related to the John Hancock merger.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2006	2005	2004

Premium income	$19,104	$18,587	$16,287
Investment income	10,433	9,936	8,103
Other revenue	4,657	4,166	3,108

Total revenue	$34,194	$32,689	$27,498

Policy benefits	$19,912	$19,871	$17,033
General expenses	3,271	3,378	2,877
Investment expenses	892	746	623
Commissions	3,546	3,338	2,683
Interest expense	962	788	629
Premium taxes	270	244	208
Non-controlling interest in subsidiaries	5	2	20

Total policy benefits and expenses	$28,858	$28,367	$24,073

Income before income taxes	$5,336	$4,322	$3,425
Income taxes	(1,366)	(1,031)	(874)

Net income	$3,970	$3,291	$2,551
Less: net income (loss) attributed to participating policyholders	(15)	(3)	1

Net income attributed to shareholders	$3,985	$3,294	$2,550
Preferred share dividends	(30)	(14)	—

Net income available to common shareholders	$3,955	$3,280	$2,550

Diluted earnings per share	$2.51	$2.03	$1.81

Earnings per Common Share and Return on Common Shareholders’ Equity
Diluted earnings per common share for 2006 was $2.51, up 24 per cent from $2.03 in 2005. The return on common shareholders’ equity for 2006 was 16.8 per cent, up from 14.1 per cent for 2005.
Premiums and Deposits
Premiums and deposits for 2006 were $64.9 billion, up six per cent compared to $61.3 billion in 2005. On a constant currency basis, premiums and deposits increased 12 per cent.
General fund premiums were $19.1 billion in 2006, up three per cent from $18.6 billion in 2005. Premiums increased in all insurance businesses due to strong growth in the businesses, with the exception of Japan where there were lower universal life sales from conversion programs and in Reinsurance where 2005 included reinstatement premiums on contracts impacted by Hurricane Katrina.
4     2006 Annual Report

Segregated fund deposits were $33.3 billion in 2006, up five per cent from $31.8 billion in 2005. This growth was driven by record levels of deposits in U.S. Wealth Management, in Hong Kong wealth businesses and in Canadian Group Savings and Retirement Solutions. Partially offsetting the growth were lower sales in Canadian Individual Wealth Management and in the wealth management business in Japan.
Mutual fund deposits were $9.3 billion, up 25 per cent from $7.4 billion in 2005. The growth was a result of expanded distribution and the launch of Lifestyle funds by U.S. Wealth Management. ASO premium equivalents were $2.2 billion in 2006, up three per cent from $2.1 billion in 2005 and relate to administrative services in Canadian Group Benefits. Other fund deposits were $1.1 billion compared to $1.4 billion in 2005 and include College Savings products, SignatureNotes sales and Private Managed Accounts within U.S. Wealth Management.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

General fund premiums	$19,104	$18,587	$16,287
Segregated fund deposits	33,287	31,786	25,104
Mutual fund deposits	9,270	7,408	5,809
ASO premium equivalents	2,225	2,150	1,710
Other fund deposits	1,053	1,375	1,489

Total premiums and deposits	$64,939	$61,306	$50,399

Investment Income
Investment income was $10.4 billion for 2006, up five per cent from $9.9 billion reported in 2005. Gross investment income increased by two per cent due to an increase in general fund assets and an increase in yields due to the positive equity market performance. While credit experience was very favourable in both 2006 and 2005, the 2006 favourable experience exceeded 2005 by $139 million. Amortization of net realized and unrealized gains increased due to positive equity markets and appreciation in real estate holdings.
Investment Income

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Gross investment income	$9,263	$9,112	$7,439
Net charges for impaired assets	(1)	(140)	(115)
Amortization of net realized and unrealized gains	1,171	964	779

Investment income	$10,433	$9,936	$8,103

Yield	6.67%	6.15%	5.88%
Other Revenue
Other revenue was $4.7 billion for 2006, up 12 per cent from $4.2 billion in 2005. Fee income in the wealth management businesses increased due to higher average assets under management. Partially offsetting this increase was income received in 2005 of $89 million, from the wind-up of the estate of Daihyaku Mutual Life Insurance Company (“Daihyaku”), a business acquired in 2001.
Policy Benefits
Policy benefits were $19.9 billion in both 2006 and 2005. The decline in death, disability and other claims of eight per cent was primarily due to claims reported in 2005 with respect to Hurricanes Katrina and Wilma. Maturity and surrender benefits also declined, down six per cent from 2005, primarily related to a large surrender in the closed John Hancock Life participating block during 2005. Offsetting these declines was a $1.2 billion increase in the policy benefits expense related to the change in actuarial liabilities. The increase is due to the growth in premiums; the changes in maturities and surrenders; the impact of the favourable equity markets on the actuarial liabilities related to equity-linked products in Canada; and business growth.
Policy Benefits

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Death, disability and other claims	$5,949	$6,449	$4,785
Maturity and surrender benefits	9,814	10,398	8,659
Annuity payments	3,316	3,366	2,828
Policyholder dividends and experience rating refunds	1,528	1,569	1,391
Net transfers to segregated funds	432	465	507
Change in actuarial liabilities	(1,127)	(2,376)	(1,137)

Total policy benefits	$19,912	$19,871	$17,033

General Expenses
General expenses were $3.3 billion in 2006, down three per cent from $3.4 billion in 2005. The 2005 expenses include a charge for integration expenses of $145 million and a charge of $60 million to cover guarantees made to clients that were referred to Portus
2006 Annual Report     5

Alternative Asset Management Inc. Excluding these charges, expenses were up three per cent due to increased personnel expense from higher staff levels to support business growth and normal compensation increases.
Investment Expenses
Investment expenses were $892 million, up 20 per cent from $746 million in 2005. The increase is due to higher sub-advisory fees from growth in segregated fund assets.
Investment Expenses

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Related to invested assets	$336	$313	$280
Related to segregated, mutual and other funds	556	433	343

Total investment expenses	$892	$746	$623

Commissions
Commissions were $3.5 billion in 2006, up six per cent from $3.3 billion in 2005. The increase was driven by sales in John Hancock Life and John Hancock Variable Annuities where sales increased 21 per cent and 15 per cent respectively.
Interest Expense
Interest expense was $962 million in 2006, up 22 per cent from $788 million in 2005. The increase was due to an increase in bank loan volumes in the Canadian banking operations as well as an increase in interest on tax contingencies.
Income Taxes
Income taxes were $1,366 million in 2006, up 32 per cent from $1,031 million in 2005. The effective tax rate in 2006 was 25.6 per cent and in 2005 was 23.9 per cent. As discussed above, there were a number of tax related items in both 2005 and 2006.
Funds Under Management
Funds under management grew by 11 per cent, or $42.5 billion, to $414.0 billion as at December 31, 2006 from $371.5 billion as at December 31, 2005, primarily due to sales of wealth management products and the impact of rising equity markets over the last twelve months. The increase was partially offset by $4.9 billion of scheduled maturities of John Hancock Fixed institutional products.
Funds Under Management

As at December 31
(Canadian $ in millions)	2006	2005	2004

General fund	$171,164	$166,414	$169,142
Segregated funds held by policyholders[1]	172,048	139,695	117,570
Mutual and other funds[1]	70,805	65,345	60,645

Total funds under management	$414,017	$371,454	$347,357

[1]	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
Fourth Quarter Results
Net Income
The Company’s shareholders’ net income for the fourth quarter of 2006 was $1,100 million, up 21 per cent from $908 million reported a year earlier. The increase was due to the positive equity markets compared to last year; strong growth in the business; the return to profitability in the Property and Casualty reinsurance business; and favourable impacts on the Company’s tax position.
Premiums and Deposits
Premiums and deposits for the quarter were $15.8 billion, down two per cent from $16.2 billion reported a year earlier. Premiums and deposits have grown substantially in most of our business lines. Items offsetting this growth include a decline in Japan segregated fund deposits due to the temporary suspension of sales of a variable annuity product and the impact of the stronger Canadian dollar.
Financial Highlights

For the quarter ended December 31
(Canadian $ in millions)	2006	2005

Shareholders’ net income	$1,100	$908
Premiums and deposits	$15,819	$16,184

Moving Forward
We are well positioned in each of the markets in which we operate and our global diversity provides us with one of the best growth platforms in the industry. Our more than 20,000 employees and thousands of distribution partners serve millions of customers in 19 countries and territories around the world. Our diverse international operations allow us to leverage our people, products, technology and expertise quickly and effectively in new markets.
6     2006 Annual Report

U.S. Insurance
Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. Our John Hancock Life business focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. Our John Hancock Long Term Care business provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care. We distribute our products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a career agency system that offers innovative insurance and wealth management solutions to individuals, families and businesses.
In 2006, U.S. Insurance contributed 16 per cent of the Company’s shareholders’ net income, 10 per cent of premiums and deposits and as at December 31, 2006, accounted for 15 per cent of the Company’s funds under management.
Financial Performance
U.S. Insurance’s shareholders’ net income for 2006 was $622 million, up one per cent from $614 million reported in 2005. On a U.S. dollar basis, earnings increased by eight per cent driven by strong new business margins and favourable mortality experience in John Hancock Life, in-force business growth in John Hancock Long Term Care, and favourable investment returns in both businesses. Earnings growth was partially offset by unfavourable long-term care claims experience.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$5,488	$5,382	$4,710	$4,839	$4,450	$3,644
Investment income	2,982	2,868	2,372	2,630	2,369	1,833
Other revenue	614	620	463	542	512	358

Total revenue	$9,084	$8,870	$7,545	$8,011	$7,331	$5,835

Policyholder benefits	$6,051	$6,091	$5,387	$5,336	$5,030	$4,166
General expenses	610	574	464	538	474	360
Investment expenses	124	98	72	109	83	56
Commissions	1,196	1,042	803	1,055	863	620
Other	168	138	119	148	114	92

Total policy benefits and expenses	$8,149	$7,943	$6,845	$7,186	$6,564	$5,294

Income before income taxes	$935	$927	$700	$825	$767	$541
Income taxes	(313)	(313)	(233)	(276)	(259)	(180)

Net income attributed to shareholders	$622	$614	$467	$549	$508	$361

Premiums and Deposits
Premiums and deposits of $6.7 billion in 2006 were unchanged from 2005. On a U.S. dollar basis, premiums and deposits grew by seven per cent due to higher first year and renewal universal life premiums resulting from strong sales during the year as well as increased sales and in-force business growth in John Hancock Long Term Care. Growth in premiums and deposits was partially offset by lower participating policyholder life insurance product premiums.
Premiums and Deposits

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$5,488	$5,382	$4,710	$4,839	$4,450	$3,644
Segregated fund deposits	1,225	1,284	1,106	1,080	1,060	857

Total premiums and deposits	$6,713	$6,666	$5,816	$5,919	$5,510	$4,501

Funds Under Management
Funds under management were $61.3 billion as at December 31, 2006 compared to $57.9 billion as at December 31, 2005. This increase reflects in-force business growth and strong equity market performance over the last year.
Funds Under Management

As at December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

General fund	$48,675	$46,507	$46,148	$41,770	$39,889	$38,342
Segregated funds	12,583	11,374	10,953	10,798	9,755	9,100

Total funds under management	$61,258	$57,881	$57,101	$52,568	$49,644	$47,442

2006 Annual Report     7

Moving Forward
Our focus is on enhancing our position as a leader in the life and long-term care insurance markets by leveraging our strong distribution capabilities across multiple channels, striving for excellence in client service, and continuing to offer a diversified and innovative product portfolio that meets client needs.
At John Hancock Life, we will maintain strong relationships with our current distributors and implement programs to further enhance field and account management capacity to reach additional producers and grow sales. Our operational and customer service initiatives are focused on improving service through the use of technology to streamline processes. Our underwriting expertise is one of our competitive advantages and we will continue to grow capacity to provide better service and response time to our customers. On the product front, we are well positioned in the market with a streamlined product portfolio that offers a competitive product in each of our market segments. Product launches planned for 2007 include a new non-participating whole life product, as well as new versions of our market leading key universal life products.
At John Hancock Long Term Care, we will leverage our reputation as a leader in the industry. We will broaden our distribution capacity by continuing to enhance the support infrastructure tied to the sales process. These enhancements include providing product education and simplifying the selling and enrolment process for distributors. Customer service initiatives are focused on providing increased support and resources at the earlier stages of the claims process, when customers value service the most. Product leadership is also one of our competitive advantages and we will maintain our position as a leader in the industry. In late 2006, we introduced a new retail product called ‘Leading Edge’ that offers unique features designed to appeal to a younger demographic and those seeking a product that is easier to understand. Growth in the group market is also expected with increased acceptance of the Corporate Choice small group long-term care product and further product introductions during 2007 aimed at the mid-to-small group market segment.
JHFN remains the leading distributor of our life and long-term care insurance products, and is one of our top sellers of proprietary wealth management products in the United States. With programs to promote agent growth and the expansion of agencies, combined with strong John Hancock product offerings, we expect to drive sales growth and to attract and retain the best agent resources.
8     2006 Annual Report

U.S. Wealth Management
Our U.S. Wealth Management operation provides a variety of personal and family oriented wealth management products and services to select individual and business markets, and also provides institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has four core business lines.
▪	John Hancock Retirement Plan Services (“RPS”) provides 401(k) plans to small and medium-sized businesses.

▪	John Hancock Variable Annuities (“VA”) offers products primarily to middle and upper-income individuals.

▪	John Hancock Mutual Funds (“Mutual Funds”) offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

▪	Fixed Products group was formed in 2006 by combining the operations of the Guaranteed and Structured Financial Products (“G&SFP”) business, whose primary focus was fixed rate products for the institutional market, with the Retail Fixed Annuity business. Institutional product offerings include a variety of specialized products and services to U.S. based qualified defined benefit and defined contribution retirement plans, as well as other retail and institutional investors. Product offerings in our institutional business, where tight spreads persist, continue to be on an opportunistic basis. The retail fixed annuity product line includes fixed deferred annuities, structured settlements, terminal funding of pension and deferred compensation plans and immediate fixed annuities products.
In 2006, U.S. Wealth Management contributed 28 per cent of the Company’s shareholders’ net income, 54 per cent of total premiums and deposits, and as at December 31, 2006, accounted for 47 per cent of the Company’s funds under management.
Financial Performance
U.S. Wealth Management’s shareholders’ net income for 2006 was $1,136 million, up 31 per cent from $868 million reported in 2005. On a U.S. dollar basis, earnings increased 40 per cent. The increase was principally due to favourable investment results in our Fixed Products business and also due to increased fee income on higher average assets in our VA, RPS and Mutual Funds businesses. These increases were partially offset by the negative impact of a stronger Canadian dollar.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$3,741	$3,265	$2,400	$3,298	$2,704	$1,854
Investment income	2,858	3,020	2,274	2,520	2,494	1,763
Other revenue	2,412	2,052	1,635	2,127	1,697	1,261

Total revenue	$9,011	$8,337	$6,309	$7,945	$6,895	$4,878

Policyholder benefits	$5,031	$4,866	$3,684	$4,434	$4,025	$2,850
General expenses	784	790	650	692	653	501
Investment expenses	455	371	290	400	309	225
Commissions	1,003	923	721	886	763	555
Other	158	176	104	139	146	81

Total policy benefits and expenses	$7,431	$7,126	$5,449	$6,551	$5,896	$4,212

Income before income taxes	$1,580	$1,211	$860	$1,394	$999	$666
Income taxes	(444)	(343)	(251)	(392)	(283)	(195)

Net income attributed to shareholders	$1,136	$868	$609	$1,002	$716	$471

Premiums and Deposits
Premiums and deposits were $35.3 billion, up 17 per cent or $5.1 billion from $30.2 billion reported in 2005. On a U.S. dollar basis, premiums and deposits were up 24 per cent, reflecting strong growth of segregated fund deposits in our VA and RPS businesses as well as growth in our mutual fund deposits. Premiums are approximately 11 per cent of the total premiums and deposits and are mostly attributable to our Fixed Products business. The guaranteed fund options on RPS and VA products are also included in premiums. Premium growth of 15 per cent was primarily due to increased sales of our payout annuity products, driven by product updates in late 2005.
Segregated fund deposits are 64 per cent of total premiums and deposits and are attributable to our RPS and VA businesses. Both RPS and VA deposit levels hit record levels in 2006. RPS segregated fund deposits of U.S. $11.3 billion grew by 26 per cent as a result of higher recurring deposits from a growing block of in-force participants, continued market acceptance of the Fiduciary Standard Warranty and higher asset values on new business due to favourable equity markets. RPS deposits include U.S. $0.6 billion related to the John Hancock staff 401(k) pension plan. VA segregated fund deposits of U.S. $8.5 billion increased by 15 per cent attributable to the continued success of the Principal Plus for Life (“PPFL”) benefit rider. PPFL is a guaranteed minimum withdrawal benefit.
Mutual fund deposit growth was a result of expanded distribution and the late 2005 launch of the Lifestyle funds. Included in other fund deposits are deposits from Private Client Group (“PCG”) and College Savings products and deposits received on Fixed Products’ SignatureNotes. Other fund deposits declined slightly from the prior year as sales growth in the College Savings business was more than offset by a decline in PCG and SignatureNotes sales due to very competitive conditions in each of their market segments.
2006 Annual Report     9

Premiums and Deposits

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$3,741	$3,265	$2,400	$3,298	$2,704	$1,854
Segregated fund deposits	22,645	20,208	17,176	19,962	16,715	13,208
Mutual fund deposits	7,828	5,384	3,622	6,903	4,449	2,813
Other fund deposits	1,053	1,375	1,489	927	1,135	1,148

Total premiums and deposits	$35,267	$30,232	$24,687	$31,090	$25,003	$19,023

Funds Under Management
Funds under management were $196.7 billion as at December 31, 2006, an increase of 12 per cent over the $175.7 billion reported a year ago. This growth was principally in segregated funds and mutual funds and due to both continued strong net policyholder cash flows in RPS, VA and Mutual Funds businesses, and the cumulative effect of favourable equity market performance over the twelve month period. These increases were partially offset by the excess of scheduled maturities over new sales in the Fixed Products business.
Funds Under Management

As at December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

General fund	$44,947	$52,051	$56,138	$38,570	$44,644	$46,642
Segregated funds	112,269	89,996	77,151	96,344	77,191	64,100
Mutual funds	35,499	30,248	30,140	30,464	25,944	25,042
Other funds	3,957	3,438	2,887	3,396	2,949	2,398

Total funds under management	$196,672	$175,733	$166,316	$168,774	$150,728	$138,182

Moving Forward
Building on our strong sales and earnings growth in 2006, we are striving to continue our growth momentum into 2007 through a combination of investments in distribution, exceptional service and competitive products.
RPS continues to be the #1 seller of 401(k) pension plans in the 5 to 500 lives market. In 2007, RPS will focus on maintaining its dominance in the small size plans segment while further expanding into the mid-size plans segment of this market. We anticipate that sales in 2007 will benefit from the continued acceptance of the Fiduciary Standard Warranty as well as the recently introduced Lifecycle allocation funds. Lifecycle funds are asset allocation funds designed to move from an aggressive to a more conservative asset allocation as the investor nears his or her target retirement date. In 2007, we will also remain focused on a combination of new product offerings and service initiatives. New product initiatives will be aimed at both streamlining our pricing and at increasing plan participation rates and contribution amounts. Service initiatives will continue to involve further automation and enhancement of service capabilities to support larger plans.
VA experienced record sales activity in 2006 on the strength of its PPFL flagship product. In late 2006 the business launched its next generation PPFL riders which include two new options, Annual Step and Spousal Income, to retain our competitive position in the market. The improvements to PPFL, enhancements made to other customer benefits and the expansion of the number of product pricing structures available to customers are expected to drive sales growth in 2007. Investments to expand wholesaler distribution and the implementation of new sales agreements with two top-tier distribution partners are expected to boost sales momentum in key market segments. In 2007 we will continue to make significant investments to further improve our on-line access and electronic processing in order to enhance our already strong service position with both customers and producers.
Mutual Funds will continue to implement its strategy of expanded distribution supported by top performing funds and new product offerings. The expanded distribution strategy includes increasing the number of wholesalers in the field to enable us to more effectively distribute our broad array of investment solutions to major brokerage firms and financial planners. In addition, the creation of the Platform Sales Group in mid-2006, builds distribution strength. This group is focused on promoting our mutual funds to the professional buyers in the brokerage market to gain inclusion on recommended lists of funds or asset allocation programs. We will continue to strongly promote and market the new funds launched in 2006, including new funds managed by GMO, a world class institutional money manager and Classic Value II and International Classic Value managed by Pzena Investment Management, LLC. In 2007, Mutual Funds will continue to add innovative new products including nine Lifecycle target date asset allocation funds managed by best in class external investment management firms. In addition we expect to see continued success of the Lifestyle funds launched in late 2005. The Lifestyle funds are a flagship product offering of our RPS and VA businesses and are being offered to the retail market through the Mutual Funds business. We have also begun to offer Lifestyle through our College Savings 529 plans products and expect to see growth in sales in 2007 from this product.
In our Fixed Products group, sales growth will be driven through product innovation and distribution expansion. Product offerings in the institutional market, where tight spreads persist, continue to be on an opportunistic basis. On the product innovation front, the Guaranteed Principal Annuity (GPA) Plus fixed deferred annuity product will be revamped to offer more choices for surrender charge periods and optional coverage riders. We will also be enhancing our SignatureNotes product. Distribution related initiatives include expanding the bank, financial planner and wirehouse channels through the hiring of additional sales directors and implementation of new selling agreements to extend our marketing reach for both fixed and immediate deferred annuities. We will pursue opportunities for institutional sales, with particular focus on the Trust Owned Health Insurance (TOHI) and 401(k) stable value fund markets.
10     2006 Annual Report

Canadian Division
Our Canadian Division is one of the leading life insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual wealth management product offerings include segregated funds and fixed annuities, individual investment and banking products and mutual funds. Our individual life insurance products are aimed at middle and upper-income individuals and business owners. Insurance products are directly marketed to members of associations and to the customers of financial institutions. Group life, health and retirement products and services are marketed to Canadian employers.
In 2006, Canadian Division contributed 25 per cent of the Company’s shareholders’ net income, 21 per cent of total premiums and deposits and as at December 31, 2006, accounted for 19 per cent of the Company’s funds under management.
Financial Performance
Canadian Division’s shareholders’ net income for 2006 was $981 million, up 21 per cent from $809 million reported in 2005. The reduction in federal tax rates outlined in the 2006 Federal Budget, together with changes in the Ontario tax rules with respect to investment income tax, contributed $62 million to earnings. Excluding this earnings impact, shareholders’ net income for the year was $919 million, up 14 per cent from 2005. This increase was attributable to business growth, particularly in Manulife Bank and segregated fund assets under management; significantly improved claims experience in Individual Insurance; an improved expense position reflecting cost containment initiatives in combination with business growth across the division; and the favourable impact on actuarial liabilities from actions taken to improve the asset mix strategies in several businesses. These positive earnings contributions were dampened by the deterioration in Group Benefits claims experience as compared to the very favourable experience of a year ago.
Net loss attributable to the participating policyholders was $61 million, as compared to a loss of $12 million in 2005. The major contributors to the loss in 2006 were changes in actuarial assumptions related to a previously acquired block of participating business, a special dividend declared to policyholders of Manulife Canada Limited (formerly Zurich Life Insurance Company of Canada) and the impact of new business.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Premium income	$5,932	$5,761	$5,259
Investment income	3,164	2,771	2,343
Other revenue	798	734	543

Total revenue	$9,894	$9,266	$8,145

Policyholder benefits	$6,402	$6,126	$5,590
General expenses	926	882	770
Investment expenses	214	200	164
Commissions	771	726	603
Other	411	287	207

Total policy benefits and expenses	$8,724	$8,221	$7,334

Income before income taxes	$1,170	$1,045	$811
Income taxes	(250)	(248)	(194)

Net income	$920	$797	$617
Less: net income (loss) attributed to participating policyholders	(61)	(12)	3

Net income attributed to shareholders	$981	$809	$614

Premiums and Deposits
Premiums and deposits for the year ended December 31, 2006 were $13.5 billion, consistent with 2005 levels. Premiums increased across the insurance businesses reflecting sales growth and strong retention. On the deposit side, strong growth in Group Savings and Retirement Solutions was dampened by declines in Individual Wealth Management’s proprietary mutual fund and segregated fund sales. Individual Wealth Management’s 2005 segregated fund sales were unusually high in advance of the withdrawal of a key product from our product portfolio in the third quarter of 2005. Sales activity had declined throughout 2006 but rebounded in the fourth quarter with the October release of the new segregated fund product, IncomePlus, featuring a guaranteed minimum withdrawal benefit, the first of its kind in Canada. Mutual fund sales declined from 2005, reflecting less competitive fund offerings. Four new mutual funds were launched late in the third quarter and further enhancements are planned in 2007 to improve our competitive positioning.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Premiums	$5,932	$5,761	$5,259
Segregated fund deposits	4,619	4,514	3,116
Mutual fund deposits	761	1,107	973
ASO premium equivalents	2,225	2,150	1,710

Total premiums and deposits	$13,537	$13,532	$11,058

2006 Annual Report     11

Funds Under Management
Funds under management of $77.4 billion at December 31, 2006 grew by 12 per cent from $69.0 billion at December 31, 2005. Continued growth in Manulife Bank’s mortgage lending, combined with the impact of rising equity markets on market-linked products in Individual Insurance were the primary contributors to the growth in general fund assets. Segregated funds rose by 17 per cent reflecting equity market appreciation and positive net client cash flows from the wealth management businesses.
Funds Under Management

As at December 31
(Canadian $ in millions)	2006	2005	2004

General fund	$46,509	$42,424	$38,787
Segregated funds	27,448	23,443	19,422
Mutual and other funds	3,441	3,152	2,348

Total funds under management	$77,398	$69,019	$60,557

Moving Forward
Our vision is to be the premier life insurance based financial services organization in Canada with a reputation for innovative products, excellent service and professional value-added advice that meets the needs of our customers. We have built a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace, diversifying the income risk to shareholders.
We have a multi-channel approach to the marketplace. Over the past five years, the Individual Insurance and Wealth Management distribution reach has grown through acquisition and disciplined distribution expansion. Our channels include Managing General Agents (“MGAs”), independent advisors and investment dealers accessed through wholesalers. Organizational changes made in both the MGA and independent advisor channels in the latter half of 2006, will improve service and efficiency to advisors and their customers. Affinity Markets will continue to strengthen sponsor organization relationships and expand its direct to consumer reach. Group Benefits will continue to reinforce strong relationships with brokers, consultants and customers as well as expand distribution through MGAs and target areas with lower market penetration. Group Savings and Retirement Solutions’ dedicated sales representatives will continue to partner with their consultant or brokerage channels to provide value-added products with industry-leading tools and training to plan sponsors.
Product innovation and service excellence is key to meeting the needs of our customers, advisors, consultants, and plan sponsors. Our growth plans include offering enhanced options and services to existing clients and cross-selling within and across business units. Changing demographics and health care reform are presenting new opportunities for growth, and aging baby boomers are a key target market for both insurance and wealth management products. As such, Individual Insurance will increase its emphasis on estate planning-based life insurance sales and will continue to focus on growing its relatively new product lines – critical illness and long-term care insurance. Individual Wealth Management launched a guaranteed minimum withdrawal benefit product, IncomePlus, late in 2006. IncomePlus is designed to provide investors approaching retirement with predictable, sustainable and potentially increasing income to help their money last throughout retirement. This product is expected to be a key contributor to future growth. Individual Wealth Management will also expand into structured products, such as market-linked notes and closed-end funds. Manulife Bank will establish an advisor service centre in Halifax, providing an alternate base to support future growth. Group Benefits will focus on extending product options to existing customers and increasing customer satisfaction by expanding electronic capabilities and customized solutions. Affinity Markets will build upon its recent successes to continue to grow the travel insurance business. Following Group Savings and Retirement Solutions recent success in securing several large cases, they will focus on enhancing service and support for large case clients while maintaining an active product and service development program to deliver continued growth across a broad range of market segments.
All of our businesses continually make investments in upgrading technology to enhance our interaction with advisors and customers and improve operational efficiency. Our technology capabilities will be expanded to support new product offerings and to introduce additional services to advisors and customers. We continue to focus on expanding services that are offered over the internet, with initiatives planned across the Division to improve electronic-based interaction with advisors and customers. One such initiative is “Insight”, a web-based inquiry and reporting tool for advisors that provides them with a more consolidated view of the Manulife products held by their individual customers. In addition, we will continue to enhance compliance and governance support, for example, to retirement plan sponsors.
12     2006 Annual Report

Asia and Japan Division
Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. Within Asia, we provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.
In 2006, Asia and Japan Division contributed 18 per cent of the Company’s shareholders’ net income, 13 per cent of total premiums and deposits and as at December 31, 2006, accounted for nine per cent of the Company’s funds under management.
Financial Performance
Asia and Japan Division’s shareholders’ net income for 2006 was $734 million in 2006 and $732 million in 2005. On a U.S. dollar basis earnings increased six per cent. Excluding the amount reported in 2005 for the net tax benefits in Japan, shareholders’ net income increased by $87 million or 13 per cent (18 per cent on a U.S. dollar basis). This increase was driven by higher fee income on the growth of funds under management in Japan’s variable annuity business and Hong Kong pension and wealth management businesses as well as improved in-force experience in the Hong Kong life business. Outside Hong Kong and Japan (“Other Asia Territories”) earnings were bolstered by growth from several small acquisitions in the Philippines and growth in Indonesia’s individual life business. These increases were partially offset by the impact of the stronger Canadian dollar.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$2,933	$2,962	$2,936	$2,588	$2,448	$2,261
Investment income	863	716	618	761	592	474
Other revenue	515	354	240	454	294	185

Total revenue	$4,311	$4,032	$3,794	$3,803	$3,334	$2,920

Policyholder benefits	$2,083	$1,908	$2,006	$1,839	$1,575	$1,544
General expenses	564	574	585	498	474	449
Investment expenses	44	35	41	39	29	31
Commissions	566	624	532	498	517	410
Other	84	81	69	73	67	54

Total policy benefits and expenses	$3,341	$3,222	$3,233	$2,947	$2,662	$2,488

Income before income taxes	$970	$810	$561	$856	$672	$432
Income taxes	(190)	(69)	(74)	(168)	(57)	(57)

Net income	$780	$741	$487	$688	$615	$375
Less: net income (loss) attributed to participating policyholders	46	9	(2)	41	7	(2)

Net income attributed to shareholders	$734	$732	$489	$647	$608	$377

Premiums and Deposits
Premiums and deposits were $8.4 billion in 2006, down eight per cent from $9.1 billion in 2005. On a U.S. dollar basis, premiums and deposits were down two per cent, as strong growth in Hong Kong and the other territories was more than offset by year over year declines in Japan and Indonesia.
Overall premiums growth of six per cent was comprised of growth of 17 per cent in the Other Asia Territories, reflecting improved individual insurance business in Indonesia and continued growth in China, and a nine per cent increase in Hong Kong Individual Insurance. Largely offsetting this was an eight per cent decline in premiums in Japan, as a result of lower universal life premiums.
Segregated funds grew substantially in Hong Kong, driven by higher pension contributions and sales of unit-linked products; in Singapore, fueled by a buoyant economy and employment outlook; and in Indonesia, as pension sales increased. Offsetting these increases was a decline in segregated fund deposits of U.S. $0.7 billion in Japan due to the temporary suspension of a variable annuity product pending clarification of its tax treatment. A replacement for the suspended product was launched in November 2006.
Mutual funds are sold in Hong Kong and Indonesia. Deposits in Hong Kong increased by 59 per cent as a result of favorable market returns and the expansion of our fund offerings. Due to the fallout from the mid-2005 market turmoil in Indonesia, mutual fund deposits were lower through the first three quarters versus the prior year. Deposits in the fourth quarter of the year were up year over year.
2006 Annual Report     13

Premiums and Deposits

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$2,933	$2,962	$2,936	$2,588	$2,448	$2,261
Segregated fund deposits	4,747	5,226	3,591	4,177	4,323	2,776
Mutual fund deposits	681	917	1,214	598	751	945

Total premiums and deposits	$8,361	$9,105	$7,741	$7,363	$7,522	$5,982

Funds Under Management
Funds under management grew by $6.3 billion to $38.0 billion as at December 31, 2006 from $31.7 billion as at December 31, 2005. This growth was due to variable annuity sales in Japan; increased business volumes in pension and wealth management products in Hong Kong; the positive impact of rising equity markets; and recovering mutual fund sales in Indonesia. These increases were partially offset by maturities and lapses in Japan’s Daihyaku block.
Funds Under Management

As at December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

General fund	$17,050	$16,111	$16,135	$14,633	$13,819	$13,406
Segregated funds	17,232	12,282	7,910	14,787	10,533	6,572
Mutual and other funds	3,744	3,303	4,064	3,213	2,834	3,377

Total funds under management	$38,026	$31,696	$28,109	$32,633	$27,186	$23,355

Moving Forward
Hong Kong and Japan continue to be the largest contributors to the Division’s earnings. However, other operations within Asia are becoming more significant as a result of rapid growth and business expansion over recent years. Our plans are to continue to diversify and grow through the expansion of these other operations. We will also diversify our business by expanding the geographical scope of our employee benefit and asset management operations.
Our primary distribution channel is our approximately 25,000 professionally trained agents. We believe our professional agency and staff represent a competitive advantage, whereas competitors’ products are generally sold through part-time agents. We will continue to build on our strength in this channel by tailoring initiatives to strengthen recruitment, training and retention of agents. While our primary focus is agency, sales through alternative distribution relationships represent a significant portion of sales in Japan, Singapore, Malaysia, Indonesia and Hong Kong. In Japan, regulations have changed to allow the banks to sell a full range of insurance products by the end of 2007. We are working to expand and leverage our bank relationships to capitalize on this regulatory change.
Product innovation remains a key element of our strategy. In 2006, pension and wealth management sales in Hong Kong and variable annuity sales in Japan were key contributors to business growth. In 2007, we will leverage this success by launching a variable annuity product with minimum guaranteed withdrawal benefits in Hong Kong, Singapore and Taiwan, leveraging the expertise we developed in Japan, the United States and Canada. In Japan, we expect our revamped variable annuity product, launched in November 2006, to capture a significant share of the market. Across the Division, we continue to develop enhanced wealth management products and investment options to capitalize on the shift in customer needs to wealth accumulation and preservation. For example, late in 2006, we launched a principal protected note product in Malaysia offered through HSBC.
On the insurance side of the business, an innovative recurring premium unit linked product, that enables policyholders to share in the investment returns, will be launched in Hong Kong early in 2007 to capitalize on the growing market demand for these products. Other territories also plan to enhance their unit-linked product offerings in 2007. In Japan, we launched an increasing term product in 2006 targeted at corporate clients seeking to manage the incidence of their tax liabilities. Early sales of this product have been above expectations.
In 1996, Manulife, together with our partner Sinochem, created Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”), the first joint venture life insurance company in the People’s Republic of China. In 2006, MSL continued its rapid geographic expansion by opening seven new branches and sales offices, bringing its total up to 16. MSL’s 2007 plans include the opening of several more branches and sales offices and the continued development of our existing operations.
14     2006 Annual Report

Reinsurance Division
Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.
Through offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan, we provide customer-focused solutions and innovative products in the following lines of business:
▪	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as structured/non-traditional solutions;

▪	Property and Casualty – offering traditional property catastrophe and aviation as well as specialized non-traditional retrocession for Property and Casualty reinsurers; and

▪	International Group Program (“IGP”) – offering group life, health and pension products and services to multinational clients for their local national and globally mobile employees.
In 2006, Reinsurance Division contributed seven per cent of the Company’s shareholders’ net income and two per cent of the Company’s premiums and deposits.
Financial Performance
Reinsurance Division’s shareholders’ net income for 2006 was $294 million compared to a net loss of $108 million in 2005. During 2005, earnings were significantly impacted by losses stemming from reported claims related to Hurricanes Katrina and Wilma. Excluding these losses, earnings increased by $121 million due to favourable experience in Life Reinsurance along with favourable claims experience and margin growth in the Property and Casualty business.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$1,010	$1,217	$982	$890	$1,005	$756
Investment income	208	185	183	184	156	141
Other revenue	19	27	35	17	22	28

Total revenue	$1,237	$1,429	$1,200	$1,091	$1,183	$925

Policyholder benefits	$764	$1,452	$810	$675	$1,202	$624
General expenses	52	45	45	45	38	35
Investment expenses	3	3	3	3	3	3
Commissions	5	20	20	5	19	15
Other	10	(2)	10	8	(2)	8

Total policy benefits and expenses	$834	$1,518	$888	$736	$1,260	$685

Income (loss) before income taxes	$403	$(89)	$312	$355	$(77)	$240
Income taxes	(109)	(19)	(82)	(96)	(15)	(63)

Net income (loss) attributed to shareholders	$294	$(108)	$230	$259	$(92)	$177

Premiums
Premiums declined by 17 percent to $1,010 million in 2006 from $1,217 million in 2005. Premiums in the Life Reinsurance line increased due to strong new business volumes. Premiums in the Property and Casualty business decreased as a result of reinstatement premiums recorded in 2005 on contracts impacted by Hurricane Katrina as well as a continued shift from non-traditional to traditional business in the current year.
Premiums

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Life reinsurance	$476	$452	$466	$419	$374	$357
Property and Casualty reinsurance	97	310	180	86	257	138
International Group Program reinsurance	437	455	336	385	374	261

Total premiums	$1,010	$1,217	$982	$890	$1,005	$756

Moving Forward
We remain focused on maintaining our leadership position within our three core markets.
The market for life reinsurance is expected to continue to decline due to pricing pressures, industry consolidation and increased retention by direct writers. This has also led to a shift from direct writers reinsuring a pro rata share of a block of business towards reinsur-
2006 Annual Report     15

ing benefits in excess of a specified amount. These trends put a modest downward pressure on our retrocession volumes. On the positive side, as a result of the consolidation activity in the reinsurance industry, there will be fewer companies, creating an opportunity for us to increase volumes by reinsuring blocks of their in-force business. In addition, we will continue to opportunistically leverage our large per life capacity and the capital strength of the Company. These attributes have allowed Life Reinsurance to write a number of large in-force transactions in the past few years and are expected to continue to be a significant competitive advantage in the future.
Property and Casualty Reinsurance has established a recognized market position as a leader in providing retrocessional coverage for a very select clientele in the property and aviation reinsurance markets. The coverage is in the form of traditional and non-traditional contracts. Non-traditional reinsurance contracts are described in the supplement below. Demand for non-traditional property and casualty products almost completely disappeared in 2006 while various regulatory bodies continued their investigations of the risk transfer conditions in non-traditional contracts. In the traditional market, conditions changed following the volatile storm season of 2005. We increased our prices in 2006 and improved risk-adjusted returns to the Company, reflective of a hardening property catastrophe market and shrinking supply. We expect these market conditions to continue into 2007. During 2006 we limited our exposure in this line of business and, in 2007, we expect to continue writing business at these 2006 levels.
IGP expects to maintain its market leading position through continued dominance in North America while growing in Europe and Asia, despite increasing competition from leading providers.
Supplemental Information Regarding Non-Traditional Reinsurance
Non-Traditional Life Reinsurance
Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.
The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”) purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income, reported in other revenue on the income statement, and liabilities, if any, are recorded as deposit liabilities.
The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance is that, in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.
All of the non-traditional life and annuity treaties written by the Company provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.
Non-Traditional Property Reinsurance
Manufacturers P&C Limited (“MPCL”), a subsidiary of the Company, currently offers non-traditional retrocessional coverage to large international reinsurers. The non-traditional product currently offered by MPCL is known as a spread loss cover. This type of non-traditional cover has been referred to in the industry as “finite risk reinsurance” or “finite reinsurance.” All spread loss covers currently offered by MPCL are prospective property catastrophe excess of loss covers.
The most significant differences between a typical traditional treaty and a typical non-traditional contract (spread loss cover) are provisions relating to non-renewal premium and provisions relating to a notional experience account balance (“EAB”). The covers are generally 12 months in duration, with no obligation for either party to renew. An EAB tracks the performance of the treaty. The EAB is basically the premiums paid less claims incurred less MPCL’s margin. Positive amounts may be returned to the cedant. Negative amounts are carried forward in the EAB if the contract renews. Unlike traditional covers, with non-traditional covers, a non-renewal premium provision requires the cedant to pay an additional premium if the cedant does not renew the treaty and the EAB is negative. This non-renewal premium is typically less than 80% of the negative EAB, so that sufficient risk transfer is provided to qualify for reinsurance accounting.
16     2006 Annual Report

Corporate and Other
Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health (“JH A&H”) operation, which primarily consists of contracts in dispute.
In 2006, Corporate and Other contributed six per cent of the Company’s shareholders’ net income and accounted for nine per cent of the Company’s funds under management.
Financial Performance
Corporate and Other’s shareholders’ net income for 2006 was $218 million, down 42 per cent from $379 million reported in 2005. Contributing to the decrease were the unfavourable claims experience in the John Hancock Accident and Health business; lower income from changes in actuarial methods and assumptions; and lower investment income. Partially offsetting these items were lower integration expenses and credit related recoveries.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Investment income	$358	$376	$313
Other revenue	299	379	192

Total revenue	$657	$755	$505

Policyholder benefits	$(419)	$(572)	$(444)
General and investment expenses	387	552	416
Other	411	357	352

Total policy benefits and expenses	$379	$337	$324

Income before income taxes	$278	$418	$181
Income taxes	(60)	(39)	(40)

Net income attributed to shareholders	$218	$379	$141

Other revenue was $299 million in 2006, a decrease of 21 per cent from the $379 million reported in 2005. The decrease relates to the $89 million received in 2005 from the wind-up of the estate of Daihyaku, a business acquired in 2001.
General and investment expenses were $387 million, down 30 per cent from $552 million reported in 2005. The decrease was primarily as a result of integration expenses incurred in 2005 and a charge in 2005 of $60 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.
Policyholder benefits were a recovery of $419 million, down 27 per cent from a recovery of $572 million in 2005. Policyholder benefits relate to the JH A&H business, the transfer of credit risk from operating divisions and changes in actuarial methods and assumptions. The reduced income from these items relates to unfavourable claims experience in JH A&H and the impact of changes in methods and assumptions, partially offset by favourable credit experience.
Funds Under Management
Funds under management of $37.7 billion as at December 31, 2006 increased by nine per cent over the $34.4 billion reported a year ago. The growth in the general fund assets reflects the growth in capital from the combination of net income over the past twelve months and net new capital issued during the year of $1.7 billion, offset by shareholders’ dividends of $1,163 million, and the repurchase of 45 million common shares for $1,631 million. Segregated funds in this division relate to segregated funds from timber investments. Other funds under management decreased because of the disposition of an investment subsidiary as part of the completion of the John Hancock integration.
Funds Under Management

As at December 31
(Canadian $ in millions)	2006	2005	2004

General fund	$10,974	$6,634	$9,187
Segregated funds[1]	2,516	2,600	2,134
Other funds	24,164	25,204	21,206

Total funds under management	$37,654	$34,438	$32,527

[1]	Segregated funds is reduced by a consolidation adjustment for seed funds of $571 million (2005 – $361 million and 2004 – $320 million).
2006 Annual Report     17

Investment Division
Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland. Additionally, MFC Global has a physical presence in key financial centers around the world, including the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout South-east Asia.
General Fund Assets
The Company’s general fund invested assets increased to $171.2 billion as at December 31, 2006 from $166.4 billion as at December 31, 2005. The goal in investing in these assets is to maximize returns while operating within the Company’s investment, risk management, asset liability matching and investment policies. The following table shows the composition of the Company’s general fund invested assets.
General Fund Assets

		2006		2005
As at December 31	Carrying	%	Carrying	%
(Canadian $ in millions)	value	of total	value	of total

Bonds	$103,159	60	$103,315	62
Mortgages	28,131	17	28,008	17
Stocks	11,272	7	8,715	5
Real estate	5,905	3	5,279	3
Policy loans	6,413	4	6,120	4
Cash and short-term investments	10,745	6	8,723	5
Bank loans	2,009	1	1,806	1
Other investments	3,530	2	4,448	3

Total invested assets	$171,164	100	$166,414	100

Bonds
The Company’s bond portfolio represented 60 per cent of invested assets as at December 31, 2006. This portfolio invests in a combination of public bonds and private debt and is diversified by sector as well as by industry, duration and issuer. There was no significant change in sector distribution over the year. At year end 2006, 96 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).
The following table shows the distribution of the bond portfolio by sector and industry.

			2006			2005
			%			%
As at December 31	Carrying	%	Investment	Carrying	%	Investment
(Canadian $ in millions)	value	of total	Grade	value	of total	Grade

Government and agency	$27,049	26	97	$27,200	27	98
Financial	21,281	21	99	19,558	19	98
Telecommunications	3,042	3	96	3,447	3	91
Utilities	13,444	13	93	13,449	13	90
Energy	6,044	6	95	6,028	6	92
Industrial	5,880	6	95	6,101	6	90
Securitized (ABS/MBS)	11,977	12	99	12,352	12	99
Consumer (non-cyclical)	5,375	5	96	5,781	6	93
Consumer (cyclical)	3,186	3	84	3,037	3	80
Basic materials	3,355	3	81	3,584	3	84
Technology	358	0	99	316	0	98
Media and internet	1,813	2	90	2,094	2	91
Diversified and miscellaneous	355	0	99	368	0	98

Total bonds	$103,159	100	96	$103,315	100	94

Mortgages and Real Estate
As at December 31, 2006, mortgages represented 17 per cent of invested assets with 47 per cent of the mortgage portfolio in Canada and 53 per cent in the United States. Commercial mortgages accounted for 78 per cent of total mortgages with the rest being agricultural and residential mortgages. Predominantly composed of first mortgages, the portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 17 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. All mortgages are secured by real properties.
As at December 31, 2006, three per cent of the Company’s invested assets were held in real estate. The portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The portfolio has been managed such that the Company has been able to deliver occupancy rates that are consistently higher than industry average. The portfolio is also diversified by geographic region and property type, with 62 per cent located in the United States, 31 per cent in Canada
18     2006 Annual Report

and seven per cent in Asia. Commercial office properties represented 71 per cent of the portfolio, with the remainder shared between industrial, retail, residential and other property types.
Stocks
As at December 31, 2006, stocks represented seven per cent of invested assets. The portfolio consists primarily of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2006, the stock portfolio was invested 40 per cent in U.S. issuers, 33 per cent in Canadian issuers, 20 per cent in Asian issuers and seven per cent in other issuers.
Other Investments
Other investments include unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and oil and gas holdings. Other investments also includes various types of derivative instruments including interest rate and currency swaps, interest rate caps and floors, swaptions and futures used to hedge and manage the Company’s exposure to changes in interest rates, foreign exchange rates and equity market prices.
Third Party Assets
Separate from the General Fund, MFC Global manages a significant book of assets on behalf of clients of the Company’s operating divisions and institutional clients. Third party assets under management increased to $93.9 billion, up three per cent from $91.1 billion in 2005. The disposition of an investment subsidiary, as part of the completion of the John Hancock integration, reduced assets managed on behalf of institutional clients by $8.5 billion. Excluding this disposition, third party assets increased 14 per cent due to strong investment returns, positive net cash flows from the segregated and mutual funds businesses as well as newly acquired institutional mandates.
Third Party Assets

As at December 31			Change
(Canadian $ in millions)	2006	2005	$	%

Managed on behalf of:
Operating Division clients	$66,602	$62,896	$3,706	6
Institutional clients	27,252	28,166	(914)	(3)

Total third party assets	$93,854	$91,062	$2,792	3

Moving Forward
Consistently achieving superior investment returns and growing the investment management business remain the two primary goals of the Investment Division. The challenge ahead will be maintaining high returns in investment grade assets in an environment which continues to be characterized by tight spreads, low interest rates and highly priced assets. MFC Global’s unique portfolio of alternative assets results in enhanced yields, diversified risk and provides a competitive advantage. Going forward, the Division will continue to leverage our strong distribution network, expanded expertise and significant scale to aggressively grow the business.
2006 Annual Report     19

Risk Management
Overview
Manulife Financial is in the business of taking risk to generate profitable growth. Risk must be managed effectively to safeguard our reputation and capital, and to meet the expectations of our shareholders, customers and regulators. Our goal in managing risk is to strategically optimize risk taking and risk management to support long term revenue and earnings growth, and shareholder value growth. Manulife Financial seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken, and by proactively executing effective risk control and mitigation programs.
Risks will only be assumed that are prudent in relation to the Company’s capital strength and earnings capacity, that are aligned with our operational capabilities, that meet our corporate ethical standards, that allow us to remain diversified across risk categories, businesses and geographies, and for which we expect to be appropriately compensated.
An enterprise level strategy has been established that guides our risk taking and risk management activities globally. The enterprise risk management strategy sets out comprehensive policies and rigorous standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation. In order to ensure that we can effectively execute our risk management strategy, we continuously invest to attract and retain qualified risk professionals, and to build and maintain the necessary processes, tools and systems.
Specific risk management strategies are also in place for each broad risk category: strategic risk, credit risk, market and asset liability and liquidity risk, insurance risk and operational risk. To ensure consistency, these strategies incorporate policies and standards of practice that are aligned with those within the enterprise risk management strategy, covering:
▪	Assignment of risk management accountabilities across the organization;

▪	Delegation of authorities related to risk taking activities;

▪	Philosophy related to assuming risks;

▪	Establishment of specific risk limits;

▪	Identification, measurement, monitoring, and reporting of risks; and

▪	Activities related to risk control and mitigation.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors oversees our global risk taking activities and risk management practices. The ARMC approves and periodically reviews our enterprise risk management strategy, risk taking philosophy, overall risk appetite, and approves and monitors compliance with all key risk policies and limits. The ARMC regularly reviews with management trends in material risk exposures and major risk taking activities, and the ongoing effectiveness of our risk management practices. The Conduct Review and Ethics Committee of the Board oversees activities and risks specifically related to conflicts of interest, confidentiality of information, customer complaints and related third party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies and key programs, and all related risks.
The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management strategies, and is supported by the Chief Financial Officer and Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”), comprised of members from the Company’s Executive Committee. Together, they shape and continuously promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establishes risk policy, guides risk taking activity, monitors material risk exposures, and sponsors strategic risk management priorities throughout the organization.
The executive-level risk oversight committees and their mandates are presented below:

Executive Risk Committee

▪ Approves and oversees execution of our enterprise risk management strategy	▪ Approves key risk policies and limits
▪ Establishes risk taking philosophy and risk appetite	▪ Monitors risk exposures and reviews major risk taking activities

Product Oversight	Credit	Global Asset Liability
Committee	Committee	Committee
▪ Establishes product design and pricing policies and standards of practice, and oversees execution of our insurance risk management strategy
▪ Reviews insurance risk exposures
▪ Sub-group approves product offerings
▪ Establishes and oversees execution of our credit risk management strategy, policies and standards of practice ▪ Reviews credit exposures ▪ Approves large individual credits and investments
▪ Establishes and oversees execution of our market and asset-liability risk management strategy, policies and standards of practice covering investment return, foreign exchange and liquidity risk, and derivatives usage
▪ Reviews market and asset-liability risk exposures
▪ Approves target investment strategies

20     2006 Annual Report

Business units across the organization own and take accountability for the risks they assume. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering expected risk-adjusted returns.
Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management strategy as well as specific risk management strategies for each broad risk category, and oversees the execution of these strategies across the enterprise. CRM monitors and reports on enterprise-wide risk exposures and oversees economic capital modeling. CRM proactively partners with business units to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns. CRM also drives the development and introduction of new risk measurement and management practices, and risk education, throughout our organization.
Other corporate groups are responsible for overseeing the execution of risk management strategies for certain risks. Global Compliance oversees our regulatory compliance risk management program, Corporate Legal oversees management of our legal risks, Corporate Treasury oversees liquidity and foreign exchange risk management, Corporate Information Technology oversees business interruption risk management, and Corporate Human Resources manages our global human resource programs. Internal Audit independently assesses the effectiveness of our risk management strategies and their execution across the enterprise. The Chief Actuary performs the Dynamic Capital Adequacy Testing that is required by regulators.
Risk Identification and Monitoring
Manulife Financial endeavours to evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a directly comparable risk-adjusted basis and to identify, monitor, measure, and control the risks assumed using a common set of practices. Our business units identify and assess risks arising from their activities on an ongoing basis, as an integral component of their business management processes. CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures relating to specific risk categories, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy limit exceptions, as required.
The ERC and the ARMC each review a comprehensive report quarterly that presents all key elements of our risk profile and exposures across all risk categories enterprise-wide, incorporating both quantitative risk measures and qualitative assessments. The report presents information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs. The report includes a scan of our external risk environment, a consolidated view of our exposure to all material risks, highlights recent developments and management activity, and facilitates monitoring of compliance with all risk policy limits.
The Chief Actuary presents the results of the Dynamic Capital Adequacy Testing to the Board of Directors annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of all global risk management programs, and their effectiveness, with the ARMC annually.
Risk Measurement
Risk exposures are evaluated using a variety of risk measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to deterministic stress testing and sophisticated stochastic scenario modeling of economic value, economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across all business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.
The Company evaluates its consolidated internal risk-based capital using a combination of internal economic capital and Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of equity needed to support risks, covering potential extreme losses that could occur, with a pre-defined confidence level. We evaluate our consolidated earnings volatility using an internal earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level. Both economic capital and earnings at risk are measured enterprise-wide and can be allocated by risk, product line, asset category, and market. We continue to expand the application of economic capital, in the evaluation of risk-adjusted returns for product pricing and investment decision support, throughout our organization. Strong controls are in place over the development, implementation and application of the stochastic scenario models used in measuring economic capital, earnings at risk and performing other risk analyses across our organization.
The Dynamic Capital Adequacy Test examines our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, by stress-testing a number of significantly adverse but “plausible” scenarios.
Risk Control and Mitigation
CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level, such as credit and insurance underwriting and claims adjudication decisions, are delegated based on the skill, knowledge and experience of the specific individuals.
Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to ensure our aggregate risk remains within our risk appetite and limits. Internal controls within the business units and corporate functions are in place to limit our exposure to operational risk, such as regulatory and compliance risk and information security breaches and to ensure integrity of our business and financial results.
The Company manages risk taking activities against an overall group appetite for assuming risk that reflects the financial condition, and the business strategies and risk tolerances approved by the Board of Directors. The risk appetite is set in relation to a variety of risk measures including economic capital and earnings at risk, as well as regulatory capital requirements. To ensure exposures to particular
2006 Annual Report     21

risks are appropriate and that the Company remains well-diversified across risk categories, we manage specific risk exposures against enterprise-wide limits established for each of these specific risks. These limits are set in relation to risk measures ranging from economic capital and earnings at risk to risk measures applied only to the particular risk.
The following charts show the composition of the Company’s internal risk-based capital by broad risk category and product line:
Internal Risk-Based Capital By Risk Type

A Credit B Interest Rates C General Fund Equities D Off-Balance Sheet Product Guarantees & Fees E Real Estate & Other Assets F Claims G Policy Retention & Other Insurance Risks
Internal Risk-Based Capital By Product

A Individual Insurance B Long Term Care C Group Insurance D Individual Wealth Management & Fixed Annuities E Variable Annuities F Group Annuities & Pensions
The following sections describe the key risks we face in each broad risk category and highlight the strategies in place to manage these risks.
Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Key Risk Factors Manulife Financial operates in highly competitive markets and competes for customers with both other insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, is influenced by many factors, including our product features, service levels, prices relative to our competitors, and our reputation. External business, political and regulatory environments can significantly impact the products and services we can offer, and their price. Changes to laws, taxes, and regulations could reduce barriers to entry, increase cost of compliance, or reduce the attractiveness of some of our product offerings. Continuing consolidation of the financial services industry may increase competition further, and effective execution of desirable transactions is a challenge. Financial strength and claims paying ability ratings are also important to our competitive position. A ratings downgrade could reduce the demand for our products and services, increase the level of surrenders of our products, and negatively impact the cost and availability of capital to us.
Risk Management Strategy The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of important processes:
▪	Strategic planning that is integrated with risk assessments and reviewed where appropriate with the Board of Directors;

▪	Detailed business planning executed by divisional management and reviewed by the CEO;

▪	Quarterly operational performance reviews of all businesses, along with business risks, with the CEO and annual reviews with the Board of Directors;

▪	Capital attribution and allocation that ensures a consistent decision making framework across the organization;

▪	Review and approval of acquisitions and divestitures by the CEO and where appropriate with the Board of Directors.
Market and Asset Liability Risk and Liquidity Risk
Market and asset liability risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.
Risk Management Strategy Overview Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market and asset liability risk management strategy. The strategy covers the management of a variety of risks that arise in generating the investment returns required to support product liabilities, as well as the returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timberlands and oil and gas, interest rate changes, and foreign exchange rate changes. The committee also oversees the management of liquidity. Our market and asset liability risk management strategy is designed to keep potential losses from these risks within acceptable limits.
Global investment policies, approved by the ARMC, establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. We monitor actual investment positions and risk exposures regularly, and report the positions and exposures to the Global Asset Liability Committee on a quarterly basis, with some exposures reported monthly. We also present reports to the ERC and the ARMC quarterly.
Segmentation and Investment Approach General account product liabilities are segmented into groups with similar characteristics and are each supported with a uniquely segmented portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These investment policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as
22     2006 Annual Report

well as portfolio management styles such as active or indexed for public equities and buy-and-hold or actively traded for public bonds. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques to optimize long-term returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to short-term income volatility and long-term extreme event risk. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Several products, such as payout annuities and insurance, have guaranteed obligations extending well beyond terms for which returns can generally be locked in with certainty, typically about 25 to 30 years in North America. To support obligations falling within the period for which investment returns can be locked in, we invest in fixed income assets that have a generally matching cash flow or key rate duration profile. We support the remaining liabilities, which give rise to systemic investment return risk as they cannot be cash flow matched, with assets managed to achieve a target return sufficient to support these obligations over their long-term investment horizon. We do this by investing in a prudent amount of a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. We allocate any recurring premium inflows, after funding current obligations, between the matching investment strategies and target return investment strategies as needed to support obligations.
To support wealth management products with fixed and highly predictable benefit payments, we invest in fixed income assets that have a generally matching cash flow or key rate duration profile. These products primarily have short to medium-term obligations and offer interest rate guarantees for specified terms on single premiums.
Other products such as participating insurance, universal life insurance and U.S. fixed annuities, largely pass through the investment performance of the assets we invest in to support these products to our policyholders, through dividends declared or rates of interest credited. We manage the assets supporting these products to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options are used to manage interest rate, foreign currency and equity risks. We mitigate the unique risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.
Investment Return Risk
Key Risk Factors Investment return risk relates primarily to potential losses arising from asset returns insufficient to support product liabilities and is driven by our asset allocation, market influences, as well as the nature of embedded product guarantees and policyholder options.
The investment return risk within our general account arises mainly from: the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, the uncertainty of returns that can be achieved on existing asset portfolios being managed for long-term return supporting long-dated liabilities, minimum rate guarantees on products where investment returns are generally passed through to policyholders, and embedded policyholder withdrawal options. Investment return risk within the general account may also arise from any tactical mismatch positions taken between the cash flow or key rate duration profile of assets and liabilities that are generally targeted to be matched.
If the cash flow and maturity profile of our assets are shorter than our guaranteed liabilities, interest rate declines may reduce the future return on invested assets earmarked to support those liabilities. On the other hand, for products with adjustable rates, if rates increase significantly, we may need to increase credited rates and reduce margins in order to remain competitive or face potential increases in surrenders on these products. Declines in market values of equity, commercial real estate, and to a lesser extent, timberlands will impact the market value of our general account investments.
The investment return risk arising from the Company’s off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and insurance products. Guarantees include death, maturity, income and withdrawal guarantees on variable products and segregated funds. A sustained decline in stock markets could reduce asset-based fee revenues and increase the cost of guarantees associated with our variable products.
In addition, the level of our sales activity may be affected by the performance of stock markets, interest rates, inflation and general economic conditions as these will influence the performance of our general account investments, segregated funds and mutual funds.
Risk Management Strategy Interest rate risk management policies and standards of practice are clearly defined and communicated, including interest rate risk exposure limits and delegated trading authorities approved by the ARMC, as well as accountabilities for managing and monitoring interest rate risk. Asset duration, key-rate duration or cash flow targets are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and rebalance positions to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities. We manage fixed income assets invested for total return against established external benchmarks and portfolio managers maintain interest rate risk exposure positions within prescribed limits.
We mitigate risk arising from our general account non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timberland, agricultural land and oil and gas. We manage total non-fixed income asset investments against an established aggregate limit, representing a small proportion of total assets, and against aggregate limits for each asset category. To diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection; commercial real estate investments to established limits by property type and geography; and timber and agricultural land investments to limits by geography and crop. We proactively manage allocations to non-fixed income assets, reflecting management’s risk preferences.
2006 Annual Report     23

We mitigate investment return risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of reinsurance. We design new product benefit guarantees and fund offerings to meet established extreme event risk exposure limits, based on economic capital. We have reinsurance in place on existing business that transfers investment return related benefit guarantee risk, where appropriate.
The Company’s aggregate exposure to equities is managed against enterprise-wide limits that are approved by the ERC and the ARMC. These limits cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general account investments.
Market risk exposures are evaluated using a variety of techniques and measures that are primarily based on projecting asset and liability cash flows under a variety of future interest rate and market return scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value at risk based on specific stress scenarios, earnings at risk and economic capital. We monitor and report exposures quarterly to the Global Asset Liability Committee, the ERC and the ARMC.
The following tables show the shareholders’ economic value at risk under sample stress scenarios, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal models. We calculate shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are:
▪	an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets;

▪	an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum interest rate of 0.25 per cent; and

▪	an immediate 10 per cent decline in the market value of non-fixed income assets.
Exposures are shown separately for segments supported with asset-liability matching mandates and segments supported with total return mandates.
Exposures Arising in Segments Supported with Matching Mandates Liability segments supported with matching mandates include non-adjustable product benefit and expense obligations falling within a period for which returns can generally be locked in, typically 25 to 30 years. These liabilities represented approximately half of our product liabilities as at December 31, 2006. Our strategy is to support these liabilities with fixed income assets that have a generally matching cash flow or key rate duration profile.
The following table shows the shareholders’ economic values at risk arising from segments supported with asset-liability matching mandates under the interest rate stress scenarios described above.
Shareholders’ Economic Value at Risk Arising from Segments Supported with Matching Mandates

As at December 31	1% change in interest rates
(Canadian $ in millions)	Increase	Decrease

2006
Wealth management	$22	$(24)
Insurance	247	(325)

Total	$269	$(349)

2005
Wealth management	$(11)	$16
Insurance	227	(314)

Total	$216	$(298)

As at December 31, 2006, our wealth management business supported with matching mandates had virtually no sensitivity to parallel interest rate changes. Within our insurance liability segments supported with matching mandates, we remain positioned to benefit from increases in interest rates in our U.S. long-term care, U.S. life insurance and Canadian insurance segments, and consequently remain exposed to potential permanent declines in interest rates.
Exposures Arising in Segments Supported with Target Return Mandates Liability segments supported with target return mandates include non-adjustable product benefit and expense obligations falling beyond the period for which returns can generally be locked in, typically 25 to 30 years, as well as all liabilities with benefits that can generally be adjusted. These liabilities represented approximately half of our product liabilities as at December 31, 2006. Target return mandate segments also include our shareholders’ equity account. These liabilities are supported by asset portfolios incorporating a prudent amount of a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. For our asset segments supporting non-adjustable long-dated liabilities, the underlying economic risk exposure is the potential failure to achieve the assumed returns over the entirety of their long investment horizon. For our asset segments supporting adjustable product liabilities, the embedded economic risk arises primarily from embedded minimum guarantees and policyholder withdrawal options.
24     2006 Annual Report

The following table shows the shareholders’ economic values at risk arising from segments supported by total return mandates described above, under the three stress scenarios.
Shareholders’ Economic Value at Risk Arising from Segments Supported by Target Return Mandates

As at December 31	1% change in interest rates		10% decline in market values
(Canadian $ in millions)	Increase	Decrease	Equities	Real Estate	Other*

2006
Wealth management	$(70)	$13	$(59)	$(27)	$(7)
Insurance	533	(1,033)	(124)	(211)	(74)
Shareholders’ equity account	(396)	451	(339)	(15)	(66)

Total	$67	$(569)	$(522)	$(253)	$(147)

2005
Wealth management	$(36)	$30	$(63)	$(6)	$(6)
Insurance	500	(999)	(150)	(172)	(47)
Shareholders’ equity account	(304)	340	(244)	(11)	(48)

Total	$160	$(629)	$(457)	$(189)	$(101)

*	Other assets include timberland, agricultural lands and oil and gas holdings.
Within our insurance liability segments supported by target return mandates, exposure to a permanent decline in interest rates primarily arises in long-dated non-adjustable product benefit segments, due to fixed income asset portfolios with cash flow or key rate duration profiles shorter than the benefits, as well as exposure to minimum rate guarantees on adjustable benefit segments. The exposures within our insurance liability segments are partially offset by the exposures within our shareholders’ equity account.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate 10 per cent decline in the market value of equity funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of the Equity Component of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2006	2005

Market-based fees	$(567)	$(472)
Variable product guarantees	$(167)	$(207)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Benefit Guarantees

			2006			2005
			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value[2]	at risk[2]	cost[3]	value[2]	at risk[2]	cost[3]

Maturity / income benefits	$51,188	$429		$36,553	$613
Death benefits[1]	12,926	1,133		12,543	1,578

Total	$64,114	$1,562	$(1,623)	$49,096	$2,191	$(1,252)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

[2]	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable and represents a theoretical value only.

[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The expected guarantee cost represents the average, across all stochastically modeled investment return scenarios, of the present values of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees, considering future mortality, policy termination and annuitization rates. Fee income supporting guarantees is expected to exceed benefit payments, resulting in a negative expected cost. The reduction in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2005 was driven by favourable equity market performance along with the sales of higher margin products.
The actuarial liabilities established for guaranteed benefit payments related to variable annuities and segregated funds must fall between the average of the present values calculated as described above, across the most adverse 40 per cent of investment scenarios and the average calculated across the most adverse 20 per cent of the investment return scenarios. As at December 31, 2006 and December 31, 2005, actuarial liabilities held for these guaranteed benefit payments were $546 million and $547 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on an average of stochastic investment return scenarios, in aggregate, the actuarial liabilities held as at December 31, 2006 would adequately defease our projected
2006 Annual Report     25

guaranteed benefit payments across all businesses as long as future fund returns, including dividends, average at least two and one half per cent per annum.
Foreign Currency Risk
Key Risk Factors A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian denominated assets. If the Canadian dollar were to strengthen relative to non-Canadian currencies, the translated value of reported revenue, expenses and earnings from these non-Canadian denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline.
Risk Management Strategy Manulife Financial has a policy of matching the currency of our assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the liabilities they support, up to target capital levels.
Currency risk exposure is managed to an established Value at Risk limit. The Value at Risk model is based on the industry-accepted J.P. Morgan Chase Risk Metrics methodology applied to our actual currency position relative to the policy position. We also monitor and regularly report the sensitivity of our net income and shareholders’ equity to changes in foreign exchange rates to the Global Asset Liability Committee and ERC and report quarterly to the ARMC. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $165 million as at December 31, 2006 and $151 million as at December 31, 2005. The same change in foreign exchange rates would have reduced 2006 and 2005 net income by $28 million and $21 million, respectively.
Liquidity Risk
Key Risk Factors Manulife Financial is exposed to liquidity risk in each operating company and in the holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, expenses and investment activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing them when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.
The ability of MFC, the holding company, to fund its cash requirements depends upon it receiving dividends, distributions and other payments from its operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, have restrictions on payments which they may make to MFC.
Risk Management Strategy Global liquidity management policies and procedures are designed to ensure we have adequate liquidity available in the holding company, each operating company, and our consolidated operations, to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.
Liquidity risk is lessened by having policy liabilities that are well-diversified by product, market, geographical region and policyholder. We design insurance products to encourage policyholders to maintain their policies in-force. These policies generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and our investment strategies to support them, to mitigate the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies that match the cash flow or maturity profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. We forecast and monitor actual daily operating liquidity and cash movements in local operations as well as centrally, to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity levels are managed against established minimums, approved by the ARMC. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, are net of maturing debt obligations. Under the model, policy liabilities are adjusted to reflect their potential for withdrawal. Our policy is to maintain adjusted liquid assets at a level above adjusted policy liabilities, corresponding to the highest liquidity rating issued by Standard & Poor’s.
Strategic Liquidity

		2006		2005
As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$92,142	$91,320	$87,798	$88,638
Adjusted policy liabilities	$22,507	$28,973	$22,120	$28,485
Liquidity ratio	409%	315%	397%	311%

During the year, the Strategic Liquidity Ratio was adjusted to more accurately reflect the surrender profile of certain Annuities business. Prior year numbers have been revised to conform to the current basis of calculation.
26     2006 Annual Report

Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
Key Risk Factors A pronounced and sustained economic downturn could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions for impairments related to our general account invested assets and off-balance sheet instruments, and an increase in provisions for future credit impairments to be included in our actuarial liabilities. Counterparty risk arises primarily from derivatives and reinsurance activities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in actuarial reserves.
Risk Management Strategy The Credit Committee establishes and oversees execution of our credit risk management strategy. The committee sets out objectives related to the overall quality and diversification of our general account investment portfolio and establishes criteria for the selection of counterparties and intermediaries, including reinsurers and insurance providers. Our policies, approved by the Credit Committee, establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. We invest our general account assets primarily in investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps. The Credit Committee monitors compliance against all credit policies and limits. Internal Audit performs periodic internal audits of all credit-granting units to ensure compliance with credit policies and procedures.
All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of: business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standards, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and company experience, and resulting default costs, which form key inputs to our product pricing, actuarial liabilities and economic capital.
We establish delegated credit approval authorities that are approved by the Credit Committee and the ARMC. We make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.
We have in place distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A” from internationally recognized rating agencies. We measure derivative counterparty exposure as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure as both current exposure and potential future exposures reflecting the level of ceded actuarial liabilities. We require all reinsurance and insurance counterparties to meet minimum risk rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, that corrective action is taken. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. We reduce the carrying value of an impaired asset to its estimated net realizable value at the time of recognition of impairment. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, we remain conservatively provisioned for credit losses overall and our level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default loss rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses if actual rates exceed expected rates. As at December 31, 2006 and December 31, 2005, credit loss rates over the next year which exceed the rates provided for in actuarial reserves by 25 per cent would reduce net income by $30 million and $39 million, respectively.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Credit Committee and ARMC, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2006	2005

Net impaired assets	$341	$643
Net impaired assets as a per cent of total invested assets	0.20%	0.39%
Allowance for impairment	$186	$276
Provision for future credit losses included in actuarial liabilities[1]	$2,547	$2,906

[1]	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,289 million as at December 31, 2006 and $1,231 million as at December 31, 2005.
2006 Annual Report     27

Insurance Risk
Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced, as a result of mortality and morbidity claims, policyholder behaviour and expenses.
Key Risk Factors A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish actuarial liabilities. To develop assumptions for future claims, we use both Company and industry experience. Actual claims may be materially worse than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. To develop assumptions for future policyholder behavior, we use Company experience and predictive models. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced however, by many factors including market and general economic conditions, and the availability and price of other products in the marketplace. Predictions, therefore, rely on significant judgement. Actual policyholder activity may be materially more adverse than the assumptions we make.
Risk Management Strategy The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design and pricing practices, to ensure our product offerings align with our risk taking philosophy and risk limits, while promoting business opportunities. Within the broad framework set out by our Product Design and Pricing Policy approved by the ARMC, this committee establishes global product design and pricing standards and guidelines. These cover:
▪	product design features

▪	use of reinsurance

▪	pricing models and software

▪	internal risk-based capital allocations

▪	target profit objectives

▪	pricing methods and assumption setting

▪	stochastic and stress scenario testing

▪	required documentation

▪	review and approval processes

▪	experience monitoring programs
We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as related reinsurance treaties with third parties, ensuring corporate standards are met. Corporate Actuarial approves all actuarial valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments and periodic internal audits of the product development and pricing activities of all businesses, to ensure compliance with standards.
We utilize a global underwriting manual to ensure insurance underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. We periodically review business unit practices to ensure compliance with standards.
We apply retention limits per insured life to reduce our exposure to individual large claims. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions.
We further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers and by purchasing catastrophe reinsurance for life, health and disability insurance worldwide. Our catastrophe reinsurance covers losses in excess of U.S. $100 million deductible up to U.S. $225 million (U.S. $50 million for Japan) over the deductible. In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
As noted above, fluctuations in claims experience may result in losses. As at December 31, 2006 and December 31, 2005 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $123 million and $113 million, respectively. Enterprise-wide, this claims exposure is lessened as a result of operating internationally and insuring a wide range of unrelated risk events, reducing the likelihood of high aggregate claims rates.
28     2006 Annual Report

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Key Risk Factors Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including reputation risk, regulatory compliance failures, legal disputes, technology failures, business interruption, human resource management and employment practices, environmental concerns, processing errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, poor customer service or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks. If not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market and asset liability risk and insurance risk.
Risk Management Strategy Manulife Financial’s strong corporate governance, clearly communicated corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. We establish and execute enterprise-wide risk management strategies for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported quarterly to the ERC and the ARMC. Internal Audit independently assesses the effectiveness of risk management strategies and internal controls. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. Both the internal and external auditors report independently to the ARMC on the findings of their audits.
Through our corporate insurance program, overseen by CRM, the Company transfers a portion of our operational risk exposure by purchasing global and local insurance covers that provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage centrally, reflecting enterprise-wide exposures and risk tolerances.
The following is a further description of key operational risk factors with associated management strategies:
Reputation Risk Reputation risk is the risk that our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our representatives and business partners, potentially causing damage to our franchise value. Representatives, among others, include independent distributors, such as broker-dealers, banks and wholesalers, whose services and representations our customers rely on. Business partners, among others, include third parties to whom we have outsourced some of our administrative functions and that we rely on to fulfill their obligations.
Manulife Financial’s reputation is one of its most valuable assets and must be safeguarded. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. We have established an enterprise-wide Reputation Risk Policy, approved by the ARMC, which specifies the responsibilities of the Board and executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, every one of our employees and representatives has the responsibility to conduct their business activities in a manner that upholds our reputation. This responsibility is clearly detailed and communicated to every director, officer and employee through our Code of Business Conduct and Ethics.
Legal and Regulatory Risk The Company is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it conducts business. The laws, regulations and regulatory policies are primarily intended to protect policyholders, beneficiaries and depositors, not shareholders. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage to reputation. We are also regularly involved in litigation, both as plaintiff and defendant, which could result in an unfavourable resolution.
Global Compliance oversees our regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated, reporting to the ARMC semi-annually. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.
As part of the Sarbanes Oxley Act of 2002, a risk assessment of our operational risks associated with enterprise-wide financial reporting was conducted. As part of this assessment, a thorough documentation and review of our controls was undertaken by the Company. This review has enabled us to further improve our overall efficiency and effectiveness around our financial reporting.
Technology and Business Interruption Risks Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Operational integrity, data integrity and security of information and our systems infrastructure are all relied upon for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses.
2006 Annual Report     29

Technology related risks are managed through a rigorous systems development protocol and global information security programs. We have in place a global business continuity policy along with standards of practice to ensure key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have comprehensive policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.
Human Resource Risks Attracting and retaining qualified resources is critical to the execution of our business strategies. We face tremendous competition for qualified executives, employees and agents from companies both within the financial services industry and in other industries. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks. Our executive management is committed to employee training and development, and our compensation program is designed to retain employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.
Environmental Risk An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to help ensure that counterparties are environmentally responsible. In natural resource management operations, we have specific policies and procedures in place to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste.
Additional Risk Factors That May Affect Future Results
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.
Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; the timely development and introduction of new products and services in receptive markets; technological changes; public infrastructure disruptions; unexpected changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.
We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.
30     2006 Annual Report

Capital Management and Capital Adequacy
Overview
The Company’s objectives with respect to capital management are: to ensure safety and stability of our financial position; to ensure we have the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.
The Company’s balance sheet capital mix is:

As at December 31
(Canadian $ in millions)	2006	2005	2004

Long-term debt*	$3,062	$2,457	$2,948
Liabilities for preferred shares and capital instruments	2,572	1,922	1,950
Non-controlling interest in subsidiaries	202	187	136
Equity	25,656	23,787	23,101

Total	$31,492	$28,353	$28,135

*	Includes $550 million notes payable to Manulife Finance (Delaware) LLC deployed as operational leverage.
Management of Capital
Operational oversight is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital management policies and plans, including capital targets and capital allocation policies, and reviews transactions that affect Manulife’s subsidiaries and the Company as a whole.
Capital levels are managed centrally to achieve a cost effective capital structure. We maintain capital quality by limiting the amount of debt capital or non-permanent equity capital in the capital structure. We monitor and rebalance our capital mix through opportunistic capital issuances, capital repurchases and redemptions.
The Company uses an internal risk based economic capital framework to measure the capital requirements across the various businesses and jurisdictions where we do business. In addition, our businesses are subject to regulatory capital requirements in the various jurisdictions in which we operate. Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the economic capital and the regulatory capital level.
Common Shareholder Dividend and Target Dividend Payout Ratio
The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income. The common dividends per share paid in cash and the common share dividend payout ratio in the last three years were:

For the years ended December 31	2006	2005	2004

Common dividends per share paid in cash	$0.725	$0.58	$0.47
Common share dividend payout ratio	29%	28%	27%

On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares.
Capital Issuances
In 2006, we issued $1,989 million of capital (2005 – $536 million) and redeemed/repurchased $1,903 million of capital (2005–$1,555 million), including $1,631 million of common shares (2005 – $1,238 million).
On January 3, 2006, we took advantage of a favourable market environment by issuing 12 million Class A, Series 3 non-cumulative perpetual preferred shares for an aggregate amount of $300 million. The Series 3 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%.
On March 28, 2006, MFC issued $350 million senior medium term notes which bear interest at a fixed rate of 4.67% and mature on March 28, 2013. The proceeds from the issuance were invested in subordinated debt of The Manufacturers Life Insurance Company (“MLI”) and form part of MLI’s regulatory capital.
On December 14, 2006, Manulife Finance (Delaware), L.P. (“Manulife LP”), a wholly owned partnership, issued $650 million of subordinated debentures which mature December 15, 2041 and $550 million of senior debentures which mature December 15, 2026. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1% payable quarterly and the senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5% payable quarterly. Proceeds from these debentures have been invested in MLI’s U.S. based subsidiary. Accordingly we have entered into derivative contracts to swap these loans to U.S. dollars. The subordinated debentures form part of MLI’s regulatory capital whereas the $550 million of senior debentures represent operational leverage.
During 2006, pursuant to the exercise of stock options and the settlement of deferred share units, eight million common shares were issued for a total consideration of $139 million (2005 – $186 million).
Debt Redemptions and Common Share Repurchase Program
On February 16, 2006, MLI redeemed all the outstanding $250 million 5.70% subordinated debentures due February 16, 2011 at par plus accrued and unpaid interest to the date of redemption. The debt formed part of MLI’s regulatory capital.
2006 Annual Report     31

During 2006 we purchased and subsequently cancelled 45 million common shares pursuant to normal course issuer bids (“NCIB”) at a total cost of $1,631 million. The current NCIB expires on November 8, 2007, and allows for the repurchase of up to 75 million common shares at prevailing market prices.
As a subsequent event, on January 2, 2007, The Manufacturers Investment Corporation (“MIC”) exercised its right to redeem on February 1, 2007 all the outstanding U.S. $508 million 8.25% subordinated debentures due February 1, 2007 held by MIC Financing Trust I (“MIC Trust”) at par plus accrued and unpaid interest to the date of redemption. As a result of this action, on February 1, 2007, MIC Trust redeemed its total outstanding U.S. $492.5 million 8.375% Capital Trust Pass-through Securities (“TruPS”) and U.S. $15.5 million 8.25% Common Securities held by MIC, at par plus accrued and unpaid distributions to the date of redemption.
Regulatory Capital
The Company monitors and manages consolidated capital for MFC in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 — Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined using methods and assumptions in the guideline.
Manulife has established capital targets in excess of regulatory targets for our primary operating subsidiaries. MFC has two principal operating insurance companies: MLI and John Hancock Life Insurance Company (“JHLICO”).
Our principal Canadian operating company, MLI, is regulated by OSFI and is subject to Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at December 31, 2006 was 243 per cent, well in excess of OSFI’s target 150 per cent and higher than the 213 per cent ratio as at December 31, 2005. The key drivers affecting the ratio over the course of 2006 were strong earnings offset by dividends paid to MFC, business growth and asset mix changes. In addition, the ratio has temporarily increased due to the issuance of $650 million of subordinated debt which replaced the existing TruPS capital redeemed on February 1, 2007. Without the TruPS capital, MCCSR ratio would have been 234 per cent. MLI’s operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2006. In particular Manulife Canada Ltd., an OSFI-regulated Canadian operating insurance company, had an MCCSR ratio of 234 per cent, well above the regulatory target of 150 per cent.
JHLICO is domiciled in the State of Massachusetts and is subject to the Risk-Based Capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”). JHLICO’s RBC ratio is reported annually, as per the NAIC requirements. JHLICO’s RBC ratio increased from 359 per cent as at December 31, 2005 to 370 per cent as at December 31, 2006 due to earnings and asset mix changes offsetting business growth. This ratio is well above the regulatory target of 100 per cent. JHLICO’s foreign operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2006.
Regulatory Capital Ratios
MLI MCCSR
OSFI regulatory minimum is 120%, with 150% regulatory target
JHLICO RBC Ratio
RBC ratios are a per cent of the Company Action Level RBC. The NAIC regulatory minimum is 50%, with 100% regulatory target
Credit Ratings
The Company’s credit ratings are among the highest of global financial institutions. In November 2006, S&P upgraded MFC’s counter-party credit rating to AA from AA- and the insurance financial strength/claims paying ratings for our principal Canadian, U.S., Hong Kong and Japan operating subsidiaries to AAA from AA+. In addition, Moody’s continues to maintain a positive outlook on a number of our insurance company credit ratings. The following table summarizes our operating company ratings as at March 14, 2007.
Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best

The Manufacturers Life Insurance Company	AAA	Aa2 (Positive)	IC-1	AA+	A++
John Hancock Life Insurance Company	AAA	Aa2 (Positive)	Not Rated	AA+	A++
John Hancock Life Insurance Company (U.S.A.)	AAA	Aa2 (Positive)	Not Rated	AA+	A++
Manulife (International) Limited	AAA	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AAA	Not Rated	Not Rated	Not Rated	Not Rated

32     2006 Annual Report

Critical Accounting and Actuarial Policies
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.
Our significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes relate to the provisioning for asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described below.
Allowance for Asset Impairment
The allowance for credit losses adjusts the value of fixed income assets that are considered other than temporarily impaired for other than interest rate changes, to their estimated realizable value. In assessing the estimated realizable value, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.
Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk on page 27.
Policy Liabilities
Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the calculation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.
Determination of Policy Liabilities
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policy benefit and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is where all or part of a policy liability is transferred to another insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.
To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes ranges for the permissible level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the conservative end of the permissible ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.
Best Estimate Assumptions
We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.
Mortality: Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Overall 2006 experience was favourable when compared with our assumptions.
Morbidity: Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2006 experience was unfavourable when compared with our assumptions.
Policy Termination and Premium Persistency: Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience
2006 Annual Report     33

is monitored against these assumptions separately for each business. Overall 2006 experience was unfavourable when compared to our assumptions.
Expenses and Taxes: Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2006 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.
Investment Returns: We segment assets to support liabilities by business segment and geographic market and establish investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The re-investment strategies are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2006, credit loss experience on both bonds and mortgages continued to be favourable when compared to our assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. Overall 2006 investment management expense experience was unfavourable when compared to our assumptions.
Foreign Currency: Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because we have a policy of matching the currency of our assets with the currency of the liabilities they support, there is little exposure related to unfavourable movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.
Experience adjusted products: Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience.
Provision for Adverse Deviation
The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.
The valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. The future revenue deferred in the valuation due to these limitations is shown in the table below.

As at December 31
(Canadian $ in millions)	2006	2005

Best estimate actuarial liability	$100,742	$104,030

Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$5,659	$4,998
Policyholder behavior (lapse/surrender/premium persistency)	2,667	2,586
Expenses	850	877
Investment risks (non-credit)	9,169	7,205
Investment risks (credit)	1,581	1,736
Segregated fund guarantees	2,195	1,820
Other	553	1,112

Total Provision for Adverse Deviation (PfAD)	$22,674	$20,334
Segregated funds – non-capitalized margins	8,038	6,197

Total of PfAD and non-capitalized segregated fund margins	$30,712	$26,531

Reported actuarial liabilities as at December 31, 2006 of $123,416 million (2005 – $124,364 million) are composed of $100,742 million (2005 – $104,030 million) of best estimate actuarial liability and $22,674 million (2005 – $20,334 million) of PfAD.
The increase in the PfAD for insurance risks is primarily related to increasing levels of Long Term Care business in-force.
The increase in PfAD for investment risks (non-credit) reflects an increase in PfAD levels through adoption of a new valuation interest scenario for policy liability valuation as a result of changes to valuation standards of practice, other changes to modeling of re-investment risk, and changes to asset mix and assumed re-investment asset mix assumptions.
The increase in the PfAD for segregated fundguarantees reflects increased margins in the provisions held due to strong equity markets as well as business growth. These two factors also drive the increase in the other Segregated Funds – Non-Capitalized margins.
The reduction in Other PfAD reflects a reduction in specific additional risk reserves related to policyholder dividends and asset disposition risks on John Hancock private debt assets.
34     2006 Annual Report

Sensitivity of Policy Liabilities to Changes in Assumptions
When our assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. For policy related assumptions, the adverse sensitivity assumes experience moves in the direction that generates an adverse result for each key business separately.
In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.
Sensitivity of Policy Liabilities to Changes in Assumptions

As at December 31	Increase (Decrease) in Policy Liabilities
(Canadian $ in millions)	2006	2005

Policy Related Assumptions – 10% adverse change
Future mortality rates	$2,407	$2,402
Future morbidity rates	1,112	914
Future termination rates	810	684
Future expense levels	664	670

Asset Related Assumptions – 100 basis point change	Increase	Decrease	Increase	Decrease
Level of future market interest rates	$(420)	$488	$(811)	$1,079
Level of future equity returns	(1,052)	1,122	(1,450)	1,597
Level of future real estate returns	(939)	991	(258)	234

▪	The sensitivities of policy liabilities to changes in assumptions shown in the table above are not adjusted for the related impact on income taxes.

▪	Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. If the long-term URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increases by $3,347 million for a 100 basis point decrease in interest rates, and decreases by $2,461 million for a 100 basis point increase in interest rates.

▪	The sensitivities for level of future market interest rates are calculated based on adjusting the interest rates in the current valuation interest scenario used to determine policy liabilities, and do not reflect potential additional costs from full prescribed scenario testing.

▪	The sensitivities to future equity returns reflect the impact of an increase/decrease on both common and private equity returns.
The reduction in sensitivity to the level of future market interest rates in 2006 relative to 2005 reflects a change in the valuation interest scenario used to determine policy liabilities. Under the scenario used in 2006, market interest rates in North America are assumed to grade to the ultimate re-investment rates over five years, as opposed to 20 years in the previous year’s valuation interest scenario.
The increase in sensitivity to the assumed level of future real estate returns in 2006 relative to 2005 is due to an increase in real estate assets currently supporting policy liabilities and an increased assumption of real estate used in future cash flow re-investment asset mixes. This is offset by a reduction in equity sensitivity, as the increase in real estate usage is largely offset by a reduction in equity usage.
The 2006 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $67 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2006 shareholders’ income of pre-tax $82 million.
Impact of 2006 Review by Category of Change

(Canadian $ in millions)

Asset risk	$(146)	Reduction in provisions related to the risk on disposition of assets in the John Hancock private debt portfolio supporting policy liabilities.
Interest rate risk booking scenario	261	Increase from adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. The new scenario assumes faster convergence in North America from current market rates to the conservative assumed ultimate long-term interest rates. The new scenario maintains current levels of conservatism versus the most adverse of the professionally prescribed scenarios; these prescribed scenarios were also changed in 2006.
Other investment return assumption impacts	(404)	Decrease from updating the future investment return assumptions for 2006 investment market movements. The reduction is driven by strong non-fixed income returns (equities and real estate) in a number of businesses (see note below).
Regular review of non- economic assumptions	506	Comprises the following items: (i) increase from strengthening related to policy persistency, primarily on U.S. and Canadian Individual Insurance, U.S. Long Term Care, and Life Reinsurance; (ii) increase from expense assumptions primarily reflecting higher projected future investment management expenses; (iii) an increase from mortality assumptions driven by the adverse impact of improving mortality experience on Long Term Care offset by the beneficial impact from improving mortality in a number of insurance businesses; and (iv) a decrease from refinements to Long Term Care claims modeling assumptions.
Model enhancements	(284)	Comprises of a number of enhancements, including: (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a net decrease from model refinements related to investment risks; and (iii) a net increase from refinements to future investment spread modeling.

Total	$(67)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
2006 Annual Report     35

The 2005 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $50 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2005 shareholders’ income of pre-tax $74 million.
Impact of 2005 Review by Category of Change

(Canadian $ in millions)

Credit loss assumptions	$(96)	Release of remaining corporate cyclical credit loss provision partially offset by impact of revisions to long-term credit loss rate assumptions.
Long-term interest rate assumptions	338	Increase in liabilities due to adoption of more conservative ultimate long-term interest rates in North America as well as an increase due to a decline in long-term interest rate assumptions in Taiwan to a level consistent with the very low current interest rate environment.
Other investment return assumption impacts	52	Comprises the following items: (i) increase from updating the investment return assumptions for 2005 investment market movements, driven by impact of lower interest rates on long duration individual life contracts in Canada, offset by strong 2005 equity markets in Japan; and (ii) release related to refinements to the asset mix and re-investment assumptions used in valuation of John Hancock segments to reflect target investment strategies being implemented (see note below).
Regular review of non- economic assumptions	(275)	Comprises the following items: (i) release from lower investment expense and general maintenance expense assumptions reflecting John Hancock acquisition synergies; (ii) release from improved mortality assumptions, primarily in Reinsurance, Canada and Singapore with some off- set in Japan; and (iii) increase from strengthening related to policy persistency, primarily on insur- ance lines in the U.S. and Canada.
Model enhancements	(69)	Includes a number of enhancements for modeling of taxes, investment risks and policy benefits.

Total	$(50)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
Change in Policy Liabilities
The change in policy liabilities can be attributed to several sources: new business; acquisitions; in-force movement; and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:
2006 Policy Liability Movement Analysis

				Asia and
		U.S. Wealth	Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	U.S. Insurance	Management	Division	Division	Division	and Other	Total

Balance, January 1, 2006	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049
New business	433	1,394	303	(146)	16	—	2,000
Acquisitions	—	—	—	8	—	—	8
In-force movement	1,799	(6,276)	960	462	(366)	111	(3,310)
Currency impact	41	(154)	—	183	3	(1)	72

Total net changes	2,273	(5,036)	1,263	507	(347)	110	(1,230)

Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $8 million in acquisition results from the acquisition of a block of business from Pramerica in the Philippines in the third quarter of 2006.
The large reduction of $6,276 million for in-force movements on the U.S. Wealth Management block includes $4,534 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The reduction of $366 million for in-force movement in Reinsurance Division is largely due to provisions set up in 2005 related to Hurricane Katrina and released to cover claims costs. The increase in the Corporate and Other segment includes a liability established in the 2006 valuation review of methods and assumptions related to implementation of quarterly CALM valuation for insurance business.
Included in the total in-force reduction of $3,310 million is a reduction of $67 million from changes in methods and assumptions, as described above. This reduction results in an increase in pre-tax earnings.
Of the $1,310 million net reduction in policy liabilities related to new business and in-force movement, $1,127 million is reported as a reduction in actuarial liabilities on the Consolidated Statement of Operations. The remaining $183 million is comprised of a $284 million decrease in other policy liabilities and a $101 million re-classification from other liabilities to policy liabilities.
36     2006 Annual Report

2005 Policy Liability Movement Analysis

				Asia and
		U.S. Wealth	Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	U.S. Insurance	Management	Division	Division	Division	and Other	Total

Balance, January 1, 2005	$42,246	$49,387	$30,046	$13,835	$1,936	$(40)	$137,410
New business	497	1,226	351	(131)	17	—	1,960
Acquisitions	(425)	(241)	110	525	—	472	441
In-force movement	809	(5,752)	784	358	304	(229)	(3,726)
Currency impact	(1,168)	(1,362)	—	(1,421)	(26)	(59)	(4,036)

Total net changes	(287)	(6,129)	1,245	(669)	295	184	(5,361)

Balance, December 31, 2005	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $441 million for acquisitions relates to adjustments to our 2004 John Hancock acquisition. There is an increase in policy liabilities of $318 million that was recorded as the result of the purchase equation adjustments, as well as an increase of $518 million in Asia relating to the consolidation of the operations of Malaysia onto the balance sheet. Offsetting these increases was a reduction of $395 million in U.S. Wealth Management from a reclassification of certain institutional policy liabilities as off balance sheet.
The large reduction of in-force movements within U.S. Wealth Management includes $4,682 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The remaining reduction of $1,070 million is consistent with the general shift in business from on balance sheet to segregated funds and other off balance sheet business. The reduction of $229 million in the Corporate and Other segment includes the release of the cyclical credit loss provision in the 2005 valuation review of methods and assumptions.
Included in the total in-force reduction of $3,726 million is a reduction of $50 million from changes in methods and assumptions, as described above. This reduction resulted in an increase to pre-tax earnings. Of the $1,766 million net reduction in policy liabilities related to new business and in-force movement, $2,376 million is reported as a reduction in actuarial liabilities on the Consolidated Statement of Operations. The remaining $610 million relates to the change in other policy liabilities.
Variable Interest Entities
In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company has determined that no variable interest entity is required to be consolidated on the general fund accounts of the Company. However, as outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. Segregated funds net assets attributable to other contract holders increased by $140 million (2005 – $133 million). The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.
Pensions and Other Post-employment Benefits
We have a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. These plans include registered/qualified pension plans, supplemental pension plans and health, dental and life insurance plans. The defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Due to the long-term nature of these plans and of the non-pension post-employment benefit plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, projected compensation increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amounts of benefit obligation and expense. The key weighted average assumptions used, as well as the sensitivity of these assumptions, are presented in note 16 to the consolidated financial statements.
Income Taxes
The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.
2006 Annual Report     37

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the total company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2006 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.
Changes in Accounting Policies
Stock-based compensation
In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date, for grants to employees who are eligible to retire on the grant date, and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively, with restatement of prior periods.
The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10 million, made up of $7 million related to stock options and $3 million related to restricted share units. The Company has not restated net income of any prior years as a result of adopting this accounting change as the Company has concluded that such an impact is not material to any particular year. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 million (net of a provision for income taxes of $1 million).
Financial instruments – recognition and measurement, hedges, comprehensive income and equity
In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments –Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”, all of which became effective for the Company on January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which became effective for the Company on January 1, 2007, and requires life insurance enterprises to account for financial assets and liabilities (excluding policy liabilities) and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost. OSFI has imposed certain restrictions on the use of the trading classification.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211. However, the determination of policy liabilities depends on the measurement of financial instruments. The standard requires the consequential impact on the policy liabilities to be recorded as an adjustment to the balance of retained earnings at the beginning of the fiscal year when section 3855 is adopted.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
38     2006 Annual Report

The impact of these accounting changes on the Company’s opening balance sheet as at January 1, 2007 is:

Balance sheet item	Opening balance sheet adjustment

Bonds	Bonds will be classified as held for trading, or available for sale.

Loans	Loans will include bonds that are not traded in an active market, as well as mortgages, policy loans and bank loans.

Stocks	Stocks with a reliable fair market value will be classified as trading or available for sale. Stocks without a reliable fair market value will be carried at the lower of cost and realizable value.

Real estate	Real estate is outside the scope of section 3855 and therefore remains unchanged.

Other investments	Other investments, except where the equity method of accounting is used, will be classified as loans or private equities held at lower of cost and realizable value. Derivative transactions that do not qualify for hedge accounting will be reclassified from the other investments category to other assets and other liabilities.

Other assets and other liabilities	Derivatives with a positive fair value will be classified as other assets and derivatives with a negative fair value will be classified as other liabilities.

Deferred realized net gains	Deferred realized net gains, except those related to real estate, no longer qualify as an asset or liability and will be eliminated.

Policy liabilities	Although policy liabilities are scoped out of section 3855, their measurement depends on the measurement of financial instruments. The initial change to policy liabilities upon adoption of section 3855 resulting from changes in the other balances will be recorded in opening retained earnings.

Consumer notes	Consumer notes will be classified as held for trading.

Future income tax liability	The future income tax liability will be adjusted for the tax impact of the changes to the other balance sheet items.

Liabilities for preferred shares and capital instruments	All liabilities will be carried at amortized cost except for the subordinated debt securities payable to MIC Financing Trust I. This liability will be classified as trading as it is to be redeemed on February 1, 2007.

Opening retained earnings	Opening retained earnings at January 1, 2007 will include an adjustment for all assets and liabilities classified as trading, the elimination of non real estate deferred realized net gains, the consequential impact of the accounting policy changes to policy liabilities, and the related tax impact.

Opening accumulated other comprehensive income (“OCI”)	Opening accumulated OCI at January 1, 2007 will include the unrealized gains and losses related to those assets designated as available for sale, net of a tax adjustment. It will also include an adjustment for cash flow hedges, including the closing currency translation account currently reported within retained earnings.
In addition, where an asset or liability was or is in a fair value hedge relationship, the carrying value, or if designated as available for sale the OCI, will be adjusted for the unamortized hedge adjustment attributable to the hedged risk.
Due to the complexity in classifying all of the assets and determining the impact on policy liabilities, the opening balance sheet impact has not been completed.
Accounting for leveraged leases
In September 2006, the Emerging Issues Committee of the CICA amended EIC 46, “Accounting for Leveraged Leases,” to incorporate new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007 and the transition to the new standard will result in a charge to opening retained earnings at January 1, 2007 of $157 million.
Financial instruments – disclosure and presentation
On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook sections 3862 “Financial Instruments –Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, focusing on their impact on financial position and performance, but also on risk of recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.
Capital disclosures
In December 2006, the CICA issued a new accounting standard on capital disclosures, Section 1535 “Capital Disclosures”, which requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. This standard is effective for the Company’s fiscal year beginning January 1, 2008.
Differences between Canadian and U.S. GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.
The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 22 to the consolidated financial statements.
2006 Annual Report     39

For U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to their fair market value.
Differences between Canadian and Hong Kong GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).
Under Hong Kong GAAP, stocks are carried at market value as compared to current Canadian GAAP where stocks are carried on a move to market value basis. Bonds are considered to be available for sale and are carried at market value for Hong Kong GAAP as compared to amortized cost of current Canadian GAAP. Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.
Canadian GAAP and Hong Kong Regulatory Practices
The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2006, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.
Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
As of December 31, 2006, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit and Risk Management Committee, the Chief Executive Officer and Chief Financial Officer.
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006.
Internal control over financial reporting
Management is responsible for establishing and maintains adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2006, and based on that assessment determined that our internal control over financial reporting was effective. See pages 46 and 47 for Management’s Report on Internal Control over Financial Reporting and the Auditors’ Report on Internal Controls under Standards of the Public Accounting Oversight Board (United States) prepared by Ernst & Young LLP with respect to management’s assessment of internal control over financial reporting.
No changes were made in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
40     2006 Annual Report

Additional Disclosures
Contractual Obligations
In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.
As at December 31, 2006, the Company’s contractual obligations and commitments are as follows:

Payments due by period		Less than	1 – 3	3 – 5	After 5
(Canadian $ in millions)	Total	1 year	years	years	years

Long-term debt [1]	$4,504	$182	$900	$677	$2,745
Liabilities for capital instruments [1,2]	6,249	689	200	200	5,160
Purchase obligations	549	121	211	179	38
Capital leases	9	3	5	1	—
Operating leases	544	124	189	112	119
General fund policyholder liabilities [3]	374,867	12,227	18,807	13,758	330,075
Bank deposits and consumer notes [1]	11,203	6,775	2,223	1,111	1,094
Other	359	79	135	71	74

Total contractual obligations	$398,284	$20,200	$22,670	$16,109	$339,305

[1]	The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2007 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2006 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

[2]	Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

[3]	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).
In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2006, there were $2,211 million of investment commitments (2005 – $2,494 million), of which $1,712 million matures within one year (2005 – $1,933 million), and $414 million within one to three years (2005 – $489 million), $73 million matures within three to five years (2005 – $33 million) and $12 million matures after five years (2005 – $39 million).
Legal and Regulatory Proceedings
The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. As with many other companies in the financial services industry, subsidiaries of MFC have been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker-dealers. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.
2006 Annual Report      41

Quarterly Financial Information

As at and for the three months ended	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
(Canadian $ in millions, except per share amounts)	2006	2006	2006	2006	2005	2005	2005	2005

Revenue
Premium income
Life and health insurance	$3,995	$3,629	$3,593	$3,552	$3,748	$3,803	$3,670	$3,466
Annuities and pensions	1,085	1,049	1,078	1,123	1,065	1,117	913	805

Total premium income	$5,080	$4,678	$4,671	$4,675	$4,813	$4,920	$4,583	$4,271
Investment income	2,863	2,593	2,368	2,609	2,512	2,536	2,499	2,389
Other revenue	1,247	1,140	1,150	1,120	1,070	1,029	1,011	1,056

Total revenue	$9,190	$8,411	$8,189	$8,404	$8,395	$8,485	$8,093	$7,716

Income before income taxes	$1,440	$1,330	$1,271	$1,295	$1,202	$941	$1,153	$1,026
Income taxes	(332)	(362)	(323)	(349)	(302)	(194)	(309)	(226)

Net income	$1,108	$968	$948	$946	$900	$747	$844	$800

Basic earnings per common share	$0.71	$0.62	$0.61	$0.60	$0.57	$0.47	$0.52	$0.50

Diluted earnings per common share	$0.70	$0.62	$0.60	$0.59	$0.56	$0.46	$0.52	$0.49

Segregated funds deposits	$7,879	$7,705	$7,997	$9,706	$8,844	$8,224	$7,285	$7,433

Total assets	$186,169	$177,820	$177,013	$182,934	$182,651	$180,017	$185,835	$183,868

Segregated funds net assets	$172,937	$154,606	$146,904	$151,858	$140,361	$132,124	$128,730	$120,814

Weighted average common shares	1,545	1,551	1,570	1,584	1,584	1,593	1,598	1,612

Diluted weighted average common shares	1,561	1,566	1,586	1,601	1,600	1,608	1,613	1,628

Other Disclosures
Selected Annual Financial Information

As at and for the years ended December 31
(Canadian $ in millions, except per share amounts)	2006	2005	2004

Total assets	$186,169	$182,651	$184,246

Long-term financial liabilities:
Long-term debt	$3,062	$2,457	$2,948
Non-controlling interest in subsidiaries	202	187	136
Liabilities for preferred shares and capital instruments	2,572	1,922	1,950

	$5,836	$4,566	$5,034

Cash dividend per common share	$0.725	$0.58	$0.47
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$0.96554	$—
Cash dividend per Class A Share, Series 3	$1.07813	$—	$—

Additional Information Available
Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.
Outstanding Shares
As at March 14 , 2007, MFC had 1,543,483,206 common shares outstanding.
42      2006 Annual Report

Consolidated Financial Statements

44 Responsibility for Financial Reporting
45 Appointed Actuary’s Report to the Shareholders
45 Auditors’ Report to the Shareholders
46 Management’s Report on Internal Control over Financial Reporting
47 Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
48 Consolidated Balance Sheets
49 Consolidated Statements of Operations
50 Consolidated Statements of Equity
51 Consolidated Statements of Cash Flows
52 Segregated Funds Consolidated Statements of Net Assets
52 Segregated Funds Consolidated Statements of Changes in Net Assets
53 Notes to the Consolidated Financial Statements
2006 Annual Report      43

Responsibility for Financial Reporting
The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.
Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.
The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.
The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.
The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards. Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer
Toronto, Canada
March 19, 2007
44     2006 Annual Report

Appointed Actuary’s Report to the Shareholders
I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2006 and 2005 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Simon Curtis, F.C.I.A.
Executive Vice President and Appointed Actuary
Toronto, Canada
March 19, 2007
Auditors’ Report to the Shareholders
We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2006 and 2005 and the Consolidated Statements of Operations, Equity and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the aforementioned financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our audit of the aforementioned financial statements as at December 31, 2005 and for the year then ended was conducted in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2006 and 2005 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
March 19, 2007
2006 Annual Report      45

Management’s Report on Internal Control over Financial Reporting
The management of Manulife Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Manulife Financial Corporation’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.
Manulife Financial Corporation management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm, as stated in their report appearing on page 47, which expressed unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer
Toronto, Canada
March 19, 2007
46      2006 Annual Report

Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting on page 46 of this Annual Report, that Manulife Financial Corporation (the “Company”) maintained effective internal control over financial reporting as at December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion,the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of the Company and the Consolidated Statement of Net Assets of its Segregated Funds as at December 31, 2006 and the Consolidated Statements of Operations, Equity and Cash Flows of the Company and the Consolidated Statement of Changes in Net Assets of its Segregated Funds for the year then ended and our report dated March 19, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
March 19, 2007
2006 Annual Report      47

Consolidated Balance Sheets

As at December 31,
(Canadian $ in millions)	2006	2005

Assets
Invested assets (note 6)
Bonds	$103,159	$103,315
Mortgages	28,131	28,008
Stocks	11,272	8,715
Real estate	5,905	5,279
Policy loans	6,413	6,120
Cash and short-term investments	10,745	8,723
Bank loans	2,009	1,806
Other investments	3,530	4,448

Total invested assets	$171,164	$166,414

Other assets
Accrued investment income	$1,557	$1,639
Outstanding premiums	669	735
Goodwill (note 21)	7,461	7,501
Intangible assets (note 5)	1,708	1,742
Miscellaneous	3,610	4,620

Total other assets	$15,005	$16,237

Total assets	$186,169	$182,651

Segregated funds net assets	$172,937	$140,361

Liabilities and Equity
Policy liabilities (note 7)	$130,819	$132,049
Deferred realized net gains (note 6)	4,442	4,295
Bank deposits	7,845	5,911
Consumer notes (note 10)	2,860	2,900
Future income tax liability, net (note 9)	2,258	1,337
Other liabilities	6,453	7,806

	$154,677	$154,298
Long-term debt (note 11)	3,062	2,457
Liabilities for preferred shares and capital instruments (note 12)	2,572	1,922
Non-controlling interest in subsidiaries (note 13)	202	187
Equity
Participating policyholders’ equity	142	157
Shareholders’ equity
Preferred shares	638	344
Common shares	14,248	14,490
Contributed surplus	125	93
Retained earnings and currency translation account	10,503	8,703

Total equity	$25,656	$23,787

Total liabilities and equity	$186,169	$182,651

Segregated funds net liabilities	$172,937	$140,361

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors
48     2006 Annual Report

Consolidated Statements of Operations

For the years ended December 31,
(Canadian $ in millions except per share amounts)	2006	2005

Revenue
Premium income	$19,104	$18,587
Investment income (note 6)	10,433	9,936
Other revenue	4,657	4,166

Total revenue	$34,194	$32,689

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$5,949	$6,449
Maturity and surrender benefits	9,814	10,398
Annuity payments	3,316	3,366
Policyholder dividends and experience rating refunds	1,528	1,569
Net transfers to segregated funds	432	465
Change in actuarial liabilities	(1,127)	(2,376)
General expenses	3,271	3,378
Investment expenses (note 6)	892	746
Commissions	3,546	3,338
Interest expense	962	788
Premium taxes	270	244
Non-controlling interest in subsidiaries	5	2

Total policy benefits and expenses	$28,858	$28,367

Income before income taxes	$5,336	$4,322
Income taxes (note 9)	(1,366)	(1,031)

Net income	$3,970	$3,291

Loss attributed to participating policyholders	$15	$3

Net income attributed to shareholders	$3,985	$3,294
Preferred share dividends	(30)	(14)

Net income available to common shareholders	$3,955	$3,280

Weighted average number of common shares outstanding (in millions)	1,563	1,597
Weighted average number of diluted common shares outstanding (in millions)	1,579	1,612

Basic earnings per common share	$2.53	$2.05
Diluted earnings per common share (note 15)	$2.51	$2.03

The accompanying notes to these consolidated financial statements are an integral part of these statements.
2006 Annual Report     49

Consolidated Statements of Equity

For the years ended December 31,	Participating
(Canadian $ in millions)	Policyholders	Shareholders	2006	2005

Preferred shares
Balance, January 1	$—	$344	$344	$—
Preferred shares issued (note 14)	—	300	300	350
Issuance costs, net of tax	—	(6)	(6)	(6)

Balance, December 31	$—	$638	$638	$344

Common shares
Balance, January 1	$—	$14,490	$14,490	$14,646
Issued on exercise of stock options and deferred share units (note 15)	—	171	171	228
Purchase and cancellation (note 14)	—	(413)	(413)	(384)

Balance, December 31	$—	$14,248	$14,248	$14,490

Contributed surplus
Balance, January 1	$—	$93	$93	$102
Cumulative effect of adopting new accounting policy for stock-based awards (note 1(j))	—	7	7	—

Balance, January 1 — as restated	$—	$100	$100	$102
Exercise of stock options	—	(32)	(32)	(42)
Stock option expense (note 15)	—	26	26	33
Tax benefit of stock options exercised	—	31	31	—

Balance, December 31	$—	$125	$125	$93

Retained earnings
Balance, January 1	$157	$11,918	$12,075	$10,568
Cumulative effect of adopting new accounting policy for stock-based awards (note 1(j))	—	(10)	(10)	—

Balance, January 1 — as restated	$157	$11,908	$12,065	$10,568
Net income (loss)	(15)	3,985	3,970	3,291
Preferred share dividends	—	(30)	(30)	(14)
Common share dividends	—	(1,133)	(1,133)	(926)
Purchase and cancellation of common shares (note 14)	—	(1,218)	(1,218)	(854)
Transfer of participating policyholders’ retained earnings from acquisition (note 3)	—	—	—	10

Balance, December 31	$142	$13,512	$13,654	$12,075

Currency translation account
Balance, January 1	$—	$(3,215)	$(3,215)	$(2,215)
Change during the year, net of tax	—	206	206	(1,000)

Balance, December 31	$—	$(3,009)	$(3,009)	$(3,215)

Total retained earnings and currency translation account	$142	$10,503	$10,645	$8,860

Total equity	$142	$25,514	$25,656	$23,787

The accompanying notes to these consolidated financial statements are an integral part of these statements.
50      2006 Annual Report

Consolidated Statements of Cash Flows

For the years ended December 31,
(Canadian $ in millions)	2006	2005

Operating activities
Net income	$3,970	$3,291
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed institutional products	3,737	2,671
Amortization of net realized and unrealized gains on investments	(1,171)	(964)
Amortization of premium/discount and mark-to-market adjustments	271	397
Other amortization	234	215
Future income tax expense	996	718
Provisions on investments	1	140
Stock-based compensation expense	26	33
Non-controlling interest in subsidiaries	1	(3)

Net income adjusted for non-cash items	$8,065	$6,498
Changes in policy related and operating receivables and payables	(19)	900

Cash provided by operating activities	$8,046	$7,398

Investing activities
Purchases and mortgage advances	$(65,693)	$(59,068)
Disposals and repayments	63,757	57,722
Net cash decrease from sales and acquisitions of subsidiaries	(59)	—

Cash used in investing activities	$(1,995)	$(1,346)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(384)	$(115)
Issue of long-term debt	901	4
Repayment of long-term debt	(272)	(308)
Issue of subordinated notes	645	—
Repayment of subordinated debt securities	—	(9)
Net redemptions in John Hancock Fixed institutional products	(4,864)	(5,047)
Bank deposits, net	2,373	1,558
Capital from joint venture partner	7	—
Consumer notes (matured) issued, net	(40)	137
Preferred share dividends	(30)	(14)
Common share dividends	(1,133)	(926)
Funds repaid, net	(69)	(380)
Purchase and cancellation of common shares	(1,631)	(1,238)
Common shares issued on exercise of options	139	186
Tax benefit of stock options exercised	59	—
Preferred shares issued, net	294	344

Cash used in financing activities	$(4,005)	$(5,808)

Cash and short-term investments
Increase during the year	$2,046	$244
Currency impact on cash and short-term investments	23	(208)
Balance, January 1	8,262	8,226

Balance, December 31	$10,331	$8,262

Cash and short-term investments

Beginning of year
Gross cash and short-term investments	$8,723	$8,562
Net payments in transit, included in other liabilities	(461)	(336)

Net cash and short-term investments, January 1	$8,262	$8,226

End of year
Gross cash and short-term investments	$10,745	$8,723
Net payments in transit, included in other liabilities	(414)	(461)

Net cash and short-term investments, December 31	$10,331	$8,262

The accompanying notes to these consolidated financial statements are an integral part of these statements.
2006 Annual Report      51

Segregated Funds Consolidated Statements of Net Assets

As at December 31,
(Canadian $ in millions)	2006	2005

Investments, at market value
Cash and short-term investments	$3,410	$2,661
Bonds	11,524	11,651
Stocks and mutual funds	155,858	123,060
Other investments	4,078	3,816
Accrued investment income	86	96
Other liabilities, net (note 1(f))	(2,019)	(923)

Total segregated funds net assets	$172,937	$140,361

Composition of segregated funds net assets:
Held by policyholders	$172,048	$139,695
Held by the Company	571	361
Held by other contract holders (note 1(f))	318	305

Total segregated funds net assets	$172,937	$140,361

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31,
(Canadian $ in millions)	2006	2005

Additions
Deposits from policyholders	$33,287	$31,786
Net realized and unrealized investment gains	11,863	6,708
Interest and dividends	6,552	4,241
Net transfers from general fund	432	465
Currency revaluation	523	(4,539)
Other contracts consolidated with segregated funds (note 1(f))	—	305
Funds assumed on acquisition of a subsidiary (note 3)	—	395

Total additions	$52,657	$39,361

Deductions
Payments to policyholders	$17,674	$14,885
Management and administrative fees	2,407	2,005

Total deductions	$20,081	$16,890

Net additions for the year	$32,576	$22,471
Segregated funds net assets, January 1	140,361	117,890

Segregated funds net assets, December 31	$172,937	$140,361

The accompanying notes to these consolidated financial statements are an integral part of these statements.
52      2006 Annual Report

Notes to Consolidated Financial Statements

54	Nature of Operations and Significant Accounting Policies
57	Future Accounting and Reporting Changes
59	Business Combination with John Hancock Financial Services, Inc.
59	Restructuring Costs
59	Intangible Assets
60	Invested Assets and Investment Income
62	Policy Liabilities
67	Risk Management
68	Income Taxes
69	Consumer Notes
69	Long-Term Debt
70	Liabilities for Preferred Shares and Capital Instruments
71	Non-Controlling Interest in Subsidiaries
71	Share Capital
72	Stock-Based Awards
74	Employee Future Benefits
77	Variable Interest Entities
79	Commitments and Contingencies
81	Fair Value of Financial Instruments
81	Derivative Financial Instruments
82	Segmented Information
85	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
101	Comparatives
101	Subsequent Event
2006 Annual Report      53

Notes to Consolidated Financial Statements
(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1 ▪	Nature of Operations and Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds, and to institutional customers.
MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the provisioning for asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:
a) Basis of consolidation
MFC consolidates the financial statements of all subsidiary companies with the exception of those that are determined to be variable interest entities (“VIEs”) where MFC is not the primary beneficiary. The Company has determined that no VIE is subject to consolidation in the general fund accounts of the Company. However, as outlined in note 17(a), certain VIEs are consolidated in the segregated fund accounts. Inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.
The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately.
b) Invested assets
Under Canadian GAAP for life insurance companies, the invested assets held by the Company are accounted for through a variety of methods. These methods are summarized as follows:

Recognition of realized
gains and losses on normal
	Carrying value	business activities	Recognition of impairment
Bonds	At amortized cost less an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Impairment is recognized on a specific bond when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest.

In such cases, the bond is written down to its net realizable value and the charge is recorded in income in the period the impairment is recognized.

Mortgages	At amortized cost less repayments and an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Impairment is recognized on a specific mortgage when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Such impaired mortgages are carried at their estimated realizable value, estimated at the fair value of any security underlying the mortgage, net of expected costs of realization and any amounts legally required to be paid to borrowers. The impairment charge is recorded in income in the period the impairment is recognized.
54     2006 Annual Report

Recognition of realized
gains and losses on normal
	Carrying value	business activities	Recognition of impairment
Mortgages (continued)	Mortgages are classified as impaired whenever payments are three months or more in arrears or if there is a provision against the mortgage.
At the time of foreclosure, mortgages are written down to net realizable value. Declines in the net realizable value of foreclosed properties are charged to income immediately.

Stocks	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter.	Deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Specific stocks are written down to market value through a charge to income, if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Real estate	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 3% per quarter.	Deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Specific properties are written down to market value through a charge to income, if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Policy loans	At their unpaid balance.	Not applicable. Fully secured by the cash surrender values of the policies on which the loans are made.	Not applicable. Fully secured by the cash surrender values of the policies on which the loans are made.
Once established, an allowance against impairment of bonds or mortgages is reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is written off against the related asset.
In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.
Income recognition for fixed maturity investments is on the accrual basis, with amortization of premiums and discounts over the life of the investment using the effective yield method.
Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives.
c) Cash and short-term investments
Cash and short-term investments comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term investments are carried at amortized cost. Net payments in transit and overdraft bank balances are included in other liabilities.
d) Goodwill and other intangible assets
Goodwill represents the excess of the cost of businesses acquired over estimated fair values of the net assets acquired. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the total company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value exceeds the fair value. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.
e) Miscellaneous assets
Included in miscellaneous assets are amounts due from reinsurers, capital assets and prepaid pension benefit costs. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.
f) Segregated funds
The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. Consequently, these funds are segregated and presented separately from the general fund of the Company. Income earned from fund management fees is included in other revenue in the general fund. Investments held in segregated funds are carried at market value.
Where the Company’s general and segregated funds share a controlling financial interest in partnership interests, the partnership is consolidated into the accounts of the segregated funds if the segregated funds own a greater share than the general account. In this case
2006 Annual Report      55

the share of partnership net assets not owned by the Company or the segregated funds policyholders is reported as net assets held by other contract holders.
The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund of the Company.
g) Policy liabilities
Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities that must be set aside each year to ensure that sufficient funds will be available in the future to meet these obligations. The valuation methods employed by the Appointed Actuary are based on standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).
h) Income taxes
The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the excess.
i) Translation of foreign currencies
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in equity. Translation gains and losses on disposition of investments in self-sustaining foreign operations are included in net income.
j) Stock-based compensation
The Company provides compensation to certain employees and directors in the form of stock options, deferred share units and restricted share units. The Company uses the fair value method for stock-based compensation awarded to non-employees, for direct awards of stock and for awards that call for settlement in cash or other assets awarded to employees after January 1, 2002. The Company’s accounting policy for stock options granted to employees is to use the fair value method for awards granted on or after January 1, 2002. The intrinsic value method is used to account for awards granted prior to January 1, 2002.
In July 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date for grants to employees who are eligible to retire on the grant date and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively, with restatement of prior periods.
The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10, made up of $7 related to stock options and $3 related to restricted share units. The Company has not restated net income of any prior years as a result of adopting this accounting change as the Company has concluded that such an impact is not material to any particular year. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 (net of a provision for income taxes of $1).
The stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire over the vesting period. The compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date, is recognized on the grant date and the compensation cost, attributable to stock options and restricted share units granted to employees who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility. For stock options, the obligation is reported as an increase in contributed surplus. For restricted share units, a liability is accrued based on the market value of the Company’s shares over the applicable period. The change in the value of restricted share units applicable to the portion of units expensed is recognized in the Consolidated Statements of Operations.
k) Employee future benefits
The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily not funded, and other non-pension post-employment benefit plans that are also primarily not funded.
The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contributions provided by the Company in exchange for the services of employees rendered during the period.
56      2006 Annual Report

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.
The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement. Actuarial gains and losses that exceed 10% of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.
In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave) for the duration of their leave. The estimated present value of these benefits is charged to income in the year of disability.
Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.
l) Derivatives
The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments as well as anticipated transactions. Realized and unrealized gains and losses on derivatives which are designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that do not qualify for the accounting definition of a hedge, are accounted for as a portfolio investment whereby carrying values are adjusted toward market values at 5% per quarter. Hedge effectiveness is assessed quarterly.
Derivative income and expenses related to invested assets and financial liabilities are included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.
m) Premium income and related expenses
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.
When premiums are recognized, the related actuarial liabilities are computed, resulting in benefits and expenses being matched with such revenue.

Note 2 ▪	Future Accounting and Reporting Changes
a) Financial instruments – recognition and measurement, hedges, comprehensive income and equity
In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments –Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”, all of which became effective for the Company on January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which became effective for the Company on January 1, 2007, and requires life insurance enterprises to account for financial assets and liabilities (excluding policy liabilities) and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost. OSFI has imposed certain restrictions on the use of the trading classification.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, net of tax, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211. However, the determination of policy liabilities depends on the measurement of financial instruments. The standard requires the consequential impact on the policy liabilities to be recorded as an adjustment to the balance of retained earnings at the beginning of the fiscal year when section 3855 is adopted.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow
2006 Annual Report   57

hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the Consolidated Balance Sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
The impact of these accounting changes on the Company’s opening balance sheet as at January 1, 2007 is:

Balance sheet item	Opening balance sheet adjustment
Bonds	Bonds will be classified as held for trading, or available for sale.

Loans	Loans will include bonds that are not traded in an active market, as well as mortgages, policy loans and bank loans.

Stocks	Stocks with a reliable fair market value will be classified as trading or available for sale. Stocks without a reliable fair market value will be carried at the lower of cost and realizable value.

Real estate	Real estate is outside the scope of section 3855 and therefore remains unchanged.

Other investments	Other investments, except where the equity method of accounting is used, will be classified as loans or private equities held at lower of cost and realizable value. Derivative transactions that do not qualify for hedge accounting will be reclassified from the other investments category to other assets and other liabilities.

Other assets and other liabilities	Derivatives with a positive fair value will be classified as other assets and derivatives with a negative fair value will be classified as other liabilities.

Deferred realized net gains	Deferred realized net gains, except those related to real estate, no longer qualify as an asset or liability and will be eliminated.

Policy liabilities	Although policy liabilities are scoped out of section 3855, their measurement depends on the measurement of financial instruments. The initial change to policy liabilities upon the adoption of section 3855 resulting from changes in the other balances will be recorded in opening retained earnings.

Consumer notes	Consumer notes will be classified as held for trading.

Future income tax liability	The future income tax liability will be adjusted for the tax impact of the changes to the other balance sheet items.

Liabilities for preferred shares and capital instruments	All liabilities will be carried at amortized cost except for the subordinated debt securities payable to MIC Financing Trust I. This liability will be classified as trading as it is to be redeemed on February 1, 2007.

Opening retained earnings	Opening retained earnings as at January 1, 2007 will include an adjustment for all assets and liabilities classified as trading, the elimination of non real estate deferred realized net gains, the consequential impact of the accounting policy changes to policy liabilities, and the related tax impact.

Opening accumulated other comprehensive income (“OCI”)	Opening accumulated OCI as at January 1, 2007 will include the unrealized gains and losses related to those assets designated as available for sale, net of a tax adjustment. It will also include an adjustment for cash flow hedges, including the closing currency translation account currently reported within retained earnings.

In addition, where an asset or liability was or is in a fair value hedge relationship, the carrying value, or if designated as available for sale the OCI, will be adjusted for the unamortized hedge adjustment attributable to the hedged risk.
Due to the complexity in classifying all of the assets and determining the impact on policy liabilities, the opening balance sheet impact has not been completed.
b) Accounting for leveraged leases
In September 2006, the Emerging Issues Committee of the CICA amended EIC 46, “Accounting for Leveraged Leases”, to incorporate new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007 and the transition to the new standard will result in a charge to opening retained earnings at January 1, 2007 of $157.
c) Financial instruments – disclosure and presentation
On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook sections 3862 “Financial Instruments –Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, focusing on their impact on financial position and performance, but also on risk of recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.
58     2006 Annual Report

d) Capital disclosures
In December 2006, the CICA issued a new accounting standard on capital disclosures, section 1535 “Capital Disclosures”, which requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. This standard is effective for the Company’s fiscal year beginning January 1, 2008.

Note 3 ▪	Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized and, as a result, goodwill was increased by $407.

Note 4 ▪	Restructuring Costs
Following the merger with JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. During the year ended December 31, 2006, the Company incurred restructuring costs of $42 (2005–$228). Of this amount, $38 (2005 – $83) was applied to the restructuring accrual established in the purchase equation and $4 ($2 after tax) was recorded in general expenses (2005 – $145, $94 after tax). The balance of the restructuring accrual at December 31, 2006 was $30 (2005 – $70).

Note 5 ▪	Intangible Assets
The acquired intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights. Of the total intangible assets, a portion was identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives (generally between 20 to 30 years) in relation to the associated gross margins from the related businesses. Additions in 2005 are investments in fund management contracts with finite lives.

	Balance				Change in	Balance
For the year ended December 31,	January 1,				foreign	December 31,
2006	2006	Additions	Disposals	Amortization	exchange rates	2006

Indefinite life
Brand	$700	$—	$—	$—	$—	$700
Fund management contracts	342	—	—	—	—	342

	$1,042	$—	$—	$—	$—	$1,042

Finite life
Distribution networks	$535	$—	$—	$(11)	$—	$524
Other intangible assets	165	—	(9)	(13)	(1)	142

	$700	$—	$(9)	$(24)	$(1)	$666

Total	$1,742	$—	$(9)	$(24)	$(1)	$1,708

	Balance				Change in	Balance
For the year ended December 31,	January 1,				foreign	December 31,
2005	2005	Additions	Disposals	Amortization	exchange rates	2005

Indefinite life
Brand	$725	$—	$—	$—	$(25)	$700
Fund management contracts	353	—	—	—	(11)	342

	$1,078	$—	$—	$—	$(36)	$1,042

Finite life
Distribution networks	$557	$—	$—	$(10)	$(12)	$535
Other intangible assets	171	10	—	(16)	—	165

	$728	$10	$—	$(26)	$(12)	$700

Total	$1,806	$10	$—	$(26)	$(48)	$1,742

2006 Annual Report     59

Note 6 ▪	Invested Assets and Investment Income
a) Invested assets

					Deferred	Total realized and
	Carrying		Unrealized	Unrealized	realized net	unrealized net
As at December 31, 2006	value	Fair value	gains	losses	gains	gains (losses)

Bonds (fixed maturity)
Canadian government and agency	$10,255	$11,559	$1,319	$(15)	$254	$1,558
U.S. government and agency	9,861	9,841	78	(98)	245	225
Other government and agency	6,933	7,171	248	(10)	172	410
Corporate	64,133	65,110	1,730	(753)	1,591	2,568
Mortgage/asset-backed securities	11,977	11,903	79	(153)	297	223
Mortgages	28,131	28,403	557	(285)	92	364
Stocks	11,272	13,240	2,169	(201)	1,253	3,221
Real estate	5,905	7,212	1,354	(47)	125	1,432
Policy loans	6,413	6,413	—	—	—	—
Cash and short-term investments	10,745	10,742	—	(3)	—	(3)
Bank loans	2,009	2,094	85	—	—	85
Other investments	3,530	4,122	864	(272)	413	1,005

Total invested assets	$171,164	$177,810	$8,483	$(1,837)	$4,442	$11,088

					Deferred	Total realized and
	Carrying		Unrealized	Unrealized	realized net	unrealized net
As at December 31, 2005	value	Fair value	gains	losses	gains	gains (losses)

Bonds (fixed maturity)
Canadian government and agency	$10,750	$12,374	$1,641	$(17)	$530	$2,154
U.S. government and agency	10,643	10,716	192	(119)	431	504
Other government and agency	5,807	5,887	93	(13)	178	258
Corporate	63,763	65,211	2,229	(781)	1,464	2,912
Mortgage/asset-backed securities	12,352	12,242	69	(179)	104	(6)
Mortgages	28,008	28,338	639	(309)	101	431
Stocks	8,715	10,115	1,653	(253)	1,113	2,513
Real estate	5,279	6,080	869	(68)	113	914
Policy loans	6,120	6,120	—	—	—	—
Cash and short-term investments	8,723	8,799	79	(3)	—	76
Bank loans	1,806	1,841	35	—	—	35
Other investments	4,448	4,714	436	(170)	261	527

Total invested assets	$166,414	$172,437	$7,935	$(1,912)	$4,295	$10,318

Fair values are determined with reference to quoted market prices where available. Fair values of mortgages, private placement bonds and bank loans reflect changes in interest rates, which have occurred since the investments were originated, and changes in the creditworthiness of individual borrowers. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Fair values of real estate are determined by a combination of internal and external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $5 are included in real estate as at December 31, 2006 (2005 — $14). Carrying values of policy loans and cash and short-term investments approximate their fair values. Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives. Carrying values for these investments also approximate their fair values, with the exception of oil and gas holdings and derivatives. Fair value of oil and gas holdings is determined by external appraisals. Fair values of interest rate and foreign exchange derivative contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of the underlying securities or indices.
The following table presents the carrying value and fair value of bonds, based on period to maturity:

Bonds		2006		2005
As at December 31,	Carrying value	Fair value	Carrying value	Fair value

Maturity
Due in one year or less	$4,073	$4,086	$4,107	$4,127
Due after one year through five years	23,052	23,001	21,093	21,086
Due after five years through 10 years	24,547	24,652	27,515	27,609
Due after 10 years	39,510	41,942	38,248	41,366
Mortgage/asset-backed securities	11,977	11,903	12,352	12,242

Total	$103,159	$105,584	$103,315	$106,430

60        2006 Annual Report

The following table presents the carrying value and fair value of mortgages, by type of property:

Mortgages		2006		2005
As at December 31,	Carrying value	Fair value	Carrying value	Fair value

Residential	$8,020	$8,093	$6,868	$6,930
Office	4,788	4,856	5,217	5,324
Retail	6,688	6,761	6,888	7,008
Industrial	3,574	3,649	3,678	3,798
Other	5,061	5,044	5,357	5,278

Total	$28,131	$28,403	$28,008	$28,338

The carrying value of government-insured mortgages was 17% of the total carrying value of the mortgage portfolio as at December 31, 2006 (2005 — 12%) and the carrying value of privately-insured mortgages was 1.3% of the total carrying value of the mortgage portfolio as at December 31, 2006 (2005 — 1.1%).
b) Investment income

		Recovery
	Gross	(provision) for	Amortization of
For the year ended December 31,	investment	impairment, net	net realized and	Investment
2006	income	(note 6(e))	unrealized gains	income	Yield (%)

Bonds-	$5,536	$53	$363	$5,952	6.11
Mortgages	1,597	12	43	1,652	6.19
Stocks	493	—	580	1,073	13.10
Real estate	369	—	157	526	10.84
Policy loans	397	—	—	397	6.51
Cash and short-term investments	385	—	—	385	n/a
Bank loans	135	—	—	135	7.20
Other investments	351	(66)	28	313	n/a

Total	$9,263	$(1)	$1,171	$10,433	6.67

			Amortization of
	Gross	(Provision) for	net realized and
For the year ended December 31,	investment	impairment, net	unrealized gains	Investment
2005	income	(note 6(e))	(losses)	income	Yield (%)

Bonds	$5,654	$(92)	$378	$5,940	5.81
Mortgages	1,616	(27)	28	1,617	5.76
Stocks	403	—	445	848	11.88
Real estate	334	—	104	438	9.82
Policy loans	460	—	—	460	6.88
Cash and short-term investments	219	—	(1)	218	n/a
Bank loans	92	—	—	92	5.80
Other investments	334	(21)	10	323	n/a

Total	$9,112	$(140)	$964	$9,936	6.15

Yields are based on total investment income divided by the aggregate of the average carrying value of assets plus accrued income less deferred realized net gains.
c) Investment expenses

For the years ended December 31,	2006	2005

Related to invested assets	$336	$313
Related to segregated, mutual and other funds	556	433

Total	$892	$746

d) Securities lending
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As at December 31, 2006, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $3,713 and $3,798, respectively (2005 — $5,827 and $5,928, respectively).
e) Credit risk
Credit risk is the risk that a party to a financial instrument, such as a mortgage borrower, will fail to fully honour its financial obligations to the Company. Credit risks are primarily associated with investment, derivative and reinsurance counterparties (see reinsurance risk in note 8(b)).

2006 Annual Report        61

The Company has provided for credit risk by establishing allowances against the carrying value of impaired assets in the Consolidated Balance Sheets. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities (note 7(d)).
The carrying value of impaired assets was as follows:

As at December 31, 2006	Gross amount	Allowance	Carrying value

Bonds	$241	$73	$168
Mortgages	185	53	132
Other	101	60	41

Total	$527	$186	$341

As at December 31, 2005	Gross amount	Allowance	Carrying value

Bonds	$482	$143	$339
Mortgages	343	91	252
Other	94	42	52

Total	$919	$276	$643

The changes during the year in respect of the allowance for impairment were as follows:

Allowance for impairment	2006	2005

Balance, January 1	$276	$214
Net provisions during the year	1	140
Write-offs, disposals and currency translation	(91)	(78)

Balance, December 31	$186	$276

Concentrations of credit risk
The Company’s exposure to credit risk is managed through risk management policies and procedures with emphasis on the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards.
As at December 31, 2006, 96% of bonds (2005 — 94%) were rated at investment grade “BBB” or higher, and 71% (2005 — 68%) were rated “A” or higher. Government bonds represented 26% (2005 — 27%) of the bond portfolio. The Company’s highest exposure to a single non-government issuer was $513 (2005 — $464). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $8,038 (2005 — $7,636) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $4,167 (2005 — $3,607). As at December 31, 2006, 92% (2005 — 92%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 2% (2005 — 2%) of the portfolio.
The Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any gains that may have accrued. All contracts are held with counterparties rated “A” or higher. As at December 31, 2006, 87% (2005 — 79%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2006 was $137 (2005 — $175).

Note 7 ▪	Policy Liabilities
a) Policy liabilities
Policy liabilities are reported in the consolidated financial statements net of reinsurance ceded. The policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2006	2005

Gross policy liabilities	$139,607	$139,359
Impact of reinsurance ceded	(8,788)	(7,310)

Policy liabilities	$130,819	$132,049

Policy liabilities include actuarial liabilities as well as policy benefits payable, provision for unreported policy claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2006	2005

Actuarial liabilities	$123,416	$124,364
Benefits payable and provision for unreported claims	2,430	3,012
Policyholder amounts on deposit	4,973	4,673

Policy liabilities	$130,819	$132,049

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and experience rating refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using

62       2006 Annual Report

current best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected reinvestment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products and for long-term care products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.
The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of reinsurance ceded varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.
The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.
b) Composition
The composition of policy liabilities, on a net of reinsurance ceded basis, by line of business and reporting segment is shown in the table below. Policy liability totals before the impact of reinsurance ceded are also shown. The net of reinsurance ceded numbers are used throughout the consolidated financial statements.

	Individual life insurance			Other	Total, net of	Total before
As at December 31,		Non-	Annuities and	Policy	reinsurance	reinsurance
2006	Participating	participating	pensions	liabilities[1]	ceded	ceded

U.S. Insurance	$23,095	$12,545	$30	$8,562	$44,232	$47,686
U.S. Wealth Management	—	—	38,166	56	38,222	39,491
Canadian Division	5,557	9,451	12,078	5,468	32,554	35,596
Asia and Japan Division	10,782	1,920	768	203	13,673	13,687
Reinsurance Division	—	1,066	—	818	1,884	2,055
Corporate and Other	26	114	—	114	254	1,092

Total, net of reinsurance ceded	$39,460	$25,096	$51,042	$15,221	$130,819	$139,607

Total, before reinsurance ceded	$39,898	30,065	$52,366	$17,278	$139,607

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

	Individual life insurance			Other	Total, net of	Total before
As at December 31,		Non-	Annuities and	policy	reinsurance	reinsurance
2005	Participating	participating	pensions	liabilities[1]	ceded	ceded

U.S. Insurance	$23,863	$10,229	$34	$7,831	$41,957	$44,197
U.S. Wealth Management	—	—	43,202	57	43,259	44,242
Canadian Division	5,098	8,468	12,495	5,230	31,291	33,958
Asia and Japan Division	10,261	1,645	1,060	200	13,166	13,486
Reinsurance Division	—	1,025	—	1,206	2,231	2,413
Corporate and Other	—	—	—	145	145	1,063

Total, net of reinsurance ceded	$39,222	$21,367	$56,791	$14,669	$132,049	$139,359

Total, before reinsurance ceded	$39,952	$24,699	$57,774	$16,934	$139,359

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
For participating policies in-force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2006, $26,904
(2005 — $26,156) of both assets and policy liabilities related to the participating policyholders’ account were included in the closed blocks.
c) Assets backing policy liabilities, other liabilities and capital
Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds, commercial and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is invested in a range of debt and equity investments, both public and private.
Changes in the fair value of assets backing policy liabilities would have a limited impact on the Company’s equity wherever there is an effective matching of the assets and liabilities, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2006 was estimated at $135,066 (2005 — $136,467).

2006 Annual Report       63

The fair value of assets backing capital and other liabilities as at December 31, 2006 was estimated at $57,749 (2005 — $52,207).
The deferred realized net gains taken into account in the computation of policy liabilities as at December 31, 2006 were $3,123 (2005 — $2,942).
The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance
				Other
As at December 31,		Non-	Annuities	policy	Other
2006	Participating	participating	and pensions	liabilities[1]	liabilities[2]	Capital[3]	Total

Assets
Bonds	$23,347	$14,440	$35,615	$8,393	$10,041	$11,323	$103,159
Mortgages	4,364	3,428	10,549	3,119	6,227	444	28,131
Stocks	3,417	2,136	613	437	602	4,067	11,272
Real estate	1,989	1,575	464	1,222	436	219	5,905
Other	6,343	3,517	3,801	2,050	6,552	15,439	37,702

Total	$39,460	$25,096	$51,042	$15,221	$23,858	$31,492	$186,169

	Individual life insurance
				Other
As at December 31,		Non-	Annuities	policy	Other
2005	Participating	participating	and pensions	liabilities[1]	liabilities[2]	Capital[3]	Total

Assets
Bonds	$23,284	$12,866	$39,097	$7,771	$11,584	$8,713	$103,315
Mortgages	4,645	3,036	12,099	2,664	3,892	1,672	28,008
Stocks	2,996	1,563	458	266	141	3,291	8,715
Real estate	2,077	1,308	217	1,017	312	348	5,279
Other	6,220	2,594	4,920	2,951	6,320	14,329	37,334

Total	$39,222	$21,367	$56,791	$14,669	$22,249	$28,353	$182,651

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

[2]	Other liabilities include non-insurance liabilities.

[3]	Capital represents total equity, long-term debt, liabilities for preferred shares and capital instruments and non-controlling interest in subsidiaries.
d) Significant policy liability valuation assumptions
The determination of policy liabilities involves the use of estimates and assumptions. Actual results could differ from those estimates.
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.

64       2006 Annual Report

Best estimate assumptions
In the computation of policy liabilities, best estimate assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management
Mortality and morbidity	Mortality relates to the occurrence of death. Mortality assumptions are based on the Company’s internal as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity assumptions are based on the Company’s internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.	The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2006 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2006 experience was unfavourable when compared to the Company’s assumptions.

Investment returns	The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for all future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.	The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under the Canadian Asset Liability Method (“CALM”), the re-investment rate is quantified by using interest rate scenario testing.

The exposure to asset credit losses is managed by policies and procedures which limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies asset credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for asset credit risk which, including provisions for adverse deviation, totaled $2,547 as at December 31, 2006 (2005 — $2,906).

In 2006, default experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks and real estate are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2006, investment expense experience was unfavourable when compared to the Company’s assumptions.

2006 Annual Report       65

	Nature of factor and assumption methodology	Risk management
Policy terminations	Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.	The Company designs its products in order to minimize financial exposure to lapse and surrender risk, in addition, the Company monitors lapse and surrender experience monthly.

In aggregate, 2006 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes	Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2006 were favourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.	The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of board approved dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.
The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)).
Provision for adverse deviation assumptions
The basic assumptions made in establishing policy liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.
The impact of these margins is to increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as 5% to 20% of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
e) Change in policy liabilities
The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

	Change in	Change in	Change in
	actuarial	other policy	policy
For the year ended December 31, 2006	liabilities	liabilities[1]	liabilities

Balance, January 1	$124,364	$7,685	$132,049
New policies	2,000	—	2,000
Normal in-force movement	(3,001)	(242)	(3,243)
Changes in methods and assumptions	(25)	(42)	(67)
Changes due to acquisition and assumption transactions	8	—	8
Currency impact	70	2	72

Balance, December 31	$123,416	$7,403	$130,819

66       2006 Annual Report

	Change in	Change in	Change in
	actuarial	other policy	policy
For the year ended December 31, 2005	liabilities	liabilities [1]	liabilities

Balance, January 1	$130,608	$6,802	$137,410
New policies	1,960	—	1,960
Normal in-force movement	(4,246)	570	(3,676)
Changes in methods and assumptions	(90)	40	(50)
Changes due to acquisition and assumption transactions	(198)	639	441
Currency impact	(3,670)	(366)	(4,036)

Balance, December 31	$124,364	$7,685	$132,049

[1] Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.
f) Changes in actuarial methods and assumptions
The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.
In 2006, changes in methods and assumptions used in the determination of policy liabilities resulted in a net reduction of $67 (2005 — $50) in policy liabilities. The net reduction includes an increase of $17 (2005 — $19) to policy liabilities impacting non-controlling interest in subsidiaries, a reduction of $2 (2005 — increase of $5) to participating policyholders’ reserves, and a net reduction of $82 (2005 — $74) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income increased by $82 (2005 — $74) and is reported in the Corporate and Other segment.
The changes in methods and assumptions in 2006 include a reduction of $404 reflecting the impact of market movement on insurance segment reserves, and a reduction of $146 related to asset disposition risks on fixed interest assets supporting liabilities, offset by a $261 increase related to the adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. Other refinements to policy liability modeling resulted in a $222 increase in policy liabilities, as a $284 reduction from model refinements was offset by a $506 increase from revisions to explicit valuation assumptions for insurance risks, policyholder behaviour and expenses.
The changes in methods and assumptions in 2005 include a net reduction of $96 from review of credit loss assumptions and methodology, a net reduction of $275 from regular review of non-economic assumptions, consisting of releases from favourable changes in expense and mortality/morbidity offset by strengthening from unfavourable changes in policy persistency, and a net reduction of $69 from other refinements to cash flow models and methods. Offsetting these reductions was a $338 increase related to adoption of more conservative investment scenario assumptions, primarily related to assumed levels of long-term interest rates in North America and adopting a more conservative investment return outlook in Taiwan, and a $52 increase from other investment return assumption updates.

Note 8 ▪	Risk Management
In addition to risks related to reserve assumptions, the Company is exposed to the following risks, which are considered in establishing policy liabilities:
a) Interest rate risk
Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities. The uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received, and the impact of mismatches between the timing and amount of current assets and the liabilities they support are the principal components of investment return risk within the Company’s general fund. Interest rate risk exposures are measured using a variety of techniques, including cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and liabilities, discounted at market yields and adjusted for tax.
The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of 1 % in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

For the years ended December 31,	2006		2005

1 % increase in interest rates		$(48)	$(47)
1 % decrease in interest rates	$	(I1)	$46

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risk related to this business is not easily identified separately from the price volatility related to non-fixed income assets.
b) Reinsurance risk
In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently,

2006 Annual Report       67

allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2006	2005

Direct premium income	$19,469	$18,881
Reinsurance assumed	1,393	1,364
Reinsurance ceded	(1,758)	(1,658)

Total premium income	$19,104	$18,587

Note 9 ▪ Income Taxes
The effective income tax rate for the provision for income taxes reported in the Consolidated Statements of Operations varies from the income taxes computed at the Canadian statutory tax rate of 35% for the year ended December 31, 2006 (2005 – 34%) for the following reasons:

Reconciliation of income tax expense
For the years ended December 31,	2006	2005

Income tax expense at Canadian statutory tax rate	$1,868	$1,470
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(139)	(117)
Differences in tax rates on income not subject to tax in Canada	(325)	(149)
Recognition of tax benefit from prior years	(10)	(19)
Creation (release) of valuation allowance	50	(105)
General business tax credits	(70)	(73)
Other	(8)	24

Income tax expense	$1,366	$1,031

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31,	2006	2005

Canadian income tax expense:
Current	$197	$198
Future	(42)	53

	$155	$251

Foreign income tax expense:
Current	$173	$115
Future	1,038	665

	$1,211	$780

Income tax expense	$1,366	$1,031

The amount of income taxes paid in cash during the year ended December 31, 2006 was $208 (2005 – $327).
Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2006	2005

Consolidated Statements of Operations
Income taxes	$1,366	$1,031
Consolidated Balance Sheets
Goodwill — tax benefit of stock options exercised	(16)	–
Consolidated Statements of Equity
Opening retained earnings relating to change in accounting policy	(2)	–
Tax benefit of stock options exercised	(31)	–
Preferred shares	(4)	(4)
Currency translation account	(14)	44

Income taxes	$1,299	$1,071

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognied a future income tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2006 are estimated to be $384 (2005 – $267).
68      2006 Annual Report

The following table presents future income taxes in total, and the principal components:

As at December 31,	2006	2005

Future income tax asset:
Actuarial liabilities	$—	$716
Gain on sale of invested assets	413	377
Other	1,415	1,782

	$1,828	$2,875
Valuation allowance	(91)	(41)

Future income tax asset	$1,737	$2,834

Future income tax liability:
Actuarial liabilities	$(60)	$—
Real estate	(449)	(331)
Securities and other investments	(2,894)	(3,232)
Intangible assets	(592)	(608)

Future income tax liability	$(3,995)	$(4,171)

Net future income tax liability	$(2,258)	$(1,337)

As at December 31, 2006, the Company has approximately $2,185 (2005 – $2,458) of tax loss carry forwards available, of which $2,090 expire between the years 2007 and 2026 while $95 have no expiry date. A tax benefit has been recognized in the amount of $663 (2005 – $824) in future income taxes. A tax benefit in the amount of $91 (2005 – $38) has not been recognized.

As at December 31, 2006, the Company has approximately $232 (2005 – $162) of general business tax credit carry forwards available which expire between the years 2022 and 2026.
Note 10 ▪ Consumer Notes
A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2006, interest rates ranged from 1.85% to 6.25% (2005 – from 1.75% to 6.45%) with maturities until 2036. The fair value of consumer notes as at December 31, 2006 was $2,770 (2005 – $2,814). Fair values are determined by projecting cash flows and discounting at current rates.
Note 11 ▪ Long-Term Debt

As at December 31,	2006	2005

Senior debt
5.625% Notes payable U.S. dollar	$597	$607
4.67% Medium term notes	350	—
Notes payable to Manulife Finance (Delaware) LLC	550	—
Other notes payable	437	471
Subordinated notes
5.70% Canadian dollar	—	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	578	579

Total long-term debt	$3,062	$2,457

Fair value	$3,141	$2,561

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices available, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.
The carrying value of the senior debt and surplus notes reflects an unamortized fair value increment of U.S. $78, which arose as a result of the acquisition of JHF (note 3). The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.
The cash amount of interest paid during the year ended December 31, 2006 was $148 (2005 – $170). Issue costs are amortized over the term of the debt. Unamortized costs of $5 at December 31, 2006 (2005 – nil) have been included in miscellaneous assets.
a) 5.625% U.S. dollar notes payable
On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement. The notes are redeemable, in whole or in part, at the option of JHF at any time at a redemption price equal to the greater of par or the fair value of the notes based on the U.S. treasury rate plus 20 basis points, in each case together with accrued and unpaid interest.
2006 Annual Report       69

b) 4.67% Medium term notes
On March 28, 2006, MFC issued $350 in 4.67% notes, which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.
c) Notes payable to Manulife Finance (Delaware) LLC
On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $550 in senior notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”) (see note 17(b)). MFLP and its subsidiaries are related parties to the Company. The notes mature on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%. MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest.
MFLP is a wholly owned subsidiary; however, the senior debentures issued by MFLP and the senior notes receivable by MFLLC are not consolidated (see note 17(b)).
d) Other notes payable
The notes payable bear interest rates ranging from 6.496% to 12.1% and mature in varying amounts to 2015. The notes were issued by various subsidiaries of JHF.
e) Canadian dollar subordinated debt
On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $250, maturing on February 16, 2011, bearing interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate were redeemed at par plus accrued interest to the date of redemption on February 16, 2006. In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.
f) U.S. dollar surplus notes
On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.
Aggregate maturities of long-term debt are as follows:

As at December 31,	2006	2005

Less than one year	$3	$23
One to two years	606	13
Two to three years	1	609
Three to four years	1	1
Four to five years	416	2
Greater than five years	2,035	1,809

Total	$3,062	$2,457

Note 12 ▪ Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2006	2005

Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Subordinated notes payable to Manulife Finance (Delaware) LLC	650	–
Subordinated debt securities payable to MIC Financing Trust I	578	578

Total	$2,572	$1,922

Fair value	$2,703	$2,085

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices available, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.
Preferred shares
On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which
70       2006 Annual Report

is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
Senior debentures issued to Manulife Financial Capital Trust
On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on any interest payment date after December 31, 2006 but prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures, on or after June 30, 2012 at par, in each case together with accrued and unpaid interest.
At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

The Trust, a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 17(b)).
Subordinated notes payable to Manulife Finance (Delaware) LLC
On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $650 in subordinated notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”). The notes mature on December 15, 2036 and bear interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest. Issue costs for the subordinated notes payable are amortized over the term of the debt. Unamortized costs of $5 at December 31, 2006 (2005 – nil) have been included in miscellaneous assets.
MFLP is a wholly owned subsidiary; however, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 17(b)).
Subordinated debt securities payable to MIC Financing Trust I
In January 1997, The Manufacturers Investment Corporation (“MIC”) issued U.S. $485 subordinated debt securities to MIC Financing Trust I (“MIC Trust”) established by MIC. These securities mature on February 1, 2027 and bear interest at 8.25% per annum, payable semi-annually on February 1 and August 1. With regulatory approval, MIC may redeem the subordinated debt securities for the amount of principal plus any accrued and unpaid interest at any time on or after February 1, 2007.
MIC Trust is a wholly owned trust of MIC; however, the trust preferred securities issued by MIC Trust and the U.S. $485 subordinated notes receivable by MIC Trust are not consolidated (see note 17(b)).
Note 13 ▪ Non-Controlling Interest in Subsidiaries

As at December 31,	2006	2005

Non-controlling interest in common equity of subsidiaries	$109	$94
Preferred shares issued by MLI – MLI Class A, Series 6	93	93

Total	$202	$187

MLI’s Class A, Series 6 Preferred Shares (“Series 6 Shares”) are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share during the 12 months commencing December 31, 2007, or $25.75 per share during the 12 months commencing December 31, 2008, or $25.50 per share during the 12 months commencing December 31, 2009, or $25.25 per share during the 12 months commencing December 31, 2010, or $25.00 per share during the 12 months commencing December 31, 2011.
Note 14 ▪ Share Capital
The authorized capital of MFC consists of:

a) an unlimited number of common shares without nominal or par value; and

b) an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.
Preferred shares
On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.
On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.
2006 Annual Report       71

Common shares
On November 3, 2005, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice to make a normal course issuer bid during the 12-month period commencing November 9, 2005 to repurchase up to 100 million of its common shares, representing approximately 6.3% of common shares then outstanding. During the year ended December 31, 2006, MFC purchased and subsequently cancelled 45 million (2005 – 1 million) of its common shares pursuant to this normal course issuer bid at a cost of $1,631 (2005 – $49). A previous normal course issuer bid program terminated on November 8, 2005.
On November 7, 2006, the Exchange accepted MFC’s filing of notice to make a normal course issuer bid during the 12-month period commencing November 9, 2006. Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 4.9% of common shares outstanding. MFC is also limited to purchasing up to 2% of its common shares in any 30-day period under this bid. During the year ended December 31, 2006, MFC did not purchase or cancel any of its common shares pursuant to this normal course issuer bid.
All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.
In total, during the year ended December 31, 2006, MFC purchased and subsequently cancelled 45 million (2005 – 42 million) of its common shares pursuant to the normal course issuer bids at a total cost of $1,631 (2005 – $1,238).
On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares. All common share numbers and per common share amounts have been restated to reflect the stock dividend.

	2006		2005
	Number of Shares		Number of Shares
For the years ended December 31,	(in millions)	Amount	(in millions)	Amount

Common shares
Balance, January 1	1,584	$14,490	1,616	$14,646
Issued on exercise of stock options and deferred share units	8	171	10	228
Normal course issuer bids – purchased for cancellation	(45)	(413)	(42)	(384)

Balance, December 31	1,547	$14,248	1,584	$14,490

Note 15 ▪ Stock-Based Awards
Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.
In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC’s common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 3.3 million as at December 31, 2006 (2005 – 3.6 million).
In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2006, 181,000 DSUs (2005 – 182,000) were issued to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2006, 720,000 DSUs (2005 – nil) were issued to certain employees who elected to defer payment of all or part of their 2004 restricted share units (“RSUs”). The DSUs issued in 2005 and 2006 vested immediately upon grant.
Effective January 1, 2001, MFC established the Global Share Ownership Plan (“GSOP”) for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee’s eligible contributions to certain maximums. MFC’s contributions vest immediately. All contributions are used by the plan’s trustee to purchase common shares in the open market.
Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors.
MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). There were no stock options granted under this plan in 2005 and 2006, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. A total of 500,000 common shares of MFC have been reserved for issuance under the DEIP.
In 2003, MFC established the Restricted Share Unit Plan. For the year ended December 31, 2006, 1.6 million (2005 – 1.8 million) RSUs were granted to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest within three years of the grant date, subject to performance conditions, and the related compensation expense is rec-
72       2006 Annual Report

organized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs was $79 for the year ended December 31, 2006 (2005 – $99).

	2006	2005
For the years ended December 31,	Number of DSUs (in thousands)

Outstanding, January 1	4,100	4,182
Issued	935	230
Reinvested	80	80
Redeemed	(394)	(392)

Outstanding, December 31	4,721	4,100

Of the DSUs outstanding at December 31, 2006, 3,331,000 (2005 – 3,618,000) entitle the holder to receive common shares, 1,130,000 (2005 – 236,000) entitle the holder to receive payment in cash and 260,000 (2005 – 246,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.
Prior to the merger of the Company with JHF in 2004, stock options were awarded on a discretionary basis under the JHF Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). These stock options vested 50 per cent each year over two years with a five year maximum term. On April 28, 2004, all outstanding JHF mid-term and long-term incentives were converted to Company incentives at a rate of one JHF unit to 1.1853 units of the Company. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been exercised or terminated.

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
For the years ended December 31,	(in millions)	price	(in millions)	price

Outstanding, January 1	34	$20.64	41	$19.48
Granted	3	$36.96	4	$29.00
Exercised	(7)	$19.00	(10)	$18.85
Forfeited	—	$27.78	(1)	$22.65

Outstanding, December 31	30	$22.68	34	$20.64

Exercisable, December 31	22	$19.88	24	$18.95

Options outstanding

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
As at December 31, 2006	options	exercise	contractual	options	exercise
Exercise price	(in millions)	price	remaining life	(in millions)	price

$13.22 – $19.52	8	$16.29	3.85 years	8	$16.15
$19.53 – $25.45	15	$21.59	4.52 years	13	$21.30
$25.46 – $36.98	7	$32.51	8.56 years	1	$28.92

Total	30	$22.68	5.27 years	22	$19.88

The weighted average fair value of each option granted in 2006 has been estimated at $8.43 (2005 – $6.11) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 4.2% (2005 – 3.7%), dividend yield of 1.9% (2005 – 1.9%), expected volatility of 20% (2005 – 20%) and expected life of 6.5 (2005 – six) years.
The Company recorded compensation expense for stock options granted after January 1, 2002, with an offsetting increase to contributed surplus, of $26 during the year ended December 31, 2006 (2005 – $33).
In aggregate, the Company recorded stock-based compensation expense of $105 for the year ended December 31, 2006 (2005 – $132).

Diluted earnings per share
For the years ended December 31,	2006	2005

Diluted earnings per common share	$2.51	$2.03

Net income available to common shareholders	$3,955	$3,280

Weighted average number of common shares(in millions)	1,563	1,597
Stock-based awards[1](in millions)	16	15

Weighted average number of diluted common shares(in millions)	1,579	1,612

[1]	The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of three million (2005 – four million) anti-dilutive stock-based awards.
2006 Annual Report       73

Note 16 ▪ Employee Future Benefits
The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily not funded, and other non-pension post-employment benefit plans that are also primarily not funded.
The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2005. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is December 31, 2008. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2006.
Pension and Non-Pension Post-Employment Benefit Plans

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Changes in plan assets:
Fair value of plan assets, January 1	$3,440	$3,468	$314	$312
Actual return on plan assets	528	290	39	12
Employer contributions	79	131	69	72
Plan participants’ contributions	1	1	4	8
Benefits paid	(324)	(352)	(73)	(79)
Currency impact	17	(98)	1	(11)

Fair value of plan assets, December 31[1]	$3,741	$3,440	$354	$314

[1]	As part of the acquisition of JHF in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. At December 31, 2006, assets in the rabbi trust were $474 (2005 – $460) and the plan obligations were $401 (2005 – $391). The measurement date of these plans was December 31, 2006.

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Changes in accrued benefit obligation:
Balance, January 1	$3,955	$3,850	$1,007	$995
Service cost	65	66	19	13
Interest cost	197	213	50	56
Plan participants’ contributions	1	1	4	8
Amendments	(2)	–	–	4
Actuarial (gains) losses	(91)	292	(75)	35
Benefits paid	(324)	(352)	(73)	(79)
Currency impact	9	(115)	(3)	(25)

Balance, December 31	$3,810	$3,955	$929	$1,007

	Pension benefits		Post-employment benefits
As at December 31,	2006	2005	2006	2005

Excess of plan liabilities over fair value of plan assets, end of year	$(69)	$(515)	$(575)	$(693)
Unrecognized net actuarial (gain) loss	(50)	347	(42)	52
Unrecognized prior service cost	12	24	(7)	(10)

Net accrued benefit liability, December 31	$(107)	$(144)	$(624)	$(651)

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits		Post-employment benefits
As at December 31,	2006	2005	2006	2005

Prepaid benefit cost	$524	$473	$—	$—
Accrued benefit liability	(631)	(617)	(624)	(651)

Net accrued benefit liability, December 31	$(107)	$(144)	$(624)	$(651)

As at December 31, 2006, the Company’s broad-based funded pension plans consisted of assets of $3,722 (2005 – $3,415) and pension benefit obligations of $3,053 (2005 – $3,213), which results in a pension benefit surplus of $669 (2005 – $202). These plans are subject to regulatory required contributions. For other broad-based but unfunded pension plans, the pension benefit deficit amounted to $49 as at December 31, 2006 (2005 – $46) of which $47 (2005 – $44) has been charged to earnings or otherwise accrued for in the Company’s accounts.
74       2006 Annual Report

The Company’s executive supplemental pension plans are primarily not funded and, as at December 31, 2006, consisted of assets of $19 (2005 – $25) and pension benefit obligations of $708 (2005 – $696), which results in a pension benefit deficit of $689 (2005 – $671). Of this deficit, $540 (2005 – $534) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $474 as at December 31, 2006 (2005 – $460). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.
Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2006	2005

Broad-based funded pension plans
Fair value of plan assets	$3,722	$3,415
Accrued benefit obligation	3,053	3,213

Excess of fair value of plan assets over plan liabilities	$669	$202

Broad-based unfunded pension plans
Fair value of plan assets	$—	$—
Accrued benefit obligation	49	46

Shortfall of fair value of plan assets over plan liabilities	$(49)	$(46)

Executive unfunded pension plans
Fair value of plan assets	$19	$25
Accrued benefit obligation	708	696

Shortfall of fair value of plan assets over plan liabilities	$(689)	$(671)

Other

Rabbi trust assets	$474	$460

Total
Fair value of assets	$4,215	$3,900
Accrued benefit obligation	3,810	3,955

Excess (shortfall) of fair value of assets over plan liabilities	$405	$(55)

The assets that support the portion of the non-pension post-employment benefit plans that are not funded similarly form part of the general fund assets of the Company and are not separately segregated.

The weighted average asset allocation by asset category for the Company’s pension plans that are funded was as follows:

	Actual allocation
As at December 31,	2006	2005

Equity securities[1]	59%	59%
Debt securities	30%	30%
Real estate	3%	5%
Other	8%	6%

Total	100%	100%

[1]	Pension benefit plans include investments in MFC common shares of $3 (2005 – $3).
2006 Annual Report       75

Components of the net benefit expense for the pension plans and other non-pension post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Defined benefit service cost	$65	$66	$19	$13
Defined contribution service cost	56	56	—	—
Interest cost	197	213	50	56
Actual positive return on plan assets	(528)	(290)	(39)	(12)
Actuarial (gains) losses	(91)	292	(75)	35
Plan amendments	3	—	—	4

Pension costs incurred before adjustments	$(298)	$337	$(45)	$96
Difference between costs arising in the year and cost recognized in respect of:
Return on plan assets[1]	277	23	13	(14)
Actuarial (gains) losses[2]	111	(278)	78	(34)
Plan amendments[3]	8	6	(2)	(8)

Net benefit expense	$98	$88	$44	$40

[1]	Expected return on plan assets of $277 for the year ended December 31, 2006 (2005 – $293) less deferral of actual return on plan assets of $567 (2005 – $302).

[2]	Actuarial (gains) losses amortized in 2006 of $23 (2005 – $15) less actual actuarial gains incurred of $166 (2005 – $327 losses).

[3]	Amortization of plan amendments in 2006 of $9 (2005 – $2) less actual cost of plan amendments of $3 (2005 – $4).
Key Weighted Average Assumptions
The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

To determine the accrued benefit obligation at end of year:
Discount rate	5.6%	5.3%	5.7%	5.4%
Rate of compensation increase	3.9%	3.9%	3.6%	3.6%
Initial health care cost trend rate[1]	n/a	n/a	9.2%	9.7%
To determine the net benefit expense for the year:
Discount rate	5.3%	5.7%	5.4%	5.8%
Expected return on plan assets[2]	7.9%	8.1%	8.3%	8.5%
Rate of compensation increase	3.9%	3.9%	3.6%	3.6%
Initial health care cost trend rate[1]	n/a	n/a	9.7%	10.1%

[1]	The health care cost trend rate used to measure the U.S. based non-pension post-employment obligation was 9.5% grading to 5.0% for 2016 and years thereafter (2005 – 10.0% grading to 5.0% for 2016) and to measure the expense was 10.0% grading to 5.0% for 2016 and years thereafter (2005 – 10.5% grading to 5.0% for 2016). In Canada, the rate used to measure the non-pension post-employment benefit obligation was 8.0% grading to 5.0% for 2013 and years thereafter (2005 – 8.5% grading to 5.0% for 2013) and to measure the expense was 8.5% grading to 5.0% for 2013 and years thereafter (2005 – 8.5% grading to 5.5% for 2008).

[2]	The expected return on pension plan assets for U.S.-based plans was 8.25% (2005 – ranged from 8.25% to 8.5%). Plans based in Canada had an expected return on plan assets of 6.9% (2005 – 6.9%). Other pension plans had an expected return of 4.7% (2005 – 4.4%).
To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.
Sensitivity of Key Assumptions
Assumptions adopted can have a significant effect on the obligations and expenses reported for pension plans and for the non-pension post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2006	Obligation	Expense	Obligation	Expense

Discount Rate:
Impact of a 1% increase	$(394)	$(7)	$(88)	$(4)
Impact of a 1% decrease	$483	$10	$107	$3
Expected return on plan assets:
Impact of a 1% increase	n/a	$(32)	n/a	$(3)
Impact of a 1% decrease	n/a	$32	n/a	$3
Rate of compensation increase:
Impact of a 0.25% increase	$11	$2	$—	$—
Impact of a 0.25% decrease	$(11)	$(2)	$—	$—
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$56	$7
Impact of a 1% decrease	n/a	n/a	$(49)	$(6)

76      2006 Annual Report

Cash Flows – Contributions
Total cash payments for all employee future benefits, comprised of cash contributed by the Company to its funded pension and non-pension post-employment benefit plans, cash payments directly to beneficiaries for its unfunded pension and non-pension post-employment benefit plans, and cash contributed to its defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2006	2005	2006	2005

Defined benefit	$79	$131	$69	$72
Defined contribution	56	56	—	—

Total	$135	$187	$69	$72

Cash Flows – Estimated Benefit Payments
The future benefit payments under the defined benefit pension plans and non-pension post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits

2007	$294	$71
2008	286	72
2009	290	73
2010	301	74
2011	296	74
2012 - 2016	1,544	372

During the year, the John Hancock Pension Committee approved and executed the implementation of a single 401(k) pension investment platform in the United States. The Company’s own Retirement Pension Plan 401(k) platform was the one selected. As a result of this transfer, the Company reported deposits from policyholders in the Segregated Funds Consolidated Statements of Changes in Net Assets of $622 for the year ended December 31, 2006 (2005 – nil).
Note 17 ▪ Variable Interest Entities
a) Investments that are Variable Interest Entities
Variable interest entities that are consolidated with the Company’s segregated funds

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2006 resulted in an increase in segregated fund assets of $213 (2005 – $206), an increase in segregated fund liabilities of $73 (2005 – $73) and an increase in net assets held by other contract holders of $140 (2005 – $ 133).
Variable interest entities that are not consolidated
Except as previously noted, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages, and accordingly, is not required to consolidate any of them.
The following is a discussion of the entities the Company has significant relationships with and certain summarized financial information for them.
Collateralized debt obligation funds
The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
The maximum exposure to losses from CDOs managed by the Company is $90 (2005 – $198). This consists of $54 (2005 – $150) of investments in tranches rated Aa1 or better, $18 (2005 – $20) in tranches rated below BBB and $18 (2005 – $28) in equity tranches.

Total size of Company-managed CDOs
As at December 31,	2006	2005

Total assets	$9,382	$6,227

Total debt	$9,137	$6,100
Total other liabilities	65	29

Total liabilities	$9,202	$6,129
Total equity	180	98

Total liabilities and equity[1]	$9,382	$6,227

[1]	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.
2006 Annual Report       77

Low-income housing partnerships
The Company has investments that qualify for low-income housing and/or historic tax credits (“LIH Partnerships”). These investments are primarily through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and it is not the general partner or managing member in any of the LIH Partnerships.
The Company’s maximum exposure to losses from its investments in LIH Partnerships is $604 (2005 – $551). This consists of $479 (2005 – $415) of equity investments, $77 (2005 – $77) of mortgages, and outstanding equity capital and mortgage commitments to the partnerships of $48 (2005 – $58) and nil (2005 – $1), respectively.

Total size of the LIH Partnerships[1]
As at December 31,	2006	2005

Total assets	$1,435	$1,442

Total debt	$873	$869
Total other liabilities	98	115

Total liabilities	$971	$984
Total equity	464	458

Total liabilities and equity[2]	$1,435	$1,442

[1]	Certain data above is reported with a three-month lag due to the delayed availability of financial statements of the LIH Partnerships.

[2]	Includes the Company’s investment in the debt and equity of these LIH Partnerships.
Timberland investments
The Company acts as an investment manager of timberland properties with total assets of $7.7 billion, of which $4.0 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment advisor to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.
The Company’s maximum exposure to losses from the Timber Funds is $430 (2005 – $140). This consists of $141 (2005 – $91) of equity investments, $278 (2005 – $33) of debt investments, and $11 (2005 – $16) of outstanding equity commitments to these funds.

Total size of Timber Funds
As at December 31,	2006	2005

Total assets	$3,968	$2,512

Total debt	$1,970	$832
Total other liabilities	133	65

Total liabilities	$2,103	$897
Total equity	1,865	1,615

Total liabilities and equity[1]	$3,968	$2,512

[1]	Includes the Company’s investment in the debt and equity of the Timber Funds.
Other entities
The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with the entities described in the following paragraphs, the Company believes that its relationships with these Other Entities are not significant, and accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets, the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.
ArcLight Energy Partners Fund I, L.P. (“ArcLight”), a private equity fund, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor – owning approximately 55% of ArcLight’s partners’ capital as at December 31, 2006 and 2005. As at September 30, 2006, ArcLight had total assets of $917, liabilities of $64, and partners’ capital of $853. As at December 31, 2005, ArcLight had total assets of $972, liabilities of $50, and partners’ capital of $922.
b) Subsidiaries that are Variable Interest Entities
Manulife Financial Capital Trust
Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI. The MaCS form part of the Company’s Tier 1 regulatory capital.
78       2006 Annual Report

MIC Financing Trust I
MIC Financing Trust I (“MIC Trust”), a wholly owned trust, is bifurcated into a silo and a host entity in accordance with VIE accounting guidelines and both of these are classified as VIEs. The silo is comprised of the trust preferred securities described below. The host entity is comprised of the amounts the Company has invested, plus accumulated interest thereon. The Company owns only 1.5% (U.S. $7.5) of the trust preferred securities. The Company does not own, and is not the primary beneficiary of, the remaining U.S. $485 trust preferred securities; therefore, the Company does not consolidate the U.S. $485 trust preferred securities. The Company owns 100% of the host entity and consolidates it as a wholly owned subsidiary. Capital Trust Pass-Through Securities Units were issued by MIC Trust and The Manufacturers Investment Corporation (“MIC”), a wholly owned subsidiary of the Company, in January 1997, maturing February 1, 2027. Each unit consists of one 8.25% trust preferred security, issued by MIC Trust, and one 0.125% preferred purchase contract, issued by MIC. Holders of each purchase contract may be required to purchase 20 non-cumulative perpetual preferred shares, Series A (“Series A Preferred Shares”) of MIC, at U.S. $50 per share. Holders may satisfy this purchase by delivering the trust preferred securities to MIC in exchange for the Series A Preferred Shares. MIC has the right to redeem the Series A Preferred Shares at any time on or after the later of February 1, 2007 or the date of issue, at a redemption price of U.S. $50 per share plus accrued and unpaid dividends to the date of redemption. The Securities Units were issued as a private placement under Rule 144A of the Securities Act (United States). The securities form part of the Company’s Tier 2A regulatory capital.
Manulife Finance (Delaware), L.P.
Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership, is bifurcated into two silos and one host entity in accordance with VIE accounting guidelines. The largest silo is comprised of the debt instruments and the interest rate swaps mentioned below. The smaller silo and the host entity are comprised of the amounts the Company has invested, plus accumulated interest thereon. The Company owns none of, and is not the primary beneficiary of, the largest silo; therefore, the Company does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both as wholly owned subsidiaries. MFLP has issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.
In order for MFLP to manage its exposure to the interest rate difference between the debentures issued and the senior and subordinated notes receivable by its subsidiary, Manulife Finance (Delaware) LLC, from Manulife Holdings (Delaware) LLC (see notes 11 and 12), MFLP has entered into interest rate swaps.
Note 18 ▪ Commitments and Contingencies
a) Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of its operations.
b) Proceeds
Pursuant to agreements with the administrators of Daihyaku Mutual Life Insurance Company (“Daihyaku”) with respect to the April 2, 2001 purchase of a closed block of business in Japan, the Company was entitled to a contingent receivable related to the proceeds from the wind-up of the insolvent estate of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($ 57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.
c) Accident reinsurance disputes
The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.
d) Investment commitments
In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,211 of outstanding investment commitments as at December 31, 2006, of which $320 mature in 30 days, $1,392 mature in 31 to 365 days and $499 mature in 2008 or later. There were $2,494 of outstanding investment commitments as at December 31, 2005, of which $402 matured in 30 days, $1,531 matured in 31 to 365 days and $561 mature in 2007 or later.
2006 Annual Report       79

e) Letters of credit
In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2006, letters of credit, for which third parties are beneficiary, in the amount of $727 (2005 – $910) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2006 and 2005.
f) Guarantees regarding Manulife Finance (Delaware), L.P.
MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not consolidate these debentures (see note 17(b)). The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.
The following tables set forth certain consolidating summary financial information for MFC and Manulife Finance (Delaware), L.P.:

			Other
			Subsidiaries of		Total
	MFC	Manulife Finance	MFC on a	Consolidating	Consolidated
As at and for the year ended December 31, 2006	(Guarantor)	(Delaware), L.P.	Combined Basis	Adjustments	Amounts

Total revenue	$60	$2	$34,193	$(61)	$34,194
Net income available to shareholders	3,985	—	3,989	(3,989)	3,985
Invested assets	2	—	171,162	—	171,164
Total other assets	26,684	1,368	15,226	(28,273)	15,005
Policy liabilities	—	—	130,819	—	130,819
Total other liabilities	1,030	1,210	29,440	(1,986)	29,694

			Other
			Subsidiaries of		Total
	MFC	Manulife Finance	MFC on a	Consolidating	Consolidated
As at and for the year ended December 31, 2005	(Guarantor)	(Delaware), L.P.	Combined Basis	Adjustments	Amounts

Total revenue	$67	$—	$32,726	$(104)	$32,689
Net income available to shareholders	3,294	—	3,308	(3,308)	3,294
Invested assets	12	—	166,402	—	166,414
Total other assets	26,286	—	18,291	(28,340)	16,237
Policy liabilities	—	—	132,049	—	132,049
Total other liabilities	2,511	—	26,930	(2,626)	26,815

g) Pledged assets
In the normal course of business, certain of MFC’s subsidiaries pledge their assets as collateral for liabilities incurred. The amounts pledged were as follows:

	2006		2005
As at December 31,	Bonds	Other	Bonds	Other

In respect of:
Derivatives	$119	$72	$122	$77
Regulatory requirements	109	1	112	4
Real estate	—	71	—	75
Other	—	8	—	96

Total	$228	$152	$234	$252

h) Lease obligations
The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases, are presented below:

		Operating
	Capital leases	leases	Total

2007	$3	$124	$127
2008	3	104	107
2009	2	85	87
2010	1	60	61
2011	—	52	52
Thereafter	—	119	119

Total minimum lease payments	$9	$544	$553

80       2006 Annual Report

i) Capital requirements
Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.
There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31. In addition, both Michigan and Massachusetts require that notification be given to the domiciliary insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Michigan or Massachusetts insurance company.
j) Participating business
In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks,” transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.
Note 19 ▪ Fair Value of Financial Instruments
Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.
Both the fair values and the basis for determining the fair value of invested assets, consumer notes, long-term debt, liabilities for preferred shares and capital instruments and derivative financial instruments are disclosed in notes 6, 10, 11, 12 and 20, respectively.
The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.
The fair value of bank deposits is estimated at $7,847 as at December 31, 2006 (2005 – $5,888) compared to a carrying value of $7,845 as at December 31, 2006 (2005 – $5,911). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.
Note 20 ▪ Derivative Financial Instruments
Derivative financial instruments are financial contracts, the values of which are derived from underlying assets or interest or foreign exchange rates. Derivatives such as interest rate and cross currency swaps, forward contracts, total return swaps, futures agreements and options are used to hedge and manage current and anticipated exposures to changes in interest rate levels, foreign exchange rates, commodity prices, credit risk and equity market prices, and to replicate permissible investments.
Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Equity contracts involve the exchange of floating rate interest payments for the receipt of returns from an equity market index.
Forward and futures agreements are contractual obligations to buy or sell a financial instrument at a future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties and futures agreements are standardized contracts that are transacted on regulated exchanges.
Options are contractual agreements whereby the holder has the right, but not the obligation, to buy or sell a specified amount of the financial instrument at a predetermined price within a specified time.
2006 Annual Report       81

Hedge effectiveness is assessed quarterly using a variety of techniques including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative match the hedged risk in the hedged item.
Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.
Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.
Fair value is summarized by derivative type and represents the unrealized net gain or loss and accrued interest receivable or payable. Substantially all derivative financial instruments wholly or partially offset the change in fair values of related on-balance sheet assets and liabilities.
The Company had the following amounts outstanding:

	Remaining term to maturity (notional amounts)				Fair value
									Risk-
As at December 31,	Under 1	1 to 5	Over 5					Credit risk	weighted
2006	year	years	years	Total	Positive	Negative	Net	equivalent	amount

Interest rate contracts:
Swap contracts	$4,195	$9,879	$26,172	$40,246	$1,148	$(626)	$522	$759	$234
Options purchased	245	654	211	1,110	4	—	4	12	4
Options written	13	—	—	13	—	—	—	—	—

Sub-total	$4,453	$10,533	$26,383	$41,369	$1,152	$(626)	$526	$771	$238
Foreign exchange:
Swap contracts	966	6,736	3,286	10,988	833	(1,116)	(283)	982	300
Forward contracts	4,428	87	15	4,530	12	(71)	(59)	62	20
Other	486	395	361	1,242	10	(37)	(27)	159	49

Total	$10,333	$17,751	$30,045	$58,129	$2,007	$(1,850)	$157	$1,974	$607

As at December 31,
2005

Interest rate contracts:
Swap contracts	$5,406	$11,702	$23,924	$41,032	$1,338	$(843)	$495	$714	$233
Futures contracts	246	—	—	246	—	—	—	—	—
Options purchased	173	2,816	211	3,200	48	—	48	36	14
Options written	—	13	—	13	—	—	—	—	—

Sub-total	$5,825	$14,531	$24,135	$44,491	$1,386	$(843)	$543	$750	$247
Foreign exchange:
Swap contracts	3,391	6,465	2,405	12,261	811	(956)	(145)	1,002	326
Forward contracts	3,409	—	15	3,424	17	(14)	3	81	26
Other	693	506	6	1,205	10	(4)	6	141	46

Total	$13,318	$21,502	$26,561	$61,381	$2,224	$(1,817)	$407	$1,974	$645

Note 21 ▪ Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the first quarter of 2006, the Company’s U.S. Protection, U.S. Wealth Management and Guaranteed & Structured Financial Products businesses were reorganized to become the U.S. Insurance and U.S. Wealth Management reporting segments. Information for prior periods has been restated accordingly.
Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.
The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.

82      2006 Annual Report

		U.S.		Asia
By Segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the year ended December 31, 2006	Insurance	Mgmt	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$5,488	$—	$5,411	$2,861	$1,010	$—	$14,770
Annuities and pensions	—	3,741	521	72	—	—	4,334

Total premium income	$5,488	$3,741	$5,932	$2,933	$1,010	$—	$19,104
Investment income	2,982	2,858	3,164	863	208	358	10,433
Other revenue	614	2,412	798	515	19	299	4,657

Total revenue	$9,084	$9,011	$9,894	$4,311	$1,237	$657	$34,194

Interest expense	$35	$159	$298	$50	$3	$417	$962

Income before income taxes	$935	$1,580	$1,170	$970	$403	$278	$5,336
Income taxes	(313)	(444)	(250)	(190)	(109)	(60)	(1,366)

Net income	$622	$1,136	$920	$780	$294	$218	$3,970

Segregated funds deposits	$1,225	$22,645	$4,619	$4,747	$—	$51	$33,287

Goodwill
Balance, January 1	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of a subsidiary	—	—	—	—	—	(20)	(20)
Tax benefit of stock options exercised[1]	—	—	—	—	—	(16)	(16)
Change in foreign exchange rates	(2)	(1)	—	—	—	(1)	(4)

Balance, December 31	$2,702	$2,052	$2,051	$499	$78	$79	$7,461

As at December 31, 2006
Policy liabilities	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

Total assets	$52,820	$48,277	$49,533	$18,061	$3,379	$14,099	$186,169

Segregated funds net assets held by policyholders	$12,583	$112,269	$27,448	$17,232	$—	$2,516	$172,048

[1]	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.
The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the year ended December 31, 2006	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,965	$5,476	$2,903	$426	$14,770
Annuities and pensions	3,741	521	72	—	4,334

Total premium income	$9,706	$5,997	$2,975	$426	$19,104
Investment income	5,973	3,534	864	62	10,433
Other revenue	3,220	897	526	14	4,657

Total revenue	$18,899	$10,428	$4,365	$502	$34,194

2006 Annual Report       83

		U.S.		Asia
By Segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the year ended December 31, 2005	Insurance	Mgmt	Division	Division	Division	and Other	Total

Revenue
Premium income
Life and health insurance	$5,382	$—	$5,193	$2,895	$1,217	$—	$14,687
Annuities and pensions	—	3,265	568	67	—	—	3,900

Total premium income	$5,382	$3,265	$5,761	$2,962	$1,217	$—	$18,587
Investment income	2,868	3,020	2,771	716	185	376	9,936
Other revenue	620	2,052	734	354	27	379	4,166

Total revenue	$8,870	$8,337	$9,266	$4,032	$1,429	$755	$32,689

Interest expense	$26	$175	$175	$44	$1	$367	$788

Income (loss) before income taxes	$927	$1,211	$1,045	$810	$(89)	$418	$4,322
Income taxes	(313)	(343)	(248)	(69)	(19)	(39)	(1,031)

Net income (loss)	$614	$868	$797	$741	$(108)	$379	$3,291

Segregated funds deposits	$1,284	$20,208	$4,514	$5,226	$—	$554	$31,786

Goodwill
Balance, January 1	$2,756	$1,934	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment (note 3)	35	208	163	(2)	3	—	407
Change in foreign exchange rates	(87)	(89)	—	(62)	(3)	3	(238)

Balance, December 31	$2,704	$2,053	$2,051	$499	$78	$116	$7,501

As at December 31, 2005
Policy liabilities	$41,957	$43,259	$31,291	$13,166	$2,231	$145	$132,049

Total assets	$51,009	$55,531	$45,388	$17,022	$3,146	$9,533	$181,629

Segregated funds net assets held by policyholders	$11,374	$89,996	$23,443	$12,282	$—	$2,600	$139,695

By geographic location			Asia
For the year ended December 31, 2005	United States	Canada	and Japan	Other	Total

Revenue
Premium income
Life and health insurance	$5,759	$5,259	$2,954	$715	$14,687
Annuities and pensions	3,265	568	67	—	3,900

Total premium income	$9,024	$5,827	$3,021	$715	$18,587
Investment income	6,016	3,167	716	37	9,936
Other revenue	2,882	803	453	28	4,166

Total revenue	$17,922	$9,797	$4,190	$780	$32,689

84      2006 Annual Report

Note 22	▪	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). The material differences between U.S. GAAP and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
a) Condensed Consolidated Balance Sheets

As at December 31,	2006			2005
	Note 22	U.S.	Canadian	U.S.	Canadian
	Reference	GAAP	GAAP	GAAP	GAAP

Invested assets
Bonds	g (i), h (iv)	$109,460	$103,159	$108,966	$103,315
Mortgages	g (ii)	28,079	28,131	27,968	28,008
Stocks	g (iii), h (iv)	17,731	11,272	13,114	8,715
Real estate	g (iv)	4,563	5,905	4,148	5,279
Policy loans		6,413	6,413	6,120	6,120
Cash and short-term investments		10,798	10,745	8,765	8,723
Bank loans		2,009	2,009	1,806	1,806
Other investments	g (x), h (iv)	3,661	3,530	4,280	4,448

Total invested assets		$182,714	$171,164	$175,167	$166,414

Other assets
Accrued investment income	h (iv)	$1,561	$1,557	$1,640	$1,639
Outstanding premiums		669	669	735	735
Deferred acquisition costs	g (vi)	12,054	—	10,187	—
Reinsurance deposits and amounts recoverable		4,966	—	4,875	—
Goodwill		6,415	7,461	6,472	7,501
Intangible assets		1,708	1,708	1,742	1,742
Value of business acquired	g (vii)	4,101	—	4,283	—
Miscellaneous	h (iv)	5,418	3,610	6,695	4,620

Total other assets		$36,892	$15,005	$36,629	$16,237

		$219,606	$186,169	$211,796	$182,651
Segregated funds net assets[1]	h (iv)	163,483	—	133,662	—

Total assets		$383,089	$186,169	$345,458	$182,651

Segregated funds net assets[1]	h (iv)	$—	$172,937	$—	$140,361

Liabilities and equity
Policy liabilities	g (v), h (iv)	$161,799	$130,819	$158,122	$132,049
Deferred realized net gains	g (i) - (iv)	—	4,442	—	4,295
Bank deposits		7,845	7,845	5,911	5,911
Consumer notes		2,860	2,860	2,900	2,900
Future income tax liability[2]	h (iv)	2,707	2,258	2,392	1,337
Other liabilities	g (x), h (iv)	8,805	6,453	9,635	7,806

		$184,016	$154,677	$178,960	$154,298
Long-term debt		3,040	3,062	2,480	2,457
Liabilities for preferred shares and capital instruments		2,572	2,572	1,922	1,922
Non-controlling interest in subsidiaries		400	202	217	187
Segregated funds net liabilities[1]	h (iv)	163,483	—	133,662	—
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account		26,214	25,656	25,206	23,787
Accumulated effect of comprehensive income on equity		3,364	—	3,011	—

Total liabilities and equity		$383,089	$186,169	$345,458	$182,651

Segregated funds net liabilities[1]	h (iv)	$—	$172,937	$—	$140,361

[1]	U.S. GAAP terminology is separate accounts.

[2]	U.S. GAAP terminology is deferred income taxes.
2006 Annual Report     85

b) Condensed Consolidated Statements of Operations

For the years ended December 31,	2006		2005
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	$12,495	$19,104	$11,867	$18,587
Net investment income (investment income)	9,975	10,433	11,245	9,936
Fee income and other revenue	6,241	4,657	5,424	4,166

Total revenue	$28,711	$34,194	$28,536	$32,689

Policy benefits and expenses
Policyholder benefits	$17,917	$19,912	$17,287	$19,871
Commissions, investment and general expenses	4,277	7,709	4,203	7,462
Amortization of deferred acquisition costs and value of business acquired	1,168	—	1,169	—
Other	1,253	1,237	1,043	1,034

Total policy benefits and expenses	$24,615	$28,858	$23,702	$28,367

Income before income taxes	$4,096	$5,336	$4,834	$4,322
Income taxes	(926)	(1,366)	(1,390)	(1,031)

Net income	$3,170	$3,970	$3,444	$3,291

Weighted average number of common shares outstanding (in millions):
Basic	1,563	1,563	1,597	1,597
Diluted	1,579	1,579	1,612	1,612
Earnings per share:
Basic	$2.03	$2.53	$2.16	$2.05
Diluted	$2.01	$2.51	$2.14	$2.03
c) Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

For the years ended December 31,		Net Income		Equity
	Note 22
	Reference	2006	2005	2006	2005

Net income and equity determined in accordance with Canadian GAAP		$3,970	$3,291	$25,656	$23,787
Bonds	g (i)	(377)	593	4,061	4,438
Mortgages	g (ii)	20	51	152	132
Stocks	g (iii)	(108)	13	1,875	1,983
Real estate	g (iv)	(197)	(142)	(1,228)	(1,031)
Other investments	g (ix)	8	265	593	585
Policy liabilities	g (v)	(2,945)	(2,360)	(16,672)	(13,724)
Value of business acquired	g (vii)	(179)	(339)	(1,060)	(881)
Deferred acquisition costs[1]	g (vi)	2,162	2,179	12,958	10,796
Deferred revenue	g (viii)	356	146	(24)	(380)
Other reconciling items		(13)	3	(101)	(20)
Future income taxes on the above noted items[2]		473	(256)	(36)	(509)
Change in accounting policy, net of income taxes		—	—	40	30

Net income and equity determined in accordance with U.S. GAAP		$3,170	$3,444	$26,214	$25,206
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	g (i)	(362)	(909)	2,853	3,215
Stocks	g (iii)	827	618	2,820	1,993
Actuarial liabilities	g (v)	(30)	(127)	(1,588)	(1,558)
Deferred acquisition costs	g (vi)	(213)	141	(494)	(281)
Deferred revenue	g (viii)	6	(19)	10	4
Value of business acquired	g (vii)	1	96	44	43
Pensions and other post-retirement plans	g (xi)	281	(141)	90	(191)
SFAS 133 adjustments		(133)	425	702	835
Future income taxes on the above noted items[2]		(24)	84	(1,073)	(1,049)
Foreign currency translation[3]		121	(1,047)	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP[4]		$3,644	$2,565	$29,578	$28,217

[1]	Deferred acquisition costs consist of $ 3,152 (2005 – $3,009) of capitalized expenditures less $990 (2005 – $830) of amortization charged to income.

[2]	U.S. GAAP terminology is deferred income taxes.

[3]	Included a gain of $174 (2005 – gain of $206), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

[4]	Included in comprehensive equity was gross unrealized investment gains and gross unrealized investment losses of $6,644 and $971 (2005 – $6,398 and $1,190), respectively.
86     2006 Annual Report

d) Business combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized and, as a result, U.S. GAAP goodwill was increased by $624.
e) Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company
The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.
Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC (see note 3). As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidating financial statements for periods prior to the merger.
The Variable Company sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”
On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.
The Life Company sells medium-term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes.
MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.
The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.
Both MFC and JHF are insurance and bank holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the
2006 Annual Report     87

year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment.
In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.
In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.
Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.
88     2006 Annual Report

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.
Condensed Consolidating Balance Sheet

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$2	$121	$64,468	$7,446	$110,677	$—	$182,714
Investments in unconsolidated subsidiaries	30,050	12,896	3,744	163	—	(46,853)	—
Other assets	557	1,022	13,736	3,328	29,692	(11,443)	36,892
Separate account assets	—	—	13,018	9,235	141,230	—	163,483

Total assets	$30,609	$14,039	$94,966	$20,172	$281,599	$(58,296)	$383,089

Liabilities and equity
Policy liabilities	$—	$—	$60,649	$7,456	$96,735	$(3,041)	$161,799
Consumer notes	—	—	2,860	—	—	—	2,860
Other liabilities	337	86	5,139	995	17,809	(5,009)	19,357
Long-term debt	350	1,360	1,112	—	2,620	(2,402)	3,040
Liabilities for preferred shares and capital instruments	344	—	—	—	2,228	—	2,572
Non-controlling interest in subsidiaries	—	—	—	—	420	(20)	400
Separate account liabilities	—	—	13,018	9,235	141,230	—	163,483
Shareholders’ equity	29,578	12,593	12,188	2,486	20,557	(47,824)	29,578

Total liabilities and equity	$30,609	$14,039	$94,966	$20,172	$281,599	$(58,296)	$383,089

As at December 31, 2005

Assets
Invested assets	$12	$142	$67,651	$6,935	$100,449	$(22)	$175,167
Investments in unconsolidated subsidiaries	30,111	14,895	3,756	163	—	(48,925)	—
Other assets	605	319	13,998	3,306	28,889	(10,488)	36,629
Separate account assets	—	—	13,018	8,741	111,903	—	133,662

Total assets	$30,728	$15,356	$98,423	$19,145	$241,241	$(59,435)	$345,458

Liabilities and equity
Policy liabilities	$—	$—	$64,473	$6,993	$89,717	$(3,061)	$158,122
Consumer notes	—	—	2,900	—	—	—	2,900
Other liabilities	2,167	103	5,336	982	15,500	(6,150)	17,938
Long-term debt	—	1,335	602	—	1,976	(1,433)	2,480
Liabilities for preferred shares and capital instruments	344	—	—	—	1,578	—	1,922
Non-controlling interest in subsidiaries	—	—	—	—	211	6	217
Separate account liabilities	—	—	13,018	8,741	111,903	—	133,662
Shareholders’ equity	28,217	13,918	12,094	2,429	20,356	(48,797)	28,217

Total liabilities and equity	$30,728	$15,356	$98,423	$19,145	$241,241	$(59,435)	$345,458

2006 Annual Report     89

Condensed Consolidating Statements of Operations

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$2,949	$94	$9,458	$(6)	$12,495
Net investment income	5	30	3,556	367	6,072	(55)	9,975
Fee income and other revenue	74	3	367	489	5,700	(392)	6,241

Total revenue	$79	$33	$6,872	$950	$21,230	$(453)	$28,711

Policy benefits and expenses
Policyholder benefits	$—	$—	$4,923	$492	$12,493	$9	$17,917
Commissions, investment and general expenses	49	(1)	646	130	3,794	(341)	4,277
Amortization of deferred acquisition costs and value of business acquired	—	—	270	69	834	(5)	1,168
Other	27	58	371	33	832	(68)	1,253

Total policy benefits and expenses	$76	$57	$6,210	$724	$17,953	$(405)	$24,615

Income (loss) before income taxes	$3	$(24)	$662	$226	$3,277	$(48)	$4,096
Income tax (expense) recovery	(7)	15	(208)	(75)	(629)	(22)	(926)

Income (loss) after income taxes	$(4)	$(9)	$454	$151	$2,648	$(70)	$3,170
Equity in net income of unconsolidated subsidiaries	3,174	721	255	4	—	(4,154)	—

Net income	$3,170	$712	$709	$155	$2,648	$(4,224)	$3,170

For the year ended December 31, 2005

Revenue
Premium income	$—	$—	$2,296	$97	$9,513	$(39)	$11,867
Net investment income	5	4	4,383	395	6,544	(86)	11,245
Fee income and other revenue	22	—	410	480	4,991	(479)	5,424

Total revenue	$27	$4	$7,089	$972	$21,048	$(604)	$28,536

Policy benefits and expenses
Policyholder benefits	$—	$—	$4,755	$506	$12,571	$(545)	$17,287
Commissions, investment and general expenses	18	44	769	110	3,825	(563)	4,203
Amortization of deferred acquisition costs and value of business acquired	—	—	158	52	954	5	1,169
Other	14	49	303	34	681	(38)	1,043

Total policy benefits and expenses	$32	$93	$5,985	$702	$18,031	$(1,141)	$23,702

Income (loss) before income taxes	$(5)	$(89)	$1,104	$270	$3,017	$537	$4,834
Income tax (expense) recovery	(4)	38	(372)	(87)	(775)	(190)	(1,390)

Income (loss) after income taxes	$(9)	$(51)	$732	$183	$2,242	$347	$3,444
Equity in net income of unconsolidated subsidiaries	3,453	1,077	241	5	—	(4,776)	—

Net income	$3,444	$1,026	$973	$188	$2,242	$(4,429)	$3,444

90     2006 Annual Report

Condensed Consolidating Statement of Cash Flows

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$3,170	$712	$709	$155	$2,648	$(4,224)	$3,170
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,174)	(721)	(255)	(4)	—	4,154	—
Increase in policy-related liabilities	—	—	915	132	6,149	—	7,196
Net realized investment gains and other investment items	—	—	(12)	7	(1,367)	—	(1,372)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	—	—	17	(134)	(1,866)	—	(1,983)
Amortization of premium/discount	—	—	464	39	(232)	—	271
Other amortization	—	(9)	45	6	260	—	302
Future income tax expense	1	57	133	52	285	27	555
Stock-based compensation expense	—	—	2	—	24	—	26
Non-controlling interest in subsidiaries	—	—	—	—	10	11	21

Net income (loss) adjusted for non-cash items	$(3)	$39	$2,018	$253	$5,911	$(32)	$8,186
Change in other operating assets and liabilities	(9)	(40)	(151)	66	72	32	(30)

Cash provided by (used in) operating activities	$(12)	$(1)	$1,867	$319	$5,983	$—	$8,156

Investing activities
Purchase and mortgage advances	$—	$—	$(13,424)	$(1,988)	$(50,809)	$528	$(65,693)
Disposals and repayments	—	—	15,215	1,463	47,607	(528)	63,757
Subscription of preferred shares issued by a subsidiary	(28)	—	—	—	—	28	—
Net cash decrease from sales and acquisitions of subsidiaries	—	—	—	—	(59)	—	(59)
Cash paid for related party real estate	—	—	(175)	—	175	—	—
Capital contribution to unconsolidated subsidiaries	—	—	(80)	—	—	80	—
Dividends from unconsolidated subsidiary	1,755	645	182	—	—	(2,582)	—
Investment in common shares of related company	—	—	—	—	(1,100)	1,100	—

Cash provided by (used in) investing activities	$1,727	$645	$1,718	$(525)	$(4,186)	$(1,374)	$(1,995)

2006 Annual Report     91

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2006	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(384)	$—	$(384)
Issue of long-term debt	350	—	—	—	551	—	901
Capital contributions received from parent	—	—	—	—	80	(80)	—
Repayment of Interco long–term debt	—	33	555	—	(588)	—	—
Repayment of long–term debt	—	—	—	—	(272)	—	(272)
Issue of subordinated notes	—	—	—	—	645	—	645
Net redemptions in John Hancock Fixed institutional products	—	—	(4,493)	308	(778)	—	(4,963)
Bank deposits, net	—	—	—	—	2,296	77	2,373
Capital from joint venture partner	—	—	—	—	7	—	7
Consumer notes matured, net	—	—	(40)	—	—	—	(40)
Preferred share dividends	(30)	—	—	—	(5)	5	(30)
Common share dividends	(1,133)	—	(645)	(111)	(1,821)	2,577	(1,133)
Notes payable to subsidiary	314	—	—	—	350	(664)	—
Notes receivable from parent	—	—	—	—	(664)	664	—
Increase in notes receivable from affiliates	(27)	(701)	(131)	—	(11)	870	—
Increase (decrease) in notes payable to affiliates	(1)	—	—	—	871	(870)	—
Funds repaid, net	—	—	—	—	(69)	—	(69)
Tax benefit of stock options exercised	—	—	49	—	10	—	59
Purchase and cancellation of common shares	(1,631)	—	—	—	—	—	(1,631)
Common shares issued on exercise of options	139	—	—	—	—	—	139
Preferred shares issued (redeemed)		—
by a subsidiary	—	—	—	—	28	(28)	—
Preferred shares issued, net	294	—	—	—	—	—	294
Common shares issued	—	—	—	—	1,100	(1,100)	—

Cash (used in) provided by financing activities	$(1,725)	$(668)	$(4,705)	$197	$1,346	$1,451	$(4,104)

Cash and short-term investments
Increase (decrease) during the year	$(10)	$(24)	$(1,120)	$(9)	$3,143	$77	$2,057
Currency impact on cash and short-term investments	—	2	20	—	1	—	23
Balance, January 1	12	143	1,751	226	6,249	(77)	8,304

Balance, December 31, 2006	$2	$121	$651	$217	$9,393	$—	$10,384

Cash and short-term investments January 1
Gross cash and short-term investments	$12	$143	$1,751	$226	$6,710	$(77)	$8,765
Net payments in transit, included in other liabilities	—	—	—	—	(461)	—	(461)

Net cash and short-term investments, January 1	$12	$143	$1,751	$226	$6,249	$(77)	$8,304

End of year
Gross cash and short-term investments	$2	$121	$651	$217	$9,807	$—	$10,798
Net payments in transit, included in other liabilities	—	—	—	—	(414)	—	(414)

Net cash and short-term investments, December 31, 2006	$2	$121	$651	$217	$9,393	$—	$10,384

92     2006 Annual Report

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$3,444	$1,026	$973	$188	$2,242	$(4,429)	$3,444
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,453)	(1,077)	(241)	(5)	—	4,776	—
Increase in policy-related liabilities	—	—	648	219	3,902	(429)	4,340
Net realized investment gains and other investment items	—	—	(565)	(41)	(1,946)	—	(2,552)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	—	—	(71)	(216)	(1,553)	—	(1,840)
Amortization of premium/discount	—	—	650	58	87	—	795
Other amortization	—	(6)	29	3	189	—	215
Future income tax expense (recovery)	4	(34)	401	96	422	189	1,078
Stock-based compensation expense	—	—	6	—	27	—	33
Non-controlling interest in subsidiaries	—	—	6	—	6	(5)	7

Net income (loss) adjusted for non-cash items	$(5)	$(91)	$1,836	$302	$3,376	$102	$5,520
Change in other operating assets and liabilities	26	128	382	39	390	(107)	858

Cash provided by (used in) operating activities	$21	$37	$2,218	$341	$3,766	$(5)	$6,378

Investing activities
Purchase and mortgage advances	$—	$—	$(16,164)	$(1,863)	$(41,041)	$—	$(59,068)
Disposals and repayments	—	21	18,763	1,351	37,587	—	57,722
Capital contribution to unconsolidated subsidiaries	—	(387)	—	—	—	387	—
Subscription of affiliate subordinated debt	(31)	(156)	—	—	187	—	—
Redemption of preferred shares issued by a subsidiary	1,100	—	—	—	—	(1,100)	—
Dividends from unconsolidated subsidiary	1,000	832	239	—	—	(2,071)	—

Cash provided by (used in) investing activities	$2,069	$310	$2,838	$(512)	$(3,267)	$(2,784)	$(1,346)

2006 Annual Report     93

Condensed Consolidating Statement of Cash Flows (continued)

				John Hancock
	Manulife		John Hancock	Variable Life			Consolidated
	Financial	John Hancock	Life Insurance	Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the year ended December 31, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(115)	$—	$(115)
Dividends paid to parent	—	—	(832)	(204)	(1,035)	2,071	—
Capital contributions received from parent	—	—	387	—	—	(387)	—
Repayment of long-term debt	—	—	(4)	—	(300)	—	(304)
Net redemptions in John Hancock Fixed institutional products	—	—	(3,885)	500	(642)	—	(4,027)
Bank deposits, net	—	—	—	—	1,635	(77)	1,558
Consumer notes issued, net	—	—	137	—	—	—	137
Preferred share dividends	(14)	—	—	—	(5)	5	(14)
Common share dividends	(926)	—	—	—	—	—	(926)
Increase in notes receivable from subsidiaries	(430)	—	—	—	—	430	—
Increase in notes payable to parent	—	—	—	—	430	(430)	—
Increase in notes receivable from affiliates	—	(319)	—	—	—	319	—
Increase (decrease) in notes payable to affiliates	—	387	—	—	(68)	(319)	—
Funds repaid, net	—	(281)	—	—	(99)	—	(380)
Purchase and cancellation of common shares	(1,238)	—	—	—	—	—	(1,238)
Common shares issued on exercise of options	186	—	—	—	—	—	186
Preferred shares redeemed by a subsidiary	—	—	—	—	(1,100)	1,100	—
Repayment of subordinated debt securities	—	—	—	—	(9)	—	(9)
Preferred shares issued, net	344	—	—	—	—	—	344

Cash (used in) provided by financing activities	$(2,078)	$(213)	$(4,197)	$296	$(1,308)	$2,712	$(4,788)

Cash and short-term investments
Increase (decrease) during the year	$12	$134	$859	$125	$(809)	$(77)	$244
Currency impact on cash and short-term investments	—	—	(31)	(3)	(174)	—	(208)
Balance, January 1	—	9	923	104	7,232	—	8,268

Balance, December 31, 2005	$12	$143	$1,751	$226	$6,249	$(77)	$8,304

Cash and short-term investments, January 1
Gross cash and short-term investments	$—	$9	$923	$104	$7,568	$—	$8,604
Net payments in transit, included in other liabilities	—	—	—	—	(336)	—	(336)

Net cash and short-term investments, January 1	$—	$9	$923	$104	$7,232	$—	$8,268

End of year
Gross cash and short-term investments	$12	$143	$1,751	$226	$6,710	$(77)	$8,765
Net payments in transit, included in other liabilities	—	—	—	—	(461)	—	(461)

Net cash and short-term investments, December 31, 2005	$12	$143	$1,751	$226	$6,249	$(77)	$8,304

94     2006 Annual Report

f) Additional information required to be reported under U.S. GAAP
Derivative instruments and hedging activities
For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. For cash flow hedges, the effective portion of changes in fair values of derivative instruments is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net loss of $4, included in other comprehensive income as at December 31, 2006 (2005 – $10), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.
g) Valuation and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Bonds	Bonds are carried at amortized cost, less an allowance for specific losses. Allowances are provided on a specific bond whenever a decline in the value of the bond is considered to be other than temporary. Realized gains and losses on sale are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Bonds may be classified as “available-for-sale,” “held-to- maturity” or “trading” securities. “Available-for-sale” and “trading” bonds are carried at fair value, while “held-to- maturity” bonds are carried at amortized cost in the Consolidated Balance Sheets. A decline in the value of a specific “available-for-sale” or “held-to-maturity” bond that is considered to be other than temporary results in a write-down in the cost basis of the bond and a charge to income in the period of recognition. Realized gains and losses on sale are recognized in income immediately. Unrealized gains and losses on “available-for-sale” bonds, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” bonds are included in income immediately.

(ii) Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.

(iii) Stocks	Stocks are carried at a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter. Specific stocks are written down to fair value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Stocks may be classified as “available-for-sale” or “trading” securities and are carried at fair value in the Consolidated Balance Sheets. Other-than-temporary declines in the value of “available-for-sale” stocks result in a write-down in the cost basis of the stocks and a charge to income in the period of recognition. Realized gains and losses and other-than- temporary unrealized gains and losses on “available-for-sale” stocks are recognized in income immediately. Unrealized gains and losses on “available-for-sale” stocks, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” stocks are included in income immediately.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down, taking into account discounted cash flows, if the carrying amount of the real estate is not recoverable and exceeds its fair value. Realized gains and losses are recognized in income immediately.
2006 Annual Report      95

Canadian GAAP	U.S. GAAP

(v) Policy liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.	There are four main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.	Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited- payment contracts (including payout annuities), universal life- type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.
96      2006 Annual Report

	Canadian GAAP	U.S. GAAP

(v) Policy liabilities (continued)		Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available- for-sale” bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(vi) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non- participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. These amounts are recorded in other comprehensive income.
2006 Annual Report      97

	Canadian GAAP	U.S. GAAP

(vii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.	VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized are recorded in other comprehensive income.

(viii) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.	Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset. Changes to deferred revenue that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks actually been realized are recorded in other comprehensive income.

(ix) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.	Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(x) Derivatives	Derivatives are designated and effective as hedges if there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on derivatives designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Derivatives no longer considered hedges are carried on a moving market basis, whereby carrying values are moved toward market at a rate of 5% per quarter. Realized gains and losses are deferred and amortized into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	All derivatives are reported in the Consolidated Balance Sheets at their fair values, with changes in fair values recorded in income or equity, depending on the nature and effectiveness of the hedge. Changes in the fair value of derivatives not designated as hedges will be recognized in current period earnings. Specific guidance is provided relating to the types of hedges, the measurement of hedge ineffectiveness and hedging strategies. When a derivative instrument that is designated and qualifies as a fair value hedge is terminated, a final fair value change is recorded in income, together with the offsetting change in fair value of the hedged item. When a derivative instrument that is designated and qualifies as a cash flow hedge is terminated, the effective portion of the accumulated gain or loss continues to be recorded in other comprehensive income until the hedged item is recorded in income. If the Company determines that a hedged forecasted transaction is no longer probable of occurring, the unrealized gain or loss from the derivative instrument recorded in other comprehensive income is immediately recognized in earnings. See also section f.
98      2006 Annual Report

	Canadian GAAP	U.S. GAAP

(xi) Employers’ accounting for defined benefit pension and other post- retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 158 “Employers’ Accounting for Defined Benefit and Other Post Retirement Plans” (“SFAS 158”). SFAS 158 requires the funded status of a defined benefit pension or other post- retirement benefit plan to be recognized on the balance sheet as an asset or liability with an offset to other comprehensive income. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation. SFAS 158 does not require restatement of prior periods and is effective for the year ended December 31, 2006. To initially apply SFAS 158, the Company recorded pre-tax other comprehensive income of $281 to recognize the funded status of its defined benefit pension and other post-retirement benefit plans, resulting in accumulated other comprehensive income of $90.
h) Presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.	Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.	For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.	Assets and liabilities are called separate accounts and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

SOP 03-1 requires General Account classification for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statement of Cash Flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in the Consolidated Statement of Cash Flows.
2006 Annual Report      99

	Canadian GAAP	U.S. GAAP

(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.

(vii) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	In July 2005, the Emerging Issues Task Force issued EITF No. 04-5 – “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (“EITF 04-5”).

EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed. As a result of adopting EITF 04-5 on January 1, 2006, the Company consolidated three partnerships. Consolidation of two partnerships into the Company’s general fund as at December 31, 2006, resulted in an increase in invested assets of $149 and an increase in non-controlling interest in subsidiaries of $149. Consolidation of one partnership into the Company’s separate accounts as at December 31, 2006 resulted in an increase in separate account assets of $67, and an increase in separate account liabilities of $67.

(viii) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.
i) Future U.S. GAAP Accounting and Reporting Changes
Fair value option for financial assets and liabilities
In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities. SFAS 159 will be effective for the Company beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating the impact SFAS 159 will have on its consolidated financial statements.
Deferred acquisition costs
In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense. This guidance will be effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis. Retrospective adoption is not permitted. The Company does not expect the adoption to materially impact the consolidated financial statements.
Accounting for leveraged leases
In July 2006, the FASB issued FASB Staff Position 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007 and transition to the new standard will result in a charge to opening retained earnings at January 1, 2007 of $157.
100      2006 Annual Report

Exhibit 99.3
Accounting for uncertainty in income taxes
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is effective for the Company for the period beginning January 1, 2007 and upon adoption, the cumulative effect of the change will be recorded in retained earnings. The Company does not expect the adoption to materially impact the consolidated financial statements.
Accounting for certain hybrid financial instruments
In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). This guidance amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives. Use of this fair value option requires changes in fair value of the financial instrument be recorded in income. SFAS 155 is effective for all instruments acquired, issued or subject to a remeasurement event occurring on or after January 1, 2007. The Company does not expect the adoption to materially impact the consolidated financial statements.

Note 23 ▪	Comparatives
Certain comparative amounts have been reclassified to conform with the current year’s presentation.

Note 24 ▪	Subsequent Event
Subordinated debt securities
On February 1, 2007, MIC Trust redeemed both its total outstanding U.S. $492.5 trust preferred securities at par plus accrued and unpaid distributions to the date of redemption and the U.S. $15, 8.25% securities held by MIC. MIC redeemed all of the outstanding subordinated debentures issued to MIC Trust due February 1, 2027 at par plus accrued and unpaid interest to the date of redemption and redeemed its preferred purchase contracts. MIC Trust has subsequently been dissolved.
2006 Annual Report      101

Source of Earnings
Manulife Financial uses the Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools in understanding and managing the Company’s business. The SOE is prepared in accordance with regulatory guidelines prepared by the Canadian regulator, OSFI (Office of the Superintendent of Financial Institutions), and in accordance with draft guidelines prepared by the Canadia n Institute of Actuaries. The SOE attributes earnings to one of seven categories: expected profit from in-force business; the impact of new business; experience gains or losses comparing actual to expected outcomes; the impact of management actions and changes in assumptions; earnings on surplus funds; other; and the cost of taxes. In aggregate, these elements explain the $3,985 million in shareholders’ net income in 2006.
Expected profit from in-force business represents the formula-driven release of margins for adverse deviation on the non-fee income businesses and the expected annual pre-tax income on fee businesses. Margins for adverse deviation represent additional amounts held in excess of the expected cost of discharging policy obligations to provide a margin of conservatism. These amounts are released over time as the Company is released from the risk associat ed with the policy obligations.
Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by the impact of including margins for adverse deviation and other limits on capitalization of this economic value in the actuarial liabilities. Consequently, the Company reports an overall loss in the statement of operations from new business in the first year.
Experience gains or losses arise from items such as claims, policy persistency, investment returns, fee income and expenses, where the actual experience in the current period differs from the expected results assumed in the policy liabilities. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the r eporting period. The Company believes its expected assumptions are prudent. This is consistent with a history of favourable experience variances across our businesses. The significant 2005 experience loss in Reinsurance Division reflects losses in our property and casualty reinsurance business related to hurricane losses, including the impact of Hurricane Katrina.
Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for the policy liabilities and other management-initiated actions in the period that are outside the normal course of business. All changes in methods or assumptions impacting the policy liabilities are reported in the Corporate and Other segment with a total consolidated impact of positive $67 million in 2006 and positive $50  million in 2005 — Note 7 of the consolidated financial statements gives additional details of the breakdown of the changes in actuarial methods and assumptions. The change in methods and assumptions impact includes the impact of updating the discount rates applied in the valuation for the current year movement in market interest rates and equity markets for all businesses not actively managed on a matching basis (for wealth management businesses which are actively managed on a matching basis, the discount rates applied in the valuation are updated quarterly for investment market movements, with any gain/loss reported as an experience gain/loss in the business segment).
Material management action items reported in the Corporate and Other segment include the integration expenses associated with the John Hancock acquisition (reported in the Corporate and Other segment with a total consolidated pre-tax impact of $5 million in 2006 and $145 million in 2005) as well as a $60 million accrual in 2005 related to Portus.
Management action gains reported in business segments are primarily driven by the income adjustments related to the revisions to the John Hancock purchase equation in 2005, as well as the income impact of changes in the Conditional Tail Expectation (“CTE”) level of segregated fund guarantee reserves (a total pre-tax loss across businesses of $27 million in 2006, and a gain of $33 million in 2005).
Earnings on surplus funds reflect the actual investment returns on the assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary in harmony with the underlying asset categories.
Other represents pre-tax earnings items not included in any other line of the SOE, including minority interests. 2005 includes an $89 million gain reported in the Corporate and Other segment due to receipt of a residual asset payment from the receiver related to the wind-up of Daihyaku Life.
Income taxes represent the tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife Financial conducts business.
Manulife Financial’s shareholders’ net income increased to $3,985 million in 2006 from $3,294 million the previous year.
102      2006 Annual Report

Source of Earnings

		U.S.		Asia
For the year ended December 31, 2006	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
(Canadian $ in millions)	Insurance	Mgmt	Division	Division	Division	and Other	total

Expected profit from in-force business	$559	$950	$691	$542	$243	$85	$3,070
Impact of new business	(8)	(165)	(25)	(1)	(19)	—	(218)
Experience gains	117	522	258	234	99	204	1,434
Management actions and changes in assumptions	7	(14)	(14)	—	3	60	42
Earnings on surplus funds	260	307	326	128	79	(87)	1,013
Other	—	(20)	(5)	21	(2)	16	10

Income before income taxes	$935	$1,580	$1,231	$924	$403	$278	$5,351
Income taxes	(313)	(444)	(250)	(190)	(109)	(60)	(1,366)

Net income attributed to shareholders	$622	$1,136	$981	$734	$294	$218	$3,985

		U.S.		Asia
For the year ended December 31, 2005	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
(Canadian $ in millions)	Insurance	Mgmt	Division	Division	Division	and Other	Total

Expected profit from in-force business	$550	$836	$633	$512	$214	$61	$2,806
Impact of new business	(107)	(150)	(49)	22	(19)	—	(303)
Experience gains (losses)	217	147	178	160	(367)	315	650
Management actions and changes in assumptions	32	77	4	11	13	(186)	(49)
Earnings on surplus funds	230	316	290	106	70	121	1,133
Other	5	(15)	1	(10)	–	107	88

Income (loss) before income taxes	$927	$1,211	$1,057	$801	$(89)	$418	$4,325
Income taxes	(313)	(343)	(248)	(69)	(19)	(39)	(1,031)

Net income (loss) attributed to shareholders	$614	$868	$809	$732	$(108)	$379	$3,294

2006 Annual Report      103

Embedded Value
Embedded value is a measure of the shareholder value embedded in the current balance sheet of the Company, excluding any value associated with future new business. The change in embedded value between reporting periods is used by Manulife management as a measure of the value created by the year’s operations. Embedded value is a non-GAAP measure and does not have a standard definition.
Manulife Financial’s embedded value is defined as adjusted Canadian GAAP shareholders’ equity plus the value of in-force business. The adjusted Canadian GAAP shareholders’ equity is the fiscal year end Canadian GAAP shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, third party debt and pension liabilities. The value of in-force business is the present value of expected future Canadian GAAP earnings on in-force business less the present value cost of holding capital required to support the in-force business. Required capital uses the Canadian MCCSR required capital framework.
As at December 31, 2006, Manulife’s embedded value was $32.4 billion, an increase of $3.4 billion over December 31, 2005.
The actual value of the Company (from an investor’s perspective) is measured by the value of the Company’s shares on any particular day. In valuing the Company’s shares, investors take into account the value of shareholders’ equity and the in-force business, as well as the value of future business (i.e., the franchise value) and other considerations. During the fourth quarter, the Company’s market value, measured by its market capitalization, ranged from $54.7 billion to $61.1 billion. Normally, the embedded value of a company is less than its market value because the embedded value excludes the value of future business.
Embedded Value

For the years ended December 31,
(Canadian $ in millions unless otherwise stated)	2006	2005

Embedded value as at January 1	$29,015	$27,903
Interest on embedded value	2,336	2,227
New business	1,914	1,606
Experience variances and changes in actuarial assumptions	1,956	592

Embedded value before discount rate, currency and capital movements	$35,221	$32,328
Discount rate changes	(433)	(200)
Currency	153	(1,167)
Common shareholder dividends	(1,133)	(926)
Other capital movements[1]	(1,437)	(1,020)

Embedded value as at December 31	$32,371	$29,015

Embedded value per share	$20.92	$18.32
Annual growth rate in embedded value (before impact of discount rate, currency and capital changes)	21%	16%

[1]	Includes share repurchases and option exercises.
The embedded value can be reconciled to the financial statements as follows:

As at December 31,
(Canadian $ in millions)	2006	2005

Shareholders’ equity on balance sheet (excludes preferred shares)	$25,018	$23,286
Fair value adjustments	1,431	776
Goodwill and (post-tax) intangible assets	(8,571)	(8,633)

Value of shareholders’ net equity	$17,878	$15,429

Pre-tax value of expected profit embedded in CGAAP policy liabilities (reported actuarial provision for adverse deviation – PfAD)[2]	$30,712	$26,533
Adjustments:
Value of additional policy margins not captured in reported actuarial PfAD	2,314	3,719
Taxes	(9,653)	(9,187)
Converting discount rates from valuation rates to higher cost of capital adjusted discount rates	(4,878)	(4,252)
Cost of locked-in capital	(4,002)	(3,227)

Value of in-force business	$14,493	$13,586

Embedded value	$32,371	$29,015

[2]	The reported actuarial PfAD includes non-capitalized segregated fund margins.
104      2006 Annual Report

The principal economic assumptions used in the embedded value calculations in 2006 were as follows:

	Canada	U.S.	Hong Kong	Japan

MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.75%	9.50%	6.75%
Risk premium	4.0%	4.0%	5.0%	5.0%
Equity return	8.25%	8.75%	9.50%	6.75%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	34%	35%	17.5%	36%
Foreign exchange rate	N/A	1.1653	0.1498	0.0098

Discount rates have been derived from government bond rates in the respective countries, plus risk premiums varying from four per cent to five per cent. Higher discount rates were used in some Asian businesses. The weighted average discount rate is 8.7 per cent.
Surplus assets are projected forward at a pre-tax market return of seven per cent for U.S. and Canadian dollar denominated assets, and 3.5% for Yen denominated assets.
Consistent with normal practice, the foreign exchange rates and discount rates are updated each year to reflect prevailing market rates. Other principal assumptions are unchanged with the exception of the surplus yield in Japan. The key assumption changes are summarized below:

Discount Rates	2006	2005	Exchange Rates	2006	2005

Canada	8.25%	8.00%	U.S. Dollar	1.1653	1.1659
U.S.	8.75%	8.50%	Hong Kong Dollar	0.1498	0.1504
Japan	6.75%	6.50%	Japanese Yen	0.0098	0.0099

Surplus Yield	2006	2005

Japan	3.5%	3.0%

Embedded value has been calculated using the financial position of the Company as at September 30, 2006 projected to December 31, 2006, allowing for the actual change in key elements such as the market value of securities, new business contributions and in-force policy experience. The future stream of profits has been calculated on a Canadian GAAP basis in all countries using assumptions consistent with those used in the calculation of the actuarial liabilities. The expected cost of segregated fund guarantees within the policy liabilities is determined using stochastic techniques. The Company’s target equity/debt structure has been utilized, which assumes that 25 per cent of the capital is in the form of debt.
2006 Annual Report      105

Principal Subsidiaries
The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2006	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
The Manufacturers Life Insurance Company	100	$14,440	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company
Manulife Holdings (Delaware) LLC	100		Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100		Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100		Michigan, U.S.A.	U.S. based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York
John Hancock Life Insurance Company of New York	100		New York, U.S.A.	Provides group pension, individual annuities and life insurance products in the State of New York
John Hancock Investment Management Services, LLC	95		Massachusetts, U.S.A.	Investment advisor
Manulife Reinsurance Limited	100		Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100		St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100		St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company
Manulife (International) Limited	100		Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51		Shanghai, China	Chinese life insurance company
Manulife Asset Management (Asia) Limited	100		St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100		Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company
FNA Financial Inc.	100		Toronto, Canada	Holding company
Elliott & Page Limited	100		Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties
Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations
Regional Power Inc.	83.5		Montreal, Canada	Operator of hydro-electric power projects
MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations
Manulife Life Insurance Company	100		Tokyo, Japan	Japanese life insurance company
P.T. Asuransi Jiwa Manulife Indonesia	95		Jakarta, Indonesia	Indonesian life insurance company
P.T. Manulife Aset Manajemen Indonesia	95.3		Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds

The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100		Ho Chi Minh City,	Vietnamese life insurance company
			Vietnam
Manulife Insurance (Thailand) Public Company Limited	97.9		Bangkok, Thailand	Thai life insurance company
Manulife Europe Ruckversicherungs-Aktiengesellschaft	100		Cologne, Germany	European property and casualty reinsurance company
MFC Global Fund Management (Europe) Limited	100		London, England	Holding company
MFC Global Fund Investment Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds
106      2006 Annual Report

As at December 31, 2006	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
John Hancock Holdings (Delaware) LLC	100	$11,547	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S. based financial services company that offers a diverse range of financial protection products and wealth management services
John Hancock Variable Life Insurance Company	100		Boston, Massachusetts, U.S.A.	U.S. based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York
P.I. Asuransi Jiwa John Hancock Indonesia	96.2		Jakarta, Indonesia	Indonesian life insurance company
Independence Declaration Holdings LLC	100		Boston, Massachusetts, U.S.A.	Holding company
Declaration Management & Research LLC	100		McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Subsidiaries LLC	100		Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Network, Inc.	100		Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Funds LLC	100		Boston, Massachusetts, U.S.A.	Mutual fund company
Hancock Natural Resource Group, Inc.	100		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock International Holdings, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
Manulife Insurance (Malaysia) Berhad	45.8		Kuala Lumpur, Malaysia	Malaysian life insurance company
John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Tianan Life Insurance Company	50		Shanghai, China	Chinese life insurance company
2006 Annual Report      107

Corporate Officers
As of March 14, 2007

Executive Committee:

Dominic D’Alessandro	John D. DesPrez III	John C. Mather
President and Chief Executive Officer	Senior Executive Vice President,	Senior Executive Vice President and
	John Hancock Financial Services	Chief Information and Technology Officer

Diane M. Bean
Executive Vice President,	J. Roy Firth	Paul L. Rooney
Corporate Affairs and Human Resources	Executive Vice President,	Senior Executive Vice President and
	Individual Wealth Management	General Manager, Canada

Jean-Paul (J-P.) Bisnaire
Senior Executive Vice President,	Bruce Gordon	Peter H. Rubenovitch
Business Development and	Senior Executive Vice President and	Senior Executive Vice President and
General Counsel	General Manager, Canada	Chief Financial Officer
(retiring: March 31, 2007)

James R. Boyle		Warren A. Thomson
Executive Vice President, U.S. Insurance	Donald A. Guloien	Executive Vice President, U.S.
	Senior Executive Vice President and Chief Investment Officer	Investments and Global Investment Management
Robert A. Cook
Senior Executive Vice President and
General Manager, Asia and Japan	Marianne Harrison
Executive Vice President and Controller

Geoffrey G. Crickmay
Executive Vice President and	Beverly S. Margolian
General Manager, Japan	Executive Vice President and
Chief Risk Officer

Simon R. Curtis
Executive Vice President and Chief Actuary
Management Committee
(includes members of Executive Committee plus):

Richard J. Brunet	Michael E. Huddart	Hugh C. McHaffie
Executive Vice President, Group Benefits	Executive Vice President and	Executive Vice President,
	General Manager, Hong Kong	U.S. Wealth Management
Robert T. Cassato
Executive Vice President, Distribution and	Edward W.K. Lau	Marc H. Sterling
President, Wood Logan	Executive Vice President and	Executive Vice President,
	Deputy General Manager, Asia	Regional Operations, Asia
Jonathan Chiel
Executive Vice President and	Steven J. Mannik	Peter A. Stuart
General Counsel, John Hancock	Executive Vice President and	Executive Vice President,
	General Manager, Reinsurance	Canadian Investments
Philip J. Hampden-Smith
Executive Vice President and General
Manager, South East Asia Operations
108      2006 Annual Report

Office Listing

Corporate Headquarters
Manulife Financial Corporation
200 Bloor Street East
Toronto, ON
Canada M4W 1E5
Tel: (416) 926-3000

Canadian Division
Head Office
500 King Street North
Waterloo, ON
Canada N2J 4C6
Tel: (519) 747-7000

Elliott & Page Limited
(Manulife Mutual Funds)
200 Bloor Street East
Toronto, ON
Canada M4W 1E5
Tel: (416) 581-8300
1-800-363-6647

Manulife Bank of Canada
500 King Street North
Waterloo, ON
Canada N2J 4C6
Tel: (519) 747-7000

Manulife Securities International Ltd.
500 King Street North
Waterloo, ON
Canada N2J 4C6
Tel: (519) 747-7000

U.S. Division
John Hancock
Financial Services
Head Office and
U.S. Wealth Management
601 Congress Street
Boston MA 02210
U.S.A.
Tel: (617) 663-3000

U.S. Insurance
197 Clarendon Street
Boston MA 02116
U.S.A.
Tel: (617) 572-6000
Asia and Japan Division
Head Office
48/F., Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong
Tel: (852) 2510-5888

Japan
Manulife Life Insurance Company
4-34-1, Kokuryo-cho
Chofu-shi, Tokyo
Japan 182-8621
Tel: (81-4) 2489-8080

China
Manulife-Sinochem
Life Insurance Co. Ltd.
21/F., Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
P.R. China
Tel: (86-21) 5049-2288

Hong Kong
Manulife (International) Limited
36/F., Manulife Tower
169 Electric Road
North Point
Hong Kong
Tel: (852) 2510-5600

Manulife Provident Funds Trust
Company Limited
36/F., Manulife Tower
169 Electric Road
North Point
Hong Kong
Tel: (852) 2510-5600

Manulife Asset Management
(Hong Kong) Limited Suite 4701
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong
Tel: (852) 2510-3388

Indonesia
PT. Asuransi Jiwa Manulife Indonesia
Jl. Pegangsaan Timur No. 1A
Jakarta 10320
Indonesia
Tel: (62-21) 2355 9966

Malaysia
Manulife Insurance (Malaysia)
Berhad
12th Floor
Menara Manulife RB
Jalan Gelenggang
Damansara Heights
50490 Kuala Lumpur
Tel: (03) 2719-9228

Philippines
The Manufacturers Life Insurance
Co. (Phils.), Inc.
LKG Tower
6801 Ayala Avenue
1226 Makati City
Philippines
Tel: (63-2) 884-5433	Singapore
Manulife (Singapore) Pte Ltd.
491B River Valley Road
#07-00 Valley Point
Singapore 248373
Tel: (65) 6737-1221

Taiwan
Manulife Taiwan
2/F., 89 Sungren Road
Taipei 110
Taiwan
Tel: (886-2) 2757-5888

Thailand
Manulife Insurance Thailand
364/30 Sri Ayudhaya Road
Rajthevi
Bangkok 10400
Thailand
Tel: (66-2) 2246-7650
1-800-224-797 in Thailand

Vietnam
Manulife (Vietnam) Limited
12/F., Diamond Plaza
34 Le Duan Street
Ho Chi Minh City
Vietnam
Tel: (84-8) 825-7722

Reinsurance Division
Manulife Reinsurance
200 Bloor Street East
Toronto, ON
Canada M4W 1E5
Tel: (416) 926-3000

Manulife Reinsurance –
John Hancock U.S.A.
200 Clarendon Street, T-22
Boston, MA 02116
U.S.A.
Tel: (617) 572-6000

International Group Program
200 Clarendon Street, T-22
Boston, MA 02116
U.S.A.
Tel: (617) 572-6000

Manufacturers P&C Limited
Manulife Place, Bishop’s Court Hill
Collymore Rock, St. Michael
Barbados, West Indies
Tel: (246) 228-4910

Manulife Europe
Rückversicherungs-AG
Theodor-Heuss-Ring 1
50668 Cologne, Germany
Tel: 011-49-221-973-1850

Investment Division
MFC Global Investment Management
(Canada) Limited
200 Bloor Street East
Toronto, ON
Canada M4W 1E5
Tel: (416) 926-6262

MFC Global Investment
Management (U.S.), LLC
101 Huntington Avenue
Boston, MA 02199
U.S.A.
Tel: (617) 375-1700

MFC Global Investment Management
(Europe) Limited
10 King William Street
London, EC4N 7TW
England
Tel: (44-20) 7256-3500	MFC Global Investment Management
(Japan) Limited
Kyobashi TD Building 7F
1-2-5, Kyobashi
Chuo-ku, Tokyo
Japan 104-0031
Tel: (81-3) 5204-5545

Manulife Asset Management
(Hong Kong) Limited
Room 1902-03
19th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong
Tel: (852) 2258-9088

Manulife Capital
200 Bloor Street East
Toronto, ON
M4W 1E5
Canada
Tel: (416) 926-5727

Mortgage Division
200 Bloor Street East
Toronto, ON
M4W 1E5
Canada
Tel: 1-800-286-1909 (Canada)
       1-800-809-3082 (U.S.A.)

NAL Resources Management Limited
550 6th Avenue S.W.
Suite 600
Calgary, AB
T2P 0S2
Canada
Tel: (403) 294-3600

Real Estate Division
250 Bloor Street East
Toronto, ON
M4W 1E5
Canada
Tel: (416) 926-5500

Declaration Management &
Research LLC
1800 Tysons Boulevard
Suite 200
McLean, VA 22102-4263
U.S.A.
Tel: (703) 749-8200

Hancock Natural Resource Group
99 High Street, 26th Floor
Boston, MA 02110-2320
U.S.A.
Hancock Timber Resource Group
Tel: (617) 747-1600
Hancock Agricultural Investment
Group
Tel: (617) 747-1601
2006 Annual Report       109

Shareholder Information

Manulife Financial
Corporation
Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5 Telephone (416) 926 — 3000 Fax: (416) 926 – 5454
Web site: www.manulife.com
Annual Meeting of Shareholders
Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 03, 2007 at 11:00 a.m. in the International Room at 200 Bloor Street East, Toronto, ON,
Canada M4W 1E5
Stock Exchange Listings
Manulife Financial Corporation’s common shares are listed on: The Toronto Stock Exchange (MFC) New
York Stock Exchange (MFC) The Stock Exchange of Hong Kong (0945) Philippine Stock Exchange (MFC)
Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our Web site at www.manulife.com. Telephone: 1-800-795-9767, ext. 63383 or 65729 Fax: (416) 926-6285 E-mail:
investor_relations@manulife.com
Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents
If you have an issue which cannot be dealt with by our local transfer agents, you may contact
Shareholder Services at Manulife at 1-800-795-9767, ext. 21022 or 66349, or via Fax: (416) 926-3503
Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street
Postal Station Toronto, ON
Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com
CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.
Transfer Agent in the United States
Mellon Investor Services
480 Washington Blvd. Jersey City, NJ 07310 USA
Or P.O. Box 3316
South Hackensack NJ
07606-1916 U.S.A.
Telephone: 1-800-249-7702
E-mail: shrrelations@mellon.com
Online: www.melloninvestor.com/ISD
Transfer Agent in Hong Kong
Computershare Hong Kong Investor Services Limited
Rooms 1806-1807
18th Floor Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Telephone: Registered Holders: (852) 2862–8555
Ownership Statement Holders:
(852) 2288-8346
Transfer Agent in the Philippines
The Hongkong and Shanghai Banking Corporation Limited Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City Philippines
Telephone: (632) 683-2685
Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
Common Share Trading Summary

	Toronto	New York	Hong Kong	Philippines
	(Canadian $)	(U.S. $)	(Hong Kong $)	(Philippines Pesos)
Year 2006
Fourth Quarter
High	$39.80	$34.48	$265.00	PHP1680
Low	$35.35	$31.12	$246.00	PHP1560
Close	$39.35	$33.79	$258.00	PHP1620

Third Quarter
High	$37.30	$33.27	$257.00	PHP1670
Low	$34.39	$29.95	$246.00	PHP1500
Close	$36.00	$32.26	$253.00	PHP1610

Second Quarter
High	$37.32	$33.63	$290.00	PHP2000
Low	$33.83	$30.05	$241.00	PHP1580
Close	$35.37	$31.77	$251.00	PHP1690

First Quarter
High	$37.56	$32.71	$253.00	PHP1640
Low	$33.96	$29.04	$227.00	PHP1533
Close	$36.63	$31.39	$249.00	PHP1605

Year 2005
Fourth Quarter
High	$35.00	$29.99	$232.50	PHP1580
Low	$29.58	$24.95	$197.50	PHP1385
Close	$34.14	$29.40	$228.00	PHP1580

Third Quarter
High	$31.88	$26.86	$205.00	PHP1475
Low	$29.33	$23.46	$183.00	PHP1400
Close	$31.00	$26.66	$204.00	PHP1460

Second Quarter
High	$30.35	$24.63	$189.50	PHP1345
Low	$27.88	$22.42	$175.50	PHP1200
Close	$29.26	$23.91	$189.00	PHP1345

First Quarter
High	$29.33	$24.22	$187.00	PHP1285
Low	$26.65	$21.69	$170.50	PHP1175
Close	$28.88	$23.96	$184.50	PHP1273

Note: On June 2, 2006 Manulife issued a stock dividend which had the same effect as a 2 for 1 stock split. Trading statistics prior to Q2 2006 have been restated on a post split basis.

Common Share Dividends

(Canadian $)	Record Date	Payment Date	Per Share Amount
Year 2006
Fourth Quarter	February 26, 2007	March 19, 2007	$0.200
Third Quarter	November 15, 2006	December 19, 2006	$0.200
Second Quarter	August 16, 2006	September 19, 2006	$0.175
First Quarter	May 16, 2006	June 19, 2006	$0.175

Year 2005
Fourth Quarter	February 21, 2006	March 19, 2006	$0.175
Third Quarter	November 15, 2005	December 19, 2005	$0.150
Second Quarter	August 16, 2005	September 20, 2005	$0.150
First Quarter	May 17, 2005	June 21, 2005	$0.150

Note: On June 2, 2006 Manulife issued a stock dividend which had the same effect as a 2 for 1 stock split. Dividend rates prior to Q2 2006 have been restated on a post split basis.

110      2006 Annual Report

SHAREHOLDER QUICK REFERENCE GUIDE
E-Services – on time and online –available from Manulife Financial!
If your shares are registered or in ownership statement form.
■	Have your dividends deposited directly to your bank account and you’ll never misplace that dividend cheque again.

■	Manage your account online! Check your share balance, look up dividend payment information, and access tax forms. Information when you want it – 24 hours a day, 7 days a week.

■	Help our environment, save paper and help us reduce printing and mailing expenses. Sign up now for electronic document delivery. No more waiting for the mail. These Manulife Financial documents are available electronically:
■	Annual Reports

■	Quarterly Shareholder Reports

■	Notices of Shareholder Meetings

■	Proxy Circulars
To find out more about the services available to you through our Transfer Agents, simply visit their websites.
In Canada:
contact CIBC Mellon Trust at
www.cibcmellon.com/investor
In the United States:
contact Mellon Investor Services at
www.melloninvestor.com/isd
If your shares are in a brokerage account, please contact your broker to ask about e-services available to you.
Manulife Financial Corporation
Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Website: www.manulife.com
Annual Meeting Of Shareholders
Shareholders are invited to attend the Annual Meeting of Manulife Financial Corporation to be held on May 3, 2007 at 11:00 a.m. in the International Room at 200 Bloor Street East, Toronto, ON, Canada M4W 1E5
MFC Annual Report This annual report is also available online at www.manulife.com
Dividend Reinvestment and Direct Share Purchase Plans
Canadian and U.S. shareholders can have their Manulife common share dividends automatically reinvested into additional Manulife common shares or they can buy additional common shares using the optional cash purchase feature.
Get your money working for you sooner. It’s easy and convenient!
You also receive:
■	The safety and security of a book entry account

■	Online access to your account 24/7

■	The ability to sell your shares through the Plan
For more details and information on how to enroll, contact our transfer agents or go to our website at www.manulife.com/shareholders

Our Vision
Our vision is to be the most professional life insurance company in the world, providing the very best financial protection and investment management services tailored to customers in every market where we do business.
Commitment to the Global Community
Manulife believes that part of its vision of being a world-class, Canadian-based financial services company means investing in local communities to help build the resilient infrastructure that allows our neighbours to seize opportunities and withstand challenges. Every employee is encouraged to become involved and make a difference. We are very proud of the fact that in 2006 nearly 7,000 Manulife employees donated more than 55,000 hours of their time globally to support our community partners in a myriad of ways. Manulife Financial and its divisions – in Canada, the United States, Asia and Japan – also donated more than $24 million worldwide in the past year to assist more than 600 non-profit organizations.
Manulife Financial Corporation
Corporate Headquarters
200 Bloor Street East, Toronto, ON, Canada M4W 1E5
Telephone: (416) 926-3000
Investor Relations & Shareholder Services
Telephone: 1-800-795-9767
E-mail: investor_relations@manulife.com
www.manulife.com
The following Manulife Financial documents are available online at www.manulife.com.
■	Proxy Circular

■	Annual Report

■	Public Accountability Statement

■	Corporate Governance policies
La Circulaire de sollicitation de procurations et le Rapport annuel de la Financière Manuvie sont aussi disponibles en français.
E-Services – on time and online
Through our stock transfer agents, CIBC Mellon Trust in Canada and Mellon Investor Services in the United States, Manulife is able to offer convenient and secure electronic services to shareholders. More information available on the inside back cover of this report.
Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates, including Manulife Financial Corporation.